As confidentially submitted to the Securities and Exchange Commission on September 14, 2021.
This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NERDWALLET, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7375	45-4180440
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
875 Stevenson St., 5th Floor
San Francisco, CA 94103
(415) 549-8913
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Tim Chen
Chief Executive Officer
NerdWallet, Inc.
875 Stevenson St., 5th Floor
San Francisco, CA 94103
(415) 549-8913
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Sellers David Peinsipp Nicole Orders Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Ekumene Lysonge Aby Castro Office of the General Counsel NerdWallet, Inc. 875 Stevenson St., 5th Floor San Francisco, CA 94103 (415) 549-8913	Richard Kline Sarah Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.0001 par value per share	$	$
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated                     , 2021
PRELIMINARY PROSPECTUS

Shares of Class A Common Stock

This is an initial public offering of shares of Class A common stock of NerdWallet, Inc.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $          and $           per share. We intend to apply to list our Class A common stock on the Nasdaq Stock Market under the symbol “NRDS.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The beneficial owners of our Class B common stock are Tim Chen, our co-founder and chief executive officer, and his affiliated trusts. As the holders of our outstanding Class B common stock, Mr. Chen and his affiliated trusts will hold approximately      % of the voting power of our outstanding capital stock immediately following this offering. As a result, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules and Nasdaq corporate governance standards. This ownership means that, for the foreseeable future, holders of our Class A common stock will not have a meaningful voice in our corporate affairs and that the control of our company will be concentrated with Mr. Chen. For additional information, see the sections titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock" and “Management—Controlled Company.”

See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
_______________
(1)See the section titled “Underwriters” for additional information regarding compensation payable to the underwriters.
To the extent that the underwriters sell more than           shares of Class A common stock, the underwriters have the option to purchase up to an additional                        shares of Class A common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                                ,2021.

MORGAN STANLEY	KEYBANC CAPITAL MARKETS	BOFA SECURITIES	BARCLAYS	CITIGROUP

TRUIST SECURITIES	WILLIAM BLAIR	OPPENHEIMER & CO.

Prospectus dated                     , 2021

FROM THE DESK OF TIM CHEN

NerdWallet exists for one reason: to empower consumers and SMBs with financial guidance they can trust.

Back when I was in college, I tagged along with my sister when she visited her bank. When we arrived, a banker pointed out that her checking account was not earning her a great interest rate and suggested she open a new savings account with a better rate. Coincidentally, I had just seen a TV ad for an online bank with a funky name and a far superior rate than the one the banker recommended. I interjected, and my sister ended up with more cash in her pocket.

This experience highlighted a problem that I would come to see repeatedly over the ensuing 20 years: trustworthy financial guidance from knowledgeable sources is hard to find. Sales commissions affect trustworthiness, and complexity makes it time consuming for anyone to become knowledgeable across all areas of personal finance—especially with the explosion of choice we're currently witnessing in financial services.

My subsequent experiences have only reinforced this over the years: standing at the rental car counter and being sold insurance that was already covered by my credit card, an advisor convincing my parents to pay a 5% front-end load fee on a mutual fund when a similar no-load mutual fund was available, and finding out that a friend was paying substantially less for auto insurance.

The incident that spurred me to found NerdWallet followed the same arc. In 2009, my sister asked me which credit card was best for an expat living in Australia. I said, "Let me Google that for you," expecting to have an answer in a few minutes. Instead, I found a lot of marketing materials, but nothing resembling a clear, well-researched answer. So I built her a spreadsheet to help and got a little carried away, as nerds are wont to do. Before I knew it, that spreadsheet was forwarded again and again to others who were all looking for an answer to one, simple question: "What's the best credit card for me?" From there, NerdWallet's first credit cards tool was built and our mission was born.

OUR MISSION

To achieve this clarity, you need trustworthy financial guidance from deeply knowledgeable sources. When I think about what this looks like, two people come to mind: my mom and my high school physics teacher.

Trustworthy financial guidance has a simple definition for me: it's guidance I would be comfortable sharing with my mom.

When it comes to being knowledgeable, my high school physics teacher used to say, "The better someone understands a topic, the simpler their explanation will become." This statement is particularly important in personal finance where there is so much overtalking, overselling, and overdoing. Providing clarity is all about breaking down complexity and making it as simple as possible for people to make the most informed financial decisions.

That's the clarity we strive to provide at NerdWallet: trustworthy, knowledgeable financial guidance that's good enough for my mom and my high school physics teacher.

OUR OPPORTUNITY

We've built a trusted brand that reached an average of 21 million unique users per month in the first half of 2021. As a result, not only are tens of millions of consumers getting the trusted guidance they need when they turn to NerdWallet, but the financial services providers who partner with us are also able to reach consumers authentically and cost-effectively. With the explosion of products available on the market, it has become increasingly expensive for financial services providers to reach consumers. By partnering with NerdWallet, those financial services providers with the best products can easily and cost-effectively reach well-informed, high-intent consumers who are a great match for their products.

Over the past 12 years, we've diversified our business to provide consumers and SMBs with trustworthy, knowledgeable guidance across credit cards, mortgages, insurance, personal loans, banking, investing, student loans, and more, with recent expansion in small business lending and into the UK market. We've come a long way, but I believe we're still in the early innings. We aim to become the most trusted name in personal finance.

We have a massive opportunity to deepen our relationship with consumers and SMBs—and in doing so, to grow NerdWallet's business. We will continue to land and expand by adding new capabilities to our existing verticals to improve the quality of our guidance and drive recurring revenue; for example, our acquisition of Fundera gives us the opportunity to offer SMB owners a human touch during one of the biggest financial decisions of their lives, while building a fruitful relationship for their future needs. We also have plans to extend our guidance to new verticals—as we've done with mortgages and banking. Additionally, we will focus on enabling AI-driven smart money moves, at scale. Millions of consumers are already signing up to receive "nudges" about the smart money moves they should make—like refinancing their mortgage when interest rates are low, switching to a cash back credit card that rewards their existing spending habits, or reshopping their auto insurance because they moved to a different state and another provider offers a better rate—and we have big plans to expand these "nudging" capabilities in the future.

Consumers are getting savvier. They're going online to learn, shop, and compare everything. They've gotten a taste for what clarity looks like and will increasingly demand a more trustworthy, knowledgeable resource they can turn to for help.

So who do we think they will turn to for all of their money questions? They'll turn to the Nerds.

TIM CHEN

CO-FOUNDER & CEO OF NERDWALLET

GLOSSARY OF TERMS

Adjusted EBITDA	We define Adjusted EBITDA as net income (loss) from continuing operations adjusted to exclude depreciation and amortization, interest expense, net, provision (benefit) for income taxes, and further exclude (1) loss (gain) on impairment and on disposal of assets, (2) remeasurement of the embedded derivative in long-term debt, (3) change in fair value of contingent consideration related to earnouts, (4) deferred compensation related to earnouts, (5) stock-based compensation, and (6) acquisition-related costs.
KYM	Notice Media Ltd., doing business as Know Your Money
Monthly Unique Users (“MUUs”)
We define a Monthly Unique User (“MUU”) as a unique user with at least one session on our platform in a given month as determined by a unique device identifier. MUUs during a time period longer than one month are measured by averaging the MUUs of each month within that period.

SMBs	Small and mid-sized businesses.
Registered User
An individual who has created an account on the NerdWallet platform. The registered user metric is a standalone metric calculated independently from whether an individual accesses our platform in a given period.

TABLE OF CONTENTS
PROSPECTUS

Through and including                       , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company” and “NerdWallet” refer to NerdWallet, Inc. and its consolidated subsidiaries. Unless otherwise indicated, references to our “common stock” refer to our Class A common stock.
NERDWALLET, INC.
Overview
Our mission is to provide clarity for all of life’s financial decisions.
Our vision is a world where everyone makes financial decisions with confidence.
At NerdWallet, we empower consumers—both individual consumers and small and mid-sized businesses (SMBs)—to make smarter financial decisions with confidence via our digital platform. Technology has changed the way consumers manage their financial lives, making them more comfortable with comparing and shopping for financial products online. This change has accelerated with the dramatic growth in companies offering innovative financial products. At NerdWallet, we are leveraging this transformation to democratize access to trustworthy financial guidance—ultimately helping to improve the financial well-being of consumers and the financial services industry as a whole. As the financial services industry becomes more fragmented and complex, our value proposition as a trusted, independent platform for consumers increases.
We deliver guidance to consumers through educational content, tools and calculators, product marketplaces and the NerdWallet app. Our platform delivers unique value across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans, and has grown to include the UK and Canada. Across every touchpoint, the cornerstone of our platform is our consumers’ trust in the independent, objective and relevant guidance we provide, free of charge.
This trusted guidance has helped us build a large, loyal and well-informed audience of consumers who turn to us as a resource for many of their money questions and to shop for the best financial products for them. We then use machine learning to present personalized options using aggregated and scalable information. As a result, we have become an attractive partner for financial services providers wanting to access high-value consumers—consumers who might not otherwise trust these financial services providers’ recommendations because their guidance is inherently biased toward their own products.
By operating at the intersection of consumers and financial services providers, NerdWallet drives value for both. NerdWallet’s ability to serve consumers and financial services providers hinges on our position as an independent, unbiased resource. The core strength of our platform is the trust that we build with consumers and the tailored and personalized recommendations we deliver via our data science models.
Our mission will guide us over the long-term as we build on our leadership as the place consumers turn first for financial guidance. Already, we have achieved massive, top-of-funnel audience reach with an average of 16 million Monthly Unique Users (MUUs) per month in 2020 and 21 million per month in the first half of 2021. We define a Monthly Unique User (MUU) as a unique user with at least one session in a given month as determined by unique device identifiers. By putting the consumer first, we not only empower consumers to make better financial decisions, but also help our financial services partners more effectively find new customers well-suited to their products.

Our Platform
Our trusted platform aligns the interests of consumers seeking financial products with the financial services providers that offer these products. We do this by combining our house views with machine learning to help consumers find the right financial product for their needs. A successful initial experience often leads to follow-up activity on our platform and we believe it also leads to higher customer lifetime value for our financial services partners. This alignment of interests, enabled by our unbiased and trusted guidance, benefits consumers, the financial services partners and NerdWallet.
We built NerdWallet with the following key assumptions:
•Everything starts with trust;
•Consumers have an unmet need for unbiased guidance to inform their financial decisions; and
•There is a compelling opportunity to use data to personalize and automate guidance at scale.
Starting with these assumptions, we offer the following benefits to consumers and to our financial services partners.
Benefits of Our Platform for Consumers
Our platform is designed to provide consumers with clarity about their finances, to empower them to make optimal financial decisions and instill them with a sense of confidence in their choices. We accomplish this by:
•Providing Comprehensive Guidance with an Independent, Unbiased Editorial Team. We build trust by offering guidance that is credible, consistent and grounded in our consumer-first values. We establish credibility with financial product reviews and content that cover a myriad of topics.
•Using Simplicity and Transparency to Enable Well-Informed Decisions. We write the articles and build tools to appeal to everyone, ranging from the casual reader to someone looking to understand more complex details on a topic.
•Acting as a Trusted Guide and Navigator, Providing Personalized Guidance. We make it easy for our Registered Users to stay on top of their money by centralizing many of their financial decisions in one place. Consumers can get a holistic view of their finances, and hone in on specific details about their spending and saving patterns across accounts. By codifying insights from our award-winning editorial team, we are able to recommend smart money moves via contextual “nudges.” As a result, we have become a one-stop-shop for consumers to track, manage and plan their financial futures.
•Providing Comprehensive Coverage Across Major Financial Verticals. Today, we have financial services partners in eight financial verticals: credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We have a broad range of partners, from the largest financial services providers to disruptive emerging players.
Benefits of Our Platform for our Partners
In order to match consumer demand for high-quality financial products, we partner with leading financial services providers. We attract these financial services partners to our platform by offering:
•Huge Audience and Reach, with an Average of 21 Million Monthly Unique Users Turning to the Nerds Per Month in the First Half of 2021.

•Access to Consumers Who Are Ready to Transact. Because our expertise and personalized guidance are helpful for consumers at all stages of the financial decision-making process, many of the consumers on our platform are poised to make a transaction after using our platform. For our financial services partners, these consumers who have a better understanding of our partners’ products than the average customer are more likely to successfully match with products offered by financial services partners. We believe that these high-quality matches can result in higher customer lifetime values for our financial services partners.
•Positive Brand Association. We believe that our consumers place a high value on our unbiased guidance, and as such, we believe that our financial services partners greatly benefit from placement on our “Best-of” Awards lists, in our reviews and within other NerdWallet content. As a result, many of our financial services partners use their “Best-of” designation in their own marketing materials.
•Exposure to Consumers Seeking a Broad Range of Financial Products. Given the breadth of our expertise, financial services partners can provide their offerings to consumers that use our platform for multiple facets of their financial well-being.
Our Strengths
We have five core strengths that we believe provide us with a competitive advantage:
•Trusted Platform for Consumer and SMB Financial Guidance. We have maintained an unwavering commitment to providing consumers with free and trusted financial guidance for over a decade, including unbiased recommendations and decision-making tools. Additionally, in the trailing twelve months as of June 30, 2021, approximately 73% of our traffic on NerdWallet came from direct or unpaid traffic sources, further demonstrating the value of our brand, organic marketing efforts and strategy.
•Massive Top-of-the-Funnel Reach. The foundation of our platform is a direct, consumer-first approach, combined with deep domain expertise. This drives superior brand awareness and traffic to our platform.
•Unique Breadth of Financial Offerings Under One Brand. We are a one-stop destination for consumer and SMB financial guidance, covering credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. This makes it easy for consumers to compare solutions from a wide array of providers across multiple products to meet their diverse needs.
•Platform That Drives and Benefits from Strong Network Effects. As more consumers use our platform and engage with our extensive financial guidance and tools, our consumer and transaction database grows and our product recommendations yield higher success rates. This increases user satisfaction, converting more users into Registered Users and improving repeat user rates. As we apply machine learning to match more high-quality consumers with products and services, our platform becomes increasingly valuable to financial services partners. This, in turn, attracts new partners and new financial products to the platform.
•Founder-Led Management Team Focused on Continual Innovation and Capital Efficiency. Our co-founder and Chief Executive Officer, Tim Chen, started NerdWallet in 2009 to bring clarity to all of life’s financial decisions. We grew to approximately $44 million of revenue in 2014 with no outside equity capital. Today, we continue to maintain a mindset of capital and financial discipline balanced with growth-oriented investing.
Our Growth Strategies
Our key growth strategies include:
•Grow Our Traffic and Increase Engagement. We convert unique users into Registered Users that utilize our consumer decisioning tools and machine learning. We plan to continue to invest in building efficient and scalable technical capabilities to deliver personalized guidance and nudge consumers, at the right time, to take action based on our advice. With better machine learning, we believe our recommendations and contextual nudges will encourage repeat engagement and user registration on our platform.

•Grow Within Existing and New Verticals. We plan to add capabilities within our existing verticals and expand to new verticals to provide a broad range of tools for consumers. Our land and expand playbook is well defined—provide trusted content and tools to attract organic traffic, then leverage our brand and marketing expertise to accelerate growth in new verticals.
•Expand Geographically. Our success and strong brand in the United States give us a solid foundation to expand into other geographies.
•Broaden and Deepen our Partnerships with Financial Services Partners. We partner with banks, insurance agencies, financial advisors, loan brokers and other financial services providers. We will continue to identify new partners as well as vertical expansion opportunities with existing partners to optimize our platform for consumers.
Our Market Opportunity
We have a substantial market opportunity in the growing global market for financial services. Our comprehensive platform serves a broad set of financial verticals, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.
Our current and primary addressable market opportunity is U.S. financial services digital advertising spend, which is expected to be more than $23 billion in 2021, according to eMarketer.
We believe the services provided by financial advisors, insurance agencies, loan brokers and others will increasingly transition online in the coming years, which will expand our addressable market. As a result of this offline-to-online shift, offline sales commission dollars will be reallocated to better align with the growth and importance of digital channels. As financial services providers modernize their approach to sales commissions and related compensation, we expect that our addressable market opportunity will continue to grow.
Risk Factors Summary
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:
•We depend on relationships with our financial services partners, and any adverse changes in their financial strength, tightening of their underwriting standards, or adverse changes to their online marketing strategy would adversely affect our business, financial condition and results of operations.
•If consumers do not find value in our platform or do not like the consumer experience on our platform, the number of matches on our platform may decline, and would harm our business, financial condition and results of operations.
•We are dependent on internet search engines, in particular, Google, to direct traffic to our websites and refer new users to our platform. If search engines’ algorithms, methodologies, and/or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition and results of operations.
•Failure to maintain our reputation and brand recognition and attract and engage users in a cost-effective manner would harm our business, financial condition and results of operations.
•We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains.

•We compete in a highly competitive and rapidly evolving market with a number of other companies and we face the possibility of new entrants disrupting our market over time.
•Our recent international expansion subjects us to additional costs and risks which could harm our business, revenue and financial results, and our continued international expansion may be unsuccessful.
•We are making substantial investments in new product offerings and technologies, and expect to increase such investments in the future. These new efforts are inherently risky, and we may never realize any expected benefits from them.
•Our financial performance is dependent on our ability to successfully refer users to financial services partners, and these partners are not precluded from offering products and services outside of our platform.
•Adverse conditions in the consumer finance markets, or poor or uncertain macroeconomic conditions, could harm our business, financial condition and results of operations.
•Trends in the credit card industry, as well as the impact of the general economy on the ability of users to qualify for credit cards, could harm our business, financial condition and results of operations.
•Our business is subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.
•Security incidents, or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users’ personal information, damage our reputation and brand, and harm our business and operating results.
•The dual class structure of our common stock has the effect of concentrating voting control with our Co-founder and CEO, Tim Chen, which will limit or preclude your ability to influence corporate matters.
Corporate Information
We were incorporated under the laws of the state of Delaware in December 2011. Our principal executive offices are located at 875 Stevenson St, San Francisco, CA 94103. Our telephone number is (415) 549-8913. Our website address is www.nerdwallet.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
The NerdWallet, Inc. design logo, the NERDWALLET service mark, “NerdWallet, Inc.,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of NerdWallet, Inc. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.
Controlled Company Status
We will be a “controlled company” within the meaning of the Nasdaq Listing Rules and its corporate governance requirements. Under these rules, a company for which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain of the Nasdaq Listing Rules’ corporate governance requirements, including: (i) the requirement that a majority of our board of directors consist of “independent directors” as defined under the Nasdaq Listing Rules; (ii) the requirement that we have a compensation committee that is composed entirely of independent directors; and (iii) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors. We intend to use these exemptions upon our listing. As a result, upon completion of this offering, we do not intend to have a compensation committee composed entirely of independent directors, nor do we intend to have a nominating and corporate governance committee or an independent nominating function. Instead, our full board of directors will be directly responsible for nominating members of our board. Accordingly, in the future our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Listing Rules’ corporate governance requirements.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are required to have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
•we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); and
•we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with certain new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.
For risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock”.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares of Class A common stock	shares

Voting rights
The holders of Class A common stock are entitled to one vote per share.
The holders of Class B common stock are entitled to ten votes per share.
The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See the section titled “Description of Capital Stock” for additional information.

Concentration of Voting Rights
The holders of our outstanding Class B common stock, Tim Chen and his affiliated entities, will initially hold approximately         % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders”, “Description of Capital Stock” and "Management — Controlled Company."
Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof, and will be converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. All shares of Class B common stock will automatically convert into shares of Class A common stock (1) nine months following the death or permanent incapacity of Tim Chen, our Co-founder and Chief Executive Officer, and (2) the first trading day that falls nine months after the date on which there are outstanding less than 10,000,000 shares of Class B common stock (subject to adjustment for stock splits, stock dividends, stock combinations and the like).

Use of proceeds
We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $                  million (or approximately $                  million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $               per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.
We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. In addition, we intend to use approximately $29.0 million of the net proceeds we receive from this offering to repay all outstanding principal amounts and accrued interest under certain promissory notes held by family trusts affiliated with Jacob Gibson, one of our Co-founders. We may also use a portion of the net proceeds for acquisitions and/or strategic investments in complementary businesses, products, services or technologies, although we do not currently have any plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Proposed trading symbol	“NRDS”
The number of shares of our Class A common stock that will be outstanding after this offering is based on 51,002,876 shares of our Class A common stock outstanding as of June 30, 2021 (including shares of our redeemable convertible preferred stock on an as-converted basis, assuming a 1:1 conversion) and 63,371,308 shares of our Class B common stock outstanding as of June 30, 2021, and excludes:
•14,907,678 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2021, with a weighted average exercise price of $4.18 per share;
•5,542,675 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of June 30, 2021;
•                   shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
•2,244,628 shares of our Class A common stock reserved for future issuance under our 2012 Equity Incentive Plan, or the 2012 Plan, as of June 30, 2021;
•           shares of our Class A common stock reserved for future issuance under the 2021 Equity Incentive Plan, or the 2021 Plan, which includes an annual evergreen increase and will become effective in connection with this offering; and
•           shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which includes an annual evergreen increase and will become effective in connection with this offering.

Unless otherwise indicated, the information in this prospectus assumes:
•an initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into              shares of our Class A common stock immediately prior to the completion of this offering;
•the reclassification of all 63,371,308 outstanding shares of our Class F common stock into an equal number of shares of our Class B common stock;
•no exercise of the outstanding options described above; and
•no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2021 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments necessary to state fairly our financial position as of June 30, 2021 and our results of operations and cash flows for the six months ended June 30, 2020 and 2021. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021 or any future period. You should read the following summary consolidated financial and other data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial and other data are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions, except per share amounts)
Revenue	$228.3	$245.3	$137.3	$181.6
Costs and expenses:
Cost of revenue	16.1	21.3	10.4	13.8
Research and development (1)	46.0	50.9	24.5	27.0
Sales and marketing (1)	115.6	144.0	87.5	151.2
General and administrative (1)	22.2	28.0	13.5	17.8
Change in fair value of contingent considerations related to earnouts	—	(0.8)	—	7.7
Total costs and expenses	199.9	243.4	135.9	217.5
Income (loss) from operations	28.4	1.9	1.4	(35.9)
Other income (expense):
Interest income	1.1	0.2	0.2	—
Interest expense	(1.1)	(1.1)	(0.5)	(0.7)
Other gains (losses), net	(0.5)	(0.1)	—	1.2
Total other income (expense)	(0.5)	(1.0)	(0.3)	0.5
Income (loss) before income taxes	27.9	0.9	1.1	(35.4)
Income tax provision (benefit)	3.7	(4.4)	(2.0)	(8.6)
Net income (loss)	$24.2	$5.3	$3.1	$(26.8)
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Basic	$0.29	$0.06	$0.04	$(0.27)
Diluted	$0.22	$0.05	$0.03	$(0.27)
WEIGHTED-AVERAGE SHARES USED IN COMPUTING NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Class A:
Basic	15.7	19.9	17.5	33.9
Diluted	40.1	44.0	42.0	33.9
Class F:
Basic	68.6	68.5	68.6	63.9
Diluted	68.6	68.5	68.6	63.9
PRO FORMA NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Basic
Diluted
WEIGHTED-AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Basic
Diluted

_____________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Research and development expense	$2.2	$3.1	$1.4	$2.4
Sales and marketing expense	1.2	1.9	0.8	2.3
General and administrative expense	1.6	1.4	0.8	1.8
Total stock-based compensation expense	$5.0	$6.4	$3.0	$6.5
Consolidated Balance Sheet Data

	June 30, 2021	Pro Forma June 30, 2021
	(in millions)
Cash and cash equivalents	$41.1
Working capital (2)	45.6
Total assets	242.8
Total liabilities	121.6
Redeemable convertible preferred stock	66.7
Additional paid-in capital	112.5
Accumulated deficit	(58.8)
Total stockholders’ equity	54.5
(2)We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key Operating Metric and Non-GAAP Financial Measure
In addition to the measures presented in our consolidated financial statements, we use the following key operating metric and non-GAAP measure to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Monthly Unique Users	13	16	17	21
Adjusted EBITDA	$44.1	$24.4	$10.8	$(7.6)
For additional information about the key operating metric and non-GAAP financial measure and reconciliations of the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with generally accepted accounting principles in the United States, or GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric and Non-GAAP Financial Measure.”

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
We depend on relationships with our financial services partners, and any adverse changes in their financial strength, tightening of their underwriting standards or adverse changes to their online marketing strategy would adversely affect our business, financial condition and results of operations.
Our success depends on the financial strength and underwriting standards of credit card issuers, lenders, insurers and other participants on our platform. If our financial services partners experience financial difficulties, they may cease participating on our platform or tighten underwriting standards, which would result in fewer opportunities for us to earn fees from matching consumers with them. In times of financial difficulty, financial services providers may also fail to pay fees when due or drop the quality of their services to consumers. Our partners could also change their online marketing strategies or implement cost-reduction initiatives that decrease spending through our platform. The occurrence of one or more of these events, alone or in combination, with a significant number of financial services partners could harm our business, financial condition and results of operations.
If consumers do not find value in our platform or do not like the consumer experience on our platform, the number of matches on our platform may decline, and would harm our business, financial condition and results of operations.
We believe that the growth of our business and revenue depends upon our ability to engage our existing users and to add new users in our current as well as new markets. If we lose users or user engagement diminishes, our business and financial condition will be negatively impacted. If we fail to remain competitive on customer experience, editorial articles and product offerings, our ability to grow our business may also be adversely affected.
While a key part of our business strategy is to engage users in our existing markets, we also intend to expand our operations into new markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all. There are many factors that could negatively affect our ability to grow our user base and engagement, including if:
•we lose users to new market entrants and/or existing competitors;
•we do not obtain regulatory approvals necessary for expansion into new verticals, geographies or to launch new product features and tools;
•we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our platform;
•our platform experiences disruptions or outages;
•we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;
•we fail to expand geographically;
•we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;
•technical or other problems frustrate the user experience;

•we are unable to address user concerns regarding the content, privacy, and security of our digital platform;
•we are unable to continue to innovate and improve our platform by generating compelling content and tools;
•existing or new financial services providers use incentives to directly cross-sell their products, reducing consumer benefits of using multiple providers; or
•we are unable to successfully launch new verticals.
Our inability to overcome these challenges could impair our ability to engage users, and could harm our business, operating results and financial condition.
We are dependent on internet search engines, in particular, Google, to direct traffic to our websites and refer new users to our platform. If search engines’ algorithms, methodologies, and/or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition and results of operations.
We are dependent on internet search engines, primarily Google, to direct traffic to our platform, including our website. Search engines, such as Google, may modify their search algorithms and policies or enforce those policies in ways that are detrimental to us, and without prior notice to us. If that occurs, we may experience significant declines in the organic search ranking of our search results, leading to a decrease in traffic to our platform. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future.
In addition, Google may take action against websites for behavior that it believes unfairly influences search results. Google does not publish guidelines explaining the types of behavior that may trigger an action. For example, in 2017, Google took action against us which temporarily resulted in lower search rankings and decreased traffic to our website. Our ability to appeal these actions is limited, and we may not be able to revise our content strategies to recover the loss in domain authority, page rankings, traffic or user growth resulting from such actions. Any significant reduction in the number of users directed to our website or mobile application from search engines would harm our business, revenue and financial results.
Failure to maintain our reputation and brand recognition and attract and engage users in a cost-effective manner would harm our business, financial condition and results of operations.
In order to attract consumers to our platform, convert these consumers into matches with financial services partners and generate repeat visits, we must market our platform and maintain consumer trust. Promoting and maintaining our brand requires the expenditure of considerable money and resources for online and offline marketing and advertising, the continued provision of high-quality products and services that meet user needs, the ability to maintain consumers’ trust, and the ability to successfully differentiate our brand, products and services from those of our competitors.
Brand recognition is a key differentiating factor between us and our competitors. We believe that continuing to build and maintain the recognition of our brand is important to achieving increased demand for the products we provide. Accordingly, we have spent, and expect to continue to spend, significant amounts on, and devote significant resources to, branding, advertising and other marketing initiatives, which may not be successful or cost-effective. Our brand promotion activities may not generate consumer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.
The strength of our brand may be harmed by adverse publicity from many sources. Adverse publicity and the potential corresponding impact on our reputation may be accelerated and amplified by the widespread use of social media platforms. Furthermore, adverse publicity, from legal proceedings against us or our business, including governmental proceedings and consumer class action or other litigation, or the disclosure of information from security breaches or other incidents, could negatively impact our reputation and our brand, which could materially and adversely affect our business and financial condition and results of operations. In addition, the actions of our third-party marketing partners who engage in advertising on our behalf could negatively impact our reputation and our various brands.
The failure of our business to maintain or enhance its reputation and brand recognition and attract and retain consumers in a cost-effective manner could materially and adversely affect our business, financial condition and results of operations.
We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains.
One of our fundamental values is to build our business by making decisions based upon the best interests of our users, which we believe has been essential to our success in building user trust in our platform and increasing our user growth rate and engagement. We believe this best serves the long-term interests of our company and our stockholders. In the past, we have forgone, and we may in the future continue to forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our platform and our users, even if such decisions adversely affect our results of operations in the short term. For example, we do not use impression-based advertising on our platform (i.e., where payment is based on digital views or engagement); we publish editorial content on topics that do not generate revenue for us, and our editorial team maintains editorial independence from our business teams. Reviews and ratings of financial services products are neither influenced by whether a product is offered on our platform nor by the pricing we may have with a financial services partner. However, this strategy of focusing on building long-term trust instead of short-term revenue opportunities may not result in the long-term benefits that we expect, in which case our user traffic and engagement, business, financial condition and results of operations could be harmed.
We compete in a highly competitive and rapidly evolving market with a number of other companies and we face the possibility of new entrants disrupting our market over time.
We currently compete with a number of companies that market financial services online, as well as with more traditional sources of financial information, and with financial institutions offering their products directly, and we expect that competition will intensify. Our online competitors include marketplaces such as Bankrate, Credit Karma, LendingTree, and Zillow, and we also face direct or indirect competition from providers of consumer personal finance guidance and online search engines. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position, including by making strategic acquisitions. In addition, we also face the possibility of new competitors. New competitors may enter the market and may be able to innovate and bring products and services to market faster, or anticipate and meet consumer or financial services partner demand before we do. Other newcomers, including major search engines and content aggregators, may be able to leverage their existing products and services or access to data to our disadvantage. We may be forced to expend significant resources to remain competitive with current and potential competitors. If any of our competitors are more successful than we are at attracting and engaging users or financial services partners, our business, financial condition and results of operations could be materially and adversely affected.
Our recent international expansion subjects us to additional costs and risks which could harm our business, revenue and financial results, and our continued international expansion may be unsuccessful.
Historically, all of our business has been generated in the United States and we have little experience operating internationally. In 2020, we entered the United Kingdom (UK) market with our acquisition of Notice Media Ltd. (doing business as Know Your Money), an online provider of financial guidance and tools based in the UK. We entered the Canadian market organically in the third quarter of 2021. We believe our growth strategy depends, in part, on our continued international expansion. We continue to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful. Our international operations and further international expansion are subject to a number of difficulties and risks, including:
•challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices, including those resulting from cultural differences and geographic dispersion;
•required compliance with existing and changing foreign regulatory requirements and laws that are or may be applicable to our business in the future, such as the European Union’s General Data Protection Regulation (GDPR) and other data privacy requirements; labor and employment regulations; anti-competition regulations; and the UK Bribery Act of 2010 and other anti-corruption laws;
•required compliance with U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the office of Foreign Asset Control and other governmental entities;
•difficulties identifying, obtaining, and maintaining the government approvals or licensures required to conduct our business in foreign markets;
•financial risks, such as longer payment cycles, difficulty collecting accounts receivable, and the impact of local and regional financial crises on demand and payment for our products;
•difficulties obtaining intellectual property protection, enforcing our intellectual property rights, and defending against third-party intellectual property infringement claims;
•challenges successfully addressing novel sources of competition, including in the context of foreign laws and business practices that may favor local companies;
•difficulties managing fluctuations in currency exchange rates and foreign exchange controls; and
•potentially adverse tax consequences, including multiple and possibly overlapping tax regimes, the complexities of foreign value-added tax systems, and changes in tax rates.
As we continue to expand our international operations, our success will depend in large part on our ability to anticipate and effectively manage these risks, which in turn will require significant management attention and financial resources. If we are unable to successfully manage any of these risks, our international operations and any future international expansion could be compromised, which could harm our business, financial condition and results of operations. In addition, certain international markets are subject to significant political and economic uncertainty, including, for example, the UK, owing to the uncertain consequences of its withdrawal from the European Union (EU). Significant political and economic developments in international markets where we intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets.
We are making substantial investments in new product offerings and technologies, and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them.
We have made substantial investments to develop new product offerings and technologies, including our mobile application, personal finance management tools, our data infrastructure and our recommendation engine, and we intend to continue investing significant resources in developing new technologies, tools, features, services, products and product offerings. We expect to increase our investments in these new initiatives in the near term which may result in lower margins. Additionally, following our acquisition of Fundera, we plan to invest significant resources to integrate, develop and expand new offerings and technologies in the markets in which Fundera operates. We also expect to spend substantial amounts as we seek to grow the verticals in which we operate our platform and increase our scale, and to expand our offerings to additional geographic markets. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves strategies, technologies and regulatory requirements with which we have limited or no prior development or operating experience. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that product offerings developed by others will render our product offerings noncompetitive or obsolete. Further, our development efforts with respect to new product offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established product offerings and technologies. Even if we are successful in developing new product offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new product offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition and operating results may be harmed.
Our financial performance is dependent on our ability to successfully refer users to financial services partners, and these partners are not precluded from offering products and services outside of our platform.
Our ability to earn revenue is dependent on referring users of our site to our financial services partners and our users seeking to transact with such partners. However, having obtained the information they were looking for in our editorial articles, tools and other product offerings, users may leave our platform and transact directly with a financial services partner or with another party. When users transact directly with financial services partners or another party, we are not able to earn revenue on these users’ transactions, limiting our ability to realize a return on our investments in product features and editorial articles which could harm our business, revenue and financial results.
Because we do not have exclusive relationships with our financial services partners, users may obtain financial products without having to use our platform. Our financial services partners may offer and market their products to prospective customers online directly through their own marketing campaigns or via other methods of distribution, including through our competitors. If a significant number of users seek financial products and services directly from our financial services partners or from our online competitors, as opposed to through our platform, our business, financial condition and results of operations could be adversely affected.
If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.
We believe our success depends on users’ finding our product offerings to be of value to them. Our ability to attract and engage users depends, in part, on our ability to successfully expand our product offerings and editorial articles. For example, we initially built our content and began matching consumers with financial services providers in the credit card market, we later expanded into loan products and have continued to add other verticals since then. To penetrate new verticals, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, government regulation could limit our ability to introduce new product offerings. If we fail to penetrate new verticals successfully, our revenue may grow at a slower rate than we anticipate, and our business, financial condition and results of operations could be materially adversely affected. We must also continue to innovate and improve on our technology and product offerings in order to continue future growth and successfully compete with other companies in our markets, or our brand and future growth could be materially adversely affected.
In addition, the market for financial services products is rapidly evolving, fragmented and highly competitive. Competition in this market has intensified, and we expect this trend to continue as the list of financial services providers grows. There are many established and emerging technology centric financial services providers providing a multitude of products to consumers across all financial verticals. If we fail to successfully anticipate and identify new trends, products and emerging financial services providers, and provide up-to-date educational content, tools and other relevant resources timely, our ability to engage consumers and financial services providers may suffer, which would harm our business, financial condition and results of operations.
Our current lack of geographic diversity exposes us to risk.
Our operations are geographically limited and primarily dependent upon consumers in the United States and economic conditions in the U.S. As a result of this geographical concentration, we are more vulnerable to downturns or other conditions that affect the U.S. economy. Any downturn or other adverse conditions in the U.S. economy could harm our business and financial results.
In connection with our acquisition of Know Your Money (KYM), we entered the UK market, and we believe our growth strategy depends, in part, on our continued international expansion. As we expand in the UK and internationally, we will be vulnerable to economic downturns or other conditions that affect the economy in the UK and in other countries where we expand. However, until our international operations expand significantly, we will continue to be primarily dependent on U.S. consumers and U.S. economic conditions.
We have less experience operating in some of the newer market verticals to which we have expanded.
We have expanded to new verticals over the last several years, including SMB products and insurance products. We do not have as much experience with these newer verticals as we do with the other more established verticals on our platform. Accordingly, newer verticals may be subject to greater risks than the more established verticals on our platform.
The success of our entry into new verticals will depend on a number of factors, including:
•Implementing in a cost effective manner product features expected by consumers and financial services providers;
•Market acceptance of an intermediary by consumers and financial services providers;
•Offerings by current and future competitors;
•Our ability to attract and retain management and other skilled personnel;
•Our ability to collect amounts owed to us from our financial services partners;
•Our ability to develop successful and cost-effective marketing campaigns; and
•Our ability to timely adjust marketing expenditures in relation to changes in demand for the underlying products and services offered by our financial services partners in these newer verticals.
Our results of operations may suffer if we fail to successfully anticipate and manage these issues associated with expansion into new verticals.
We rely on the data provided to us by users and third parties to operate and improve our product offerings, and if we are unable to maintain and grow the use of such data, we may be unable to provide users with a platform experience that is relevant and effective, which would harm our business, financial condition and results of operations.
We analyze first-party data from users, third-party data from financial account aggregators and credit reports to understand our users’ unique financial situations. The large amount of information we use in operating and improving our platform is critical to the experience we provide for our users. If we are unable to maintain, grow and efficiently handle the data provided to us, the value that we provide to consumers and the quality of matches with financial services partners may be limited. In addition, if we do not maintain the quality, accuracy and timeliness of this information, user experience may suffer, which would harm our business, financial condition and results of operations.
We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.
We track certain operational metrics, including metrics such as Monthly Unique Users (MUUs), which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. For example, the number of MUUs on our platform is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, financial results and results of operations could be adversely affected.
We may not be able to manage our growth effectively.
Our growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, we grew our employee base from 397 as of December 31, 2019 to 587 as of December 31, 2020 both organically and through our acquisitions. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to enhance our operational, financial and management controls as well as our reporting systems and procedures as we transition from being a private company to a public company. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the user experience.
Risks Related to Our Industry and the Consumer Finance Economy
Adverse conditions in the consumer finance markets, or poor or uncertain macroeconomic conditions, could harm our business, financial condition and results of operations.
Our business is dependent on the consumer finance markets and the demand for the products offered by our financial services partners. Both our financial services partners and users may be affected by prevailing economic, political, market, health and social events or conditions. A decline in these conditions could impact our users, and could reduce their demand for credit cards, mortgage loans, personal loans, and other financial service products, which could ultimately impact our revenues. Similarly, during such conditions our financial services partners may tighten underwriting standards, implement cost-reduction initiatives that reduce or eliminate marketing budgets and decrease spending on our platform. Any of these events could adversely affect our business, financial condition and results of operations.
Trends in the credit card industry, as well as the impact of the general economy on the ability of users to qualify for credit cards, could harm our business, financial condition and results of operations.
The credit card market is an important part of our business. Our participation in this market is subject to particular risks, each of which could negatively affect our traffic and results of operations:
•Adverse conditions in the economy may affect credit card issuers and their willingness to issue new credit which would negatively affect revenue. For example, beginning in the Spring of 2020 some credit card issuers tightened underwriting standards and reduced marketing budgets due to deteriorating economic conditions and rising unemployment caused by the COVID-19 pandemic and associated shelter-in-place orders;
•Credit losses among credit card issuers may increase beyond normal and budgeted levels which could cause a reduction in credit card issuers’ ability to extend credit;
•Interest rate increases may make balance transfer cards less profitable for issuers, decreasing the fees we earn from matching users with such cards;

•Credit card issuers may be unwilling to partner with us;
•Lower approval rates by credit card issuers due to tighter underwriting or other factors;
•Decreases in consumer interest in credit card products;
•Increased competition;
•If we are unable to provide competitive service to credit card issuers and to consumers using our platform; and
•If we are unable to develop new product offerings and enhance existing ones.
Changes in the loan markets could harm our business, financial condition and results of operations.
The loan market, including student loans, mortgages and personal loans, is an important part of our business. Fluctuations and constraints in the loan markets in the past have harmed, and may in the future, harm our business, financial condition and results of operations. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages can affect the loan markets. National or global events, including but not limited to the COVID-19 pandemic, can also affect such macroeconomic conditions. Such macroeconomic factors can affect the number of loan applications and loan approval rates which can adversely affect our business. For example, increases in interest rates adversely affect the ability of our mortgage partners to close loans due to lower consumer demand, and adverse economic trends may limit the ability of our mortgage partners to offer home loans other than low-margin conforming loans. Decreased consumer demand for mortgage refinancing typically leads to decreased traffic to our platform and results in higher associated marketing costs with generating traffic. Conversely, during periods with decreased interest rates, mortgage partners have less incentive to use our platform due to high consumer demand or in the case of sudden increases in consumer demand, our financial services providers may lack the ability to support such increases in volume. For example, in the Spring and Summer of 2020 the rapid surge in demand for mortgage refinancing due to low interest rates reached such levels that our mortgage partners did not have the capacity to process all of the demand, thus reducing the need to pay to acquire consumers, which in turn constrained our mortgage business. Situations like this could harm our business, financial condition and results of operations.
The COVID-19 pandemic has negatively impacted our business and our business recovery will depend on future developments, which are uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic.
The COVID-19 pandemic has negatively impacted the global economy and led to temporary closures of businesses and increased unemployment. In addition, the institution of social distancing and sheltering in place has adversely impacted the travel sector which has, in turn, reduced interest in credit cards that have travel-related benefits. The unstable socioeconomic backdrop has impacted consumer finances and caused some financial services providers to tighten underwriting standards. Consumer demand in our verticals, in particular credit cards, has been and may continue to be significantly impacted. Demand from our financial services partners has also impacted our credit card vertical market, as credit card issuers paused or limited their customer acquisition efforts with us during portions of 2020. For parts of the 2020 calendar year some of our financial services partners were slower to approve applications for products such as mortgages, and others reduced advertising budgets given the inherent economic uncertainty during the year. As a result of these factors, we experienced lower growth in 2020 as compared to 2019, particularly in the second half of the year.
The extent to which the COVID-19 pandemic will continue to impact our business, financial condition and results of operations depends on future developments, which are highly uncertain and cannot be predicted, including vaccine distribution, vaccine acceptance, the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Risks Related to Regulation
Our business is subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.
Aspects of our business are subject to a variety of federal and state financial and other laws, including laws and state licensing requirements relating to matching consumers with financial services providers and marketing of mortgages, credit cards, personal loans, insurance, and other financial products and services; privacy and data security; investment advisory services; and other laws that are frequently evolving and developing. The scope and interpretation of such laws are often uncertain and may be conflicting or ambiguous. It is difficult to predict how existing laws, some of which were enacted prior to the widespread adoption of the internet and mobile devices, will be applied to our business and the new laws to which we may become subject. In addition, as our business grows into new markets or expands and we collect, use and share more user data internally and with financial services partners, we may become subject to additional laws and regulations. With the new U.S. Presidential administration, we anticipate that federal regulators that are relevant to our business, such as the Federal Trade Commission and the Consumer Financial Protection Bureau, may pursue more enforcement actions as compared to the prior Presidential administration. In addition, Congress, federal agencies, state legislatures and state regulators may from time to time enact new laws, regulations or guidance that may harm our business.
If we are not able to comply with applicable financial and other laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, negative publicity resulting from regulatory actions against us or others in our industry could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and operating results.
Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding marketing or matching consumer with financial services providers, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.
Most states require companies to hold licenses in order to solicit or broker loans secured by residential mortgages, and in many cases require the licensure or registration of individual employees or contractors engaged in aspects of these businesses. States also require licenses to undertake certain insurance brokerage activities and in many cases require the licensure or registration of individual employees or contractors engaged in aspects of these activities. In addition, some states may require licenses to conduct similar activity with respect to commercial loans, credit cards and unsecured personal loans to residents of those states, although the applicability of these requirements to our business varies depending on our products as well as the loan products, terms, and the types of institutions that we partner with. Compliance with these requirements may render it more difficult for us and our financial services partners to operate or may raise our internal costs or the costs of our financial services partners, which may be passed on to us through less favorable commercial arrangements. While we have endeavored to comply with applicable requirements, the application of these requirements to persons operating online is not always clear and the failure to comply with any such applicable requirements may require us to expend significant capital and resources to investigate and remedy the noncompliance and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Moreover, any of the licenses or rights currently held by us or our employees may be revoked prior to, or may not be renewed upon, their expiration. In addition, we or our employees may not be granted new licenses or rights for which they may be required to apply from time to time in the future.
Regulations promulgated by some states may also impose compliance obligations on directors, executive officers, and any person who acquires a certain percentage (for example, 10% or more) of the equity in a licensed entity, including requiring such persons to periodically file financial and other personal and business information with state regulators. If any such person refuses or fails to comply with these requirements, we may be unable to obtain certain licenses and existing licensing arrangements may be jeopardized. The inability to obtain, or the loss of, required licenses could harm our business, financial condition and results of operations.

We collect, store use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.
We collect, store, use and process personal information and other user data, including financial information, credit report information and other sensitive information for our Registered Users. We rely on this data provided to us by users and third parties to offer, improve and innovate our products. If we are unable to maintain and grow such data we may be unable to provide consumers with a platform experience that is relevant, efficient and effective, which could adversely affect our business, financial condition and results of operations.
There are numerous federal, state and local laws and regulations regarding data privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing and subject to differing interpretations. In addition, as we continue to expand internationally, we are subject to foreign data privacy and security laws and regulations. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws. We are also subject to the terms of our privacy policies and privacy-related obligations to third parties, and, given the recent change in administration, we expect a heightened level of scrutiny on the financial data we handle. It is possible that these laws, regulations, and other obligations may be interpreted and applied in a manner that is inconsistent from one regulatory body to another and may conflict with other rules or our practices.
Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For example, in the U.S., we are subject to the Gramm–Leach–Bliley Act (GLBA) which governs non-public personal information of individuals who obtain financial products or services from financial institutions primarily for personal, family or household purposes as well as the Fair Credit Reporting Act (FCRA) which generally governs the collection of credit information and access to credit reports. These laws restrict the collection, use, storage and disposal of information about individuals that we may collect during the provision of our products and impose certain disclosure obligations on us. Failure to comply with these laws can result in regulatory fines or penalties. Certain of our products that are not otherwise subject to the GLBA or FCRA may be subject to additional laws and regulations. For example, the California Consumer Privacy Act (CCPA) created new data privacy rights for California-resident users that will be expanded when the California Privacy Rights Act (CPRA), which was approved in November 2020, goes into effect. In addition, Virginia recently passed the Consumer Data Protection Act, which will go into effect at the same time as CPRA and many other states are considering enacting privacy laws. These laws, as well as any associated regulations, may increase our operating costs and potential liability (particularly in the event of a data breach), delay or impede the development of new products, and have a material adverse effect on our business, including how we use information about individuals, our financial condition and the results of our operations or prospects.
As we expand internationally, we will also be subject to international laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data. For example, following our recent expansion into the UK market, we are subject to privacy, data security, and data protection risks in connection with requirements of the UK’s data protection regime, consisting primarily of the Data Protection Act 2018 and the Data Protection, Privacy and Electronic Communications Regulations 2019 as amended by the Data Protection, Privacy and Electronic Communications Regulations 2020, or the UK GDPR, and other data protection regulations. Among other stringent requirements, the UK GDPR (like its EU counterpart) restricts transfers of data from the UK to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard is implemented.
Following the result of a referendum in 2016, the UK left the EU on January 31, 2020, commonly referred to as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the UK. Although UK privacy, data protection and data security laws are designed to be consistent with the EU’s GDPR, uncertainty remains regarding how privacy, data protection, information security and data transfers to and from the UK will be regulated notwithstanding Brexit. For example, authorities in the UK may, like their EU counterparts, invalidate use of the EU-U.S. Privacy Shield and raise questions on the viability of the European Commission’s Standard Contractual Clauses. With substantial uncertainty over the interpretation and application of data transfer, privacy, data protection, and information security in the UK, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with applicable laws and regulations or any of our other legal obligations relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us. Any of the foregoing could result in significant liability or cause our users to lose trust in us, any of which could have an adverse effect on our reputation, operations, financial performance and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products and services.
We are also subject to and actively taking steps to comply with evolving UK privacy laws on cookies and e-marketing. In the UK, informed consent is required for the placement of certain cookies or similar technologies on a user’s device and for direct electronic marketing and valid consent is tightly defined, including, a prohibition on pre-checked consents and, in the context of cookies, a requirement to obtain separate consents for each type of cookie or similar technology. Strict enforcement of these requirements could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may negatively impact our efforts to understand users and match them with products.
Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and financial partners to lose trust in us, which would have a material and adverse effect on our business. We may also be subject to remedies that may harm our business, including fines, demands or orders that we modify or cease existing or planned business practices.
Our failure to comply with economic and trade sanctions laws and regulations of the United States could materially adversely affect our reputation, business, financial condition and results of operations.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Risks Related to Our Human Capital
We depend on our executive team and other key employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.
Our success depends largely upon the continued high performance of our executive team and other key employees. We rely on our executive team for leadership in critical areas of our business, including product development, engineering, marketing, security, business development, and general and administrative functions. The loss of one or more of our executives or key employees would have an adverse effect on our business. From time to time, there may be changes in executives due to hiring or departures, which could disrupt our business. We do not have employment agreements with executives or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment at any time.
We depend on our senior management, including Tim Chen, our founder and Chief Executive Officer, and Lauren StClair, our Chief Financial Officer, as well as other key personnel. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management and other key personnel, including as a result of the COVID-19 pandemic, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.
We face stiff competition for qualified personnel and if we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations could be materially and adversely affected.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing online and mobile products. We have experienced and we expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Many of the companies with which we compete for experienced personnel have greater operating histories and resources than we have or are publicly traded which may make them more attractive to candidates.
In addition, attrition creates challenges as we must expend significant time and resources to identify, recruit, train and integrate new employees. If we are unable to retain qualified personnel or to effectively manage our hiring needs and successfully integrate new hires, then our efficiency, ability to meet forecasts, employee morale, productivity and retention could suffer, which could adversely affect our business.
We have recently decided to allow our employees to work remotely on an indefinite basis and we plan to continue recruiting employees working remotely, which could result in reduced morale and cohesiveness and increased cybersecurity risk, which could negatively affect our business.
During the COVID-19 pandemic we transitioned all of our employees to a remote work environment in order to mitigate the spread of COVID-19 and comply with local shelter in place policies. Subsequently we adopted a new policy that allows for almost all roles to be open to remote employees on an ongoing basis, even if local shelter in place restrictions are lifted. The transition to remote work may reduce employee morale or cohesiveness among our employees while our company culture adjusts from a headquarters-centric company to a distributed workforce. In addition, our new remote employment policy may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, increased risk of unauthorized dissemination of sensitive information and increased complexity in coordinating the actions of the organization, any of which could adversely affect our business. As a result, our culture, information technology requirements, cybersecurity risk, and business operations could be adversely affected.
Risks Related to Our Technology and Intellectual Property
Security incidents, or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users’ personal information, damage our reputation and brand, and harm our business and operating results.
Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users and financial services partners. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our platform may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or shutdown of our platform.

Operating our business and products involves the collection, storage, use and transmission of large volumes of sensitive, proprietary and confidential information, including financial and personal information, pertaining to our current, prospective and past users, as well as our staff, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, account takeover attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time.
Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our users’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third party service providers have implemented will be effective against current or future security threats.
A security breach or other security incident, or the perception that one has occurred, could result in a loss of confidence by both our users and financial services partners and damage our reputation and brand; reduce demand for our products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our users and financial services partners that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to continue to increase as we continue to grow and process, store and transmit an increasingly larger and larger volumes of data.
We rely on third party service providers to support our platform and information technology systems.
We rely on third-party service providers to provide critical services that help us deliver our products and operate our business, including hosting our platform. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary and confidential information that we handle. We do not have redundant network or rapid disaster recovery capabilities in most cases for the services provided by third-party service providers. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.
Any significant disruption to the infrastructure of our third-party service providers and/or any changes in our third-party service providers’ service levels may significantly impact our business operations, including making our platform unavailable to our users. A lengthy interruption in the availability of our platform would result in a loss of matches with our financial partners and corresponding revenue, which would impact our operating results and cash flow. In addition, it would negatively impact search engine ranking, user experience and our reputation with our financial partners. Furthermore, in the event that any of our agreements with our third-party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection therewith.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.
Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. Third parties have in the past and may in the future assert claims of infringement of intellectual property rights against us. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have patent portfolios that are used against us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.
With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.
Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.
We strive to protect our intellectual property rights by relying on a combination of federal, state and common law trademark, copyright, and trade secret protection laws, as well as contractual restrictions and business practices. In particular, we must maintain and protect the “NerdWallet” name and related marks and intellectual property and also police copying of our editorial articles. In addition, we typically enter into confidentiality and invention assignment agreements with employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our confidential or proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others. Failure to protect or maintain our intellectual property could harm our business, financial condition and results of operations.
While our content, software and other works may be protected under copyright law, we have chosen not to register any copyrights in these works. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.
We license third-party software and other intellectual property for use in connection with our platform, including for various third party product integrations with our platform. Our third party licenses typically limit our use of intellectual property to specific uses and include other contractual obligations with which we must comply. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. Third parties may stop adequately supporting or maintaining their offerings or they or their technology may be acquired by our competitors. If we are unable to obtain licenses to these third-party software and intellectual property on reasonable terms or at all, the functionalities available through our platform may be adversely impacted, which could in turn harm our business. Further, if we or our third-party licensors were to breach any material term of a license, such a breach could, among other things, prompt costly litigation, result in the license being invalidated and or result in fines and other damages. If any of the following were to occur, it could harm our business, financial results and our reputation.
We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. If we are unable to obtain or maintain rights to any of this intellectual property because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to provide functionalities through our platform using such intellectual property could be severely limited and our business could be harmed. Furthermore, regardless of outcome, infringement claims may require us to use significant resources and may divert management’s attention.
We rely on operating system providers and app stores to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our business, financial condition and results of operations.
The success of our platform depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores, or Providers. We do not control these Providers and, as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology for our digital application platform. If any Providers, including either Google (for Android) or Apple (for iOS) stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems, change or interpret their terms of service, guidelines or policies, or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. In addition, Providers may limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms, which could materially and adversely affect our business, financial condition and results of operations or otherwise require us to change the way we conduct our business. Any limitation on or discontinuation of our or our users’ access to any Provider’s platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.
We use open source software in our platform and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, would have a negative effect on our business, financial condition and operating results.
Risks Related to Our Financial Operations and Accounting Matters
Our debt agreements contain certain restrictions that may limit our ability to operate our business.
The terms of our existing credit agreement and the related collateral documents with Silicon Valley Bank (SVB) as administrative agent contain, and any future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends and agreeing to do any of the foregoing. Our credit agreement requires us to satisfy specified financial covenants, including a minimum adjusted quick ratio, tested monthly, and a minimum consolidated adjusted EBITDA covenant, tested quarterly. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events (including an event or condition that has had a material adverse effect (as defined in the credit agreement)) specified in the credit agreement and/or the related collateral documents could result in an event of default under the credit agreement. Upon the occurrence of an event of default, SVB and/or our lenders under the credit agreement could elect to declare all amounts outstanding under the credit agreement, if any, to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SVB and our lenders could proceed against the collateral granted to them to secure such indebtedness, which consists of all of our assets other than our intellectual property. We have, and certain of our subsidiaries have, pledged substantially all of our respective assets as collateral under the loan documents. If SVB and our lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our debt.
Our existing debt agreement may not be sufficient for our capital needs and we may require additional capital to support business growth, which might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and we may require additional funds to continue to do so. Depending on availability of capital under our existing debt facility, profitability and cash flow, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on satisfactory terms when required, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, delayed or abandoned, and our business may be harmed.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.
We acquired KYM and Fundera in the third and fourth quarters of 2020, respectively. We do not have extensive experience acquiring and integrating other businesses and technologies and there are inherent risks in integrating the acquired personnel, operations and technologies and managing the combined business effectively following the acquisition.
We may in the future acquire or invest in, businesses, offerings, technologies, or talent that we believe could complement or expand our existing product offerings, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of future potential acquisitions and investments may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions and investments, whether or not they are consummated. Furthermore, even if we successfully acquire or invest in additional businesses or technologies, we may not achieve the anticipated benefits or synergies due to a number of factors, including, without limitation:
•unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its product offerings, or technology;
•incurrence of acquisition-related or investment-related expenses, which would be recognized as a current period expense;
•inability to generate sufficient revenue to offset acquisition or investment costs;
•inability to maintain relationships with customers and partners of the acquired business;
•challenges maintaining quality and security standards consistent with our brand;
•inability to identify security vulnerabilities in acquired technology;
•inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;
•the need to integrate or implement additional controls, procedures, and policies;
•challenges caused by distance and cultural differences;
•harm to our existing business relationships with business partners as a result of the acquisition or investment;
•potential loss of key employees;
•use of resources that are needed in other parts of our business and diversion of management and employee resources;
•unanticipated complexity in accounting requirements;
•use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition; and
•disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company.
Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. In addition, our acquisition agreements with

KYM and Fundera contain earn-out provisions. Disputes over whether the earn-out targets have been met could lead to litigation, management distraction and significant expense.
We may have to pay cash, incur additional debt, or issue equity to pay for any future acquisitions or investments, each of which could adversely affect our financial condition. The sale of equity to finance any future acquisitions or investments could result in dilution to our stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and could also include additional covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Our acquisition agreements contain contingent consideration, the value of which may impact future operating results.
Our acquisition agreements include contingent earn-out consideration, the fair value of which was estimated as of the acquisition date based on the then-present value of the expected contingent payments as determined using weighted probabilities of possible future payments. These fair value estimates contain unobservable inputs and estimates that could materially differ from the actual future results. The fair value of the contingent earn-out consideration could increase or decrease, up to the contracted limit, as applicable. Changes in the fair value of contingent earn-outs will be reflected in our results of operations in the period in which changes in value occur, the amount of which may be material and cause volatility in our operating results.
Expenses or liabilities resulting from litigation could materially adversely affect our results of operations and financial condition.
We have and may become party to various legal proceedings and other claims that arise in the ordinary course of business, or otherwise in the future. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. In addition, any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our platform or have other adverse effects on our business. While we cannot assure the ultimate outcome of any legal proceeding or contingency in which we are or may become involved, we do not believe that any pending legal claim or proceeding arising in the ordinary course will be resolved in a manner that would have a material adverse effect on our business. However, if one or more of these legal matters resulted in an adverse monetary judgment against us, such a judgment could harm our results of operations and financial condition.
We may not continue to grow at historical rates or achieve or maintain profitability in the future.
We may not realize sufficient revenue to achieve or maintain profitability. As we grow our business, we expect our revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for our service, increasing competition, a decrease in the growth of our overall markets, and our failure to capitalize on growth opportunities or the maturation of our business. Our growth rate may slow for a number of reasons, including insufficient growth or a decline in the number of users increasing competition, as well as other risks described in these Risk Factors, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. We expect to continue to make investments in the development and expansion of our business, which may not result in increased or sufficient revenue or growth, as a result of which we may not be able to achieve or maintain sustained profitability.
We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.
We are subject to regular review and audit by both domestic and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax assets and liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain at the present time. Although we believe our estimates and judgments are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may have a material effect on our operating results and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2020, we had federal net operating loss carryforwards of approximately $31.6 million, of which $13.1 million, if not utilized, will begin to expire in 2033, and the remaining $18.5 million can be carried forward indefinitely. As of December 31, 2020, we had state net operating loss carryforwards of approximately $17.4 million, the majority of which, if not utilized, will begin to expire on various dates beginning in 2032. In addition, we have approximately $8.8 million and $10.6 million of federal and California research and development credit carryforwards, respectively. The federal credits will start to expire in 2037, while the California credits can be carried forward indefinitely. If we experience one or more ownership changes in the future as a result of future transactions in our stock, our ability to utilize net operating loss carryforwards could be limited. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited.
Risks Related to this Offering and Ownership of Our Class A Common Stock
The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founder and CEO, Tim Chen, which will limit or preclude your ability to influence corporate matters.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Tim Chen, our founder and chief executive officer, and his affiliated trusts hold all outstanding shares of Class B common stock, which will constitute approximately          % of the voting power of our outstanding capital stock following our initial public offering, based on the number of shares outstanding as of            , 2021. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate governance matters and transactions for the foreseeable future.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term. If, for example, Mr. Chen retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.
Mr. Chen and his affiliated trusts have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. If Mr. Chen’s employment with us is terminated, he will continue to have the ability to exercise the same significant voting power and potentially control the outcome of all matters submitted to our stockholders for approval. Mr. Chen’s and his affiliated trusts’ shares of Class B common stock will automatically convert into Class A common stock, on a one-to-one basis, upon any sale or transfer of the applicable shares (other than transfers to certain permitted entities) or upon his death. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support. Conversely, this concentrated control could allow Mr. Chen to consummate such a transaction that our other stockholders do not support. In addition, Mr. Chen may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm our business.
As our CEO, Mr. Chen has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As a board member and officer, Mr. Chen owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Chen and his affiliated trusts are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of our stockholders generally. For a description of the rights of the Class A common stock and Class B common stock, see the section titled “Description of Capital Stock.”
We will be a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, will be exempt from certain corporate governance requirements.
Upon the completion of this offering, Mr. Chen and his affiliated trusts will hold capital stock representing a majority of our outstanding voting power. So long as Mr. Chen and his affiliated trusts maintain holdings of more than 50% of the voting power of our capital stock for the election of directors, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules and Nasdaq corporate governance standards. Under these standards, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including:
•the requirement that a majority of our board of directors consist of “independent directors” as defined under Nasdaq rules;
•the requirement that we have a compensation committee that is composed entirely of independent directors; and
•the requirement that we have a nominating and corporate governance committee or otherwise have director nominees selected by vote of a majority of the independent directors.
We intend to use these exemptions following this offering. As a result, following this offering, we do not intend to have a compensation committee composed entirely of independent directors, nor do we intend to have a nominating and corporate governance committee or an independent nominating function. Our full board of directors will be directly responsible for nominating members of our board.
Even as a controlled company, we will remain subject to the rules of Sarbanes-Oxley as well as the Nasdaq Listing Rules that require us to have an audit committee composed entirely of independent directors, subject to permitted phase-in rules. Under these phase-in rules, we are required to have one independent audit committee member upon the listing date of our Class A common stock, a majority of independent audit committee members within 90 days from the listing date and all independent audit committee members within one year from the listing date. Upon our listing, we expect that our audit committee will be comprised of three members, two of whom will be independent.
If we are no longer eligible to rely on the “controlled company” exceptions, we will need to comply with all applicable Nasdaq corporate governance requirements, but we will be able to rely on phase-in periods for certain of these requirements in accordance with the Nasdaq Listing Rules. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all Nasdaq corporate governance requirements.
We do not know whether an active, liquid and orderly trading market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result it may be difficult for you to sell your shares of our Class A common stock.
Prior to this offering there has been no public market for shares of our Class A common stock. An active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our Class A common stock is not active. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the Class A common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our Class A common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of Class A common stock as consideration.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure, combined with the concentrated control of our co-founder and chief executive officer, Tim Chen, and his affiliated trusts, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The price of our stock may be volatile, and you could lose all or part of your investment.
The trading price of our Class A common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere in this prospectus, may have a significant impact on the market price of our Class A common stock:
•our operating and financial performance, quarterly or annual earnings relative to similar companies;
•publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•announcements by us or our competitors of acquisitions, business plans or commercial relationships;
•any major change in our board of directors or senior management;
•sales of our Class A common stock by us, our directors, executive officers, principal stockholders, or senior management;
•adverse market reaction to any indebtedness we may incur or refinance or securities we may issue in the future;
•short sales, hedging and other derivative transactions in our Class A common stock;
•exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, and foreign exchange rates;
•our creditworthiness, financial condition, performance, and prospects;
•our dividend policy and whether dividends on our Class A common stock have been, and are likely to be, declared and paid from time to time;
•perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
•regulatory or legal developments;
•changes in general market, economic, and political conditions;

•conditions or trends in our industry, geographies or customers;
•changes in accounting standards, policies, guidance, interpretations or principles; and
•threatened or actual litigation or government investigations.
In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could harm our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.
Our results of operations may fluctuate on a quarterly and annual basis, which may impact our stock price and make it difficult to predict our future performance.
Our revenue and results of operations could vary significantly from quarter to quarter and year to year and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of users using our platform to apply for or sign up for financial services products as well as fluctuations in the timing and amount of our expenses. Fluctuations and variability across our industry and the general economy may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that may contribute to the variability of our quarterly and annual results include:
•our ability to attract new users and retain existing users, including in a cost-effective manner;
•our ability to accurately forecast revenue and losses and appropriately plan our expenses;
•the effects of changes in search engine algorithms and prominence of our editorial articles in search results;
•the effects of increased competition on our business;
•our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;
•the impact of, and changes in, governmental or other regulation affecting our business;
•our ability to maintain an adequate rate of growth and effectively manage that growth;
•our ability to keep pace with technological changes in our industry;
•the success of our sales and marketing efforts;
•our ability to protect our existing intellectual property and to create new intellectual property;
•costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;
•the attraction and retention of qualified employees and key personnel;
•the effectiveness of our internal controls; and
•changes in our tax rates or exposure to additional tax liabilities.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value of our tangible assets after subtracting our liabilities. Based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the initial public offering price per share. After this offering, we will also have outstanding options to purchase Class A common stock with exercise prices lower than the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.
We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our Class A common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
As a public company, we will be subject to more stringent federal and state law requirements.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd–Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Despite reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, financial condition and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our brand and reputation, business, results of operations, financial condition and prospects. We also expect that being a public company and the associated rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain adequate coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
We do not expect to pay any cash dividends for the foreseeable future.
We have never declared or paid cash dividends on our capital stock, and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, applicable contractual restrictions and such other factors as the Board of Directors may deem relevant.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Stockholder activism, the current political environment and the current high level of U.S. government intervention and regulatory reform may also lead to substantial new regulations and disclosure obligations, which may in turn lead to additional compliance costs and impact the manner in which we operate our business in ways we do not currently anticipate. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.
If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We are currently in the process of hiring additional accounting and finance staff as we grow our business. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our auditors, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.
There can be no assurance that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause our stock price to fall.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of June 30, 2021, upon the closing of this offering, we will have outstanding a total of 51,002,876 shares of Class A common stock (including shares of our redeemable convertible preferred stock on an as-converted basis, assuming a 1:1 conversion) and 63,371,308 shares of Class B common stock. Of these shares, only the shares of Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.
Shares of Class A common stock that are either subject to outstanding options or restricted stock unit awards will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.
After this offering, the holders of 31,344,009 shares of our capital stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section titled “Description of Capital Stock—Registration Rights”. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could harm the trading price of our Class A common stock.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include the following:
•we have a dual class common stock structure, which provides Mr. Chen and his affiliated trusts with the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
•only our chairman, our chief executive officer, our president, holders of more than 33% of the total voting power of all our outstanding voting stock, or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
•our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and
•certain litigation against us can only be brought in Delaware.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our Class A common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.
For information regarding these and other provisions, see the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.
Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation that will become effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law:
•any derivative claim or cause of action brought on our behalf;
•any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;
•any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;
•any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws;
•any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and
•any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.

This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation that will become effective upon the completion of this offering will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited, statements concerning the following:
•our expectations regarding our future financial performance, including total revenue, costs of revenue, Adjusted EBITDA and MUUs;
•our ability to grow traffic and engagement on our platform;
•our ability to convert users into Registered Users and improve repeat user rates;
•our ability to convert consumers into matches with financial services partners;
•our ability to grow within existing and new verticals;
•our ability to expand geographically;
•our ability to maintain and expand our relationships with our existing financial services partners and to identify new financial services partners;
•our ability to build efficient and scalable technical capabilities to deliver personalized guidance and nudge users;
•our ability to maintain and enhance our brand awareness and consumer trust;
•our ability to generate high quality, engaging consumer resources;
•our ability to adapt to the evolving financial interests of consumers;
•our ability to compete with existing and new competitors in existing and new market verticals;
•our ability to maintain the security and availability of our platform;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to identify, attract and retain highly skilled, diverse personnel;
•our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;
•our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture; and
•our ability to successfully identify, manage, and integrate any existing and potential acquisitions.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA
This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:
•Tallo, Tallo Data: GenZ + Personal Finance Data March 11, 2021;
•National Financial Educators Council, National Financial Literacy Test Results March 9, 2021;
•IDC, Worldwide Digital Advertising Market Model (DAMM); and
•eMarketer, US Financial Services Digital Ad Spending 2020, August 2020.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $                  million (or approximately $                       million if the underwriters exercise their option to purchase additional shares of Class A common stock in full) based on an assumed initial public offering price of $              per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.
A $1.00 increase (decrease) in the assumed initial public offering price of $              per share of Class A common stock would increase (decrease) the net proceeds to us from this offering by approximately $                  million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                      million, assuming the assumed initial public offering price of $               per share of Class A common stock remains the same, and after estimated deducting underwriting discounts and commissions.
The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. In addition, we intend to use approximately $28.7 million of the net proceeds we receive from this offering to repay all outstanding principal amounts and accrued interest under certain promissory notes held by family trusts affiliated with Jacob Gibson, one of our co-founders. These promissory notes bear interest at the rate of 4.29% per year and mature in January 2026, and are also required to be repaid upon a deemed liquidation event or an initial public offering. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions and/or strategic investments in complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. We will have broad discretion over how to use the net proceeds to us from this offering.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The terms of our credit agreement with Silicon Valley Bank and certain other lenders restrict our ability to pay dividends, and we may enter into additional agreements in the future that could also contain restrictions on payments of cash dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and restricted cash, and our capitalization as of June 30, 2021 as follows:
•on an actual basis;
•on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into 15,169,664 shares of Class A common stock immediately prior to the completion of this offering, (2) the reclassification of all 63,371,308 outstanding shares of our Class F common stock into an equal number of shares of our Class B common stock immediately prior to the completion of this offering and, and (3) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $                   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in millions, except share and per share data)
Cash, cash equivalents and restricted cash	$41.1	$	$
Long-term debt	$30.1
Convertible preferred stock, $0.0001 par value per share; 17,301,256 shares authorized; 15,169,664 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$66.7	—	—
Stockholders’ deficit (equity):
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	$—	—
Common stock, $0.0001 par value per share; 255,000,000 shares authorized; 99,204,520 shares issued and outstanding, actual; shares authorized, 114,374,184 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	112.5
Accumulated other comprehensive income	0.8
Accumulated deficit	(58.8)
Total stockholders’ (deficit) equity	$54.5
Total capitalization	$151.3	$	$
____________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately

$            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ deficit and total capitalization by approximately $                    per share, assuming the assumed initial public offering price of $              per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.
The number of shares of our Class A common stock that will be outstanding after this offering is based on 51,002,876 shares of our Class A common stock outstanding as of June 30, 2021 (including shares of our redeemable convertible preferred stock on an as-converted basis, assuming a 1:1 conversion) and 63,371,308 shares of our Class B common stock outstanding as of June 30, 2021, and excludes:
•14,907,678 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2021, with a weighted average exercise price of $4.18 per share;
•5,542,675 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of June 30, 2021;
•                   shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
• 2,244,628 shares of our Class A common stock reserved for future issuance under the 2012 Plan, as of June 30, 2021;
•            shares of our Class A common stock reserved for future issuance under the 2021 Plan, which includes an annual evergreen increase and will become effective in connection with this offering; and
•            shares of our Class A common stock reserved for future issuance under the ESPP, which includes an annual evergreen increase and will become effective in connection with this offering.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.
As of              , we had a pro forma net tangible book value (deficit) of $               million, or $                per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A common stock outstanding as of               , after giving effect (1) to the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of               into               shares of our Class A common stock, (2) the reclassification of all         outstanding shares of our Class F common stock into an equal number of shares of our Class B common stock and (3) the filing and effectiveness of our amended and restated certificate of incorporation in connection with the closing of this offering.
After giving further effect to the sale of                     shares of Class A common stock that we are offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of               would have been approximately $                 million, or approximately $               per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $                    per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                 per share to new investors purchasing shares of Class A common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares of Class A common stock):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $                     per share, and increase (decrease) the dilution in pro forma net tangible book value per share to new investors by approximately $                    per share, in each case, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $                   per share and decrease (increase) the dilution to investors participating in this offering by approximately $                 per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock in full, the pro forma as adjusted net tangible book value after the offering would be $                  per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                  per share and the dilution per share to new investors would be $              per share, in each case assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of              , the differences between the number of shares of Class A common stock purchased from us by our existing stockholders and Class A common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of Class A common stock issued prior to this offering and the price to be paid by new investors for shares of Class A common stock in this offering. The calculation below is based on the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%		100%
The number of shares of our Class A common stock that will be outstanding after this offering is based on 51,002,876 shares of our Class A common stock outstanding as of June 30, 2021 (including shares of our redeemable convertible preferred stock on an as-converted basis, assuming a 1:1 conversion) and 63,371,308 shares of our Class B common stock outstanding as of June 30, 2021, and excludes:
•14,907,678 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $4.18 per share;
•5,542,675 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of June 30, 2021;
•           shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
•2,244,628 shares of our Class A common stock reserved for future issuance under the 2012 Plan, as of June 30, 2021;
•          shares of our Class A common stock reserved for future issuance under the 2021 Plan, which includes an annual evergreen increase and will become effective in connection with this offering; and
•          shares of our Class A common stock reserved for future issuance under the ESPP, which includes an annual evergreen increase and will become effective in connection with this offering.
To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of               , the pro forma as adjusted net tangible book value per share after this offering would be $               , and total dilution per share to new investors would be $               .
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, our existing stockholders would own               % and the investors purchasing shares of our Class A common stock in this offering would own             % of the total number of shares of our Class A common stock outstanding immediately after completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Our mission is to provide clarity for all of life’s financial decisions.
Our vision is a world where everyone makes financial decisions with confidence.
At NerdWallet, we empower consumers—both individual consumers and small and mid-sized businesses (SMBs)—to make smarter financial decisions with confidence. Technology, paired with the dramatic growth in innovative financial products, has changed the way consumers manage their financial lives; consumers are more comfortable than ever comparing and shopping for financial products online. At NerdWallet, we are leveraging this transformation to democratize access to trustworthy financial guidance by incorporating our proprietary data science models into our platform—ultimately helping to improve the financial well-being of consumers and the financial services industry as a whole. As the financial industry becomes more fragmented and complex, our value proposition as a trusted, independent and centralized platform for consumers only increases.
We deliver guidance to consumers through educational content, tools and calculators, product marketplaces and our app. Our platform delivers unique value across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We expanded our guidance to the UK with our recent acquisition of Know Your Money (KYM), we also expanded organically into Canada during the third quarter of 2021, and have further plans to expand internationally. Across every touchpoint, the cornerstone of our platform is consumers’ trust in the independent, objective and relevant guidance we provide, free of charge.
This trusted guidance has helped us build a large, loyal and well-informed audience of consumers who turn to us as a resource for many of their money questions and to shop for the best financial products for them. Due to this unique combination of a loyal audience, trusted guidance and tailored recommendations from our underlying machine learning technology, we have become an attractive partner for financial services providers wanting to access these high-value consumers—consumers who might not otherwise trust financial services providers’ recommendations.
By operating at the intersection of consumers and financial services providers, NerdWallet drives value for both. Through our platform, our financial services partners can reach a substantial audience, comprised of 16 million Monthly Unique Users (MUUs) on average in 2020 and 21 million on average in the first half of 2021. After doing research on our platform, consumers are better informed about the financial decision they’re about to make, which makes them primed and ready to transact. Consumers who visit NerdWallet tend to share a few other characteristics that make them attractive customers to our financial services partners: we have received feedback from our financial services partners that our users’ approval rates can be significantly higher than those applying through other channels and they are more eager to explore additional opportunities and products, driving demand for NerdWallet’s financial services partners.

nerdwallet

JOURNEY AND RESULTS

2009

NerdWallet founded

2010

Introduced
"Best credit cards"
Consumer resource

2011

Reached over 100k
Monthly Unique Users

2013

Reached over 1MM
Monthly Unique Users

2014

Reached over 2MM
Monthly Unique Users

Banking and investing
verticals over $1MM
in revenue

2016

Personal loans and mortgage
verticals over $1MM
in revenue

2017

Student loans and
insurance verticals over $1MM
in revenue

Introduced Nerdwallet app

2018

Consumer Action's
Consumer Excellence Award
for our editorial coverage of
personal finance issues

2019

Inc. Magazine's
"Best Workplaces of 2019"

2020

First International
expansion via Know Your
Money acquisition

Acquired Fundera enabling
SMB expansion

2021

Organic international
expansion into Canada

Our Financial Model
We built our business to provide unbiased and trusted guidance to consumers. Through this guidance, we attract users to our platform and use data science models to match them with relevant products from our financial services partners.
Given our mission is to provide clarity for all of life’s financial decisions, we take actions that aim to prioritize user experience over revenue per user. We believe that taking a long-term view will increase our revenue and grow our business. In addition, we do not always look to maximize the number of our financial services partners on our platform; we instead aim to have products for consumers available on our platform that enable the best match.
We seek to increase the number of consumers who come to NerdWallet pursuing our financial content, guidance, and tech-driven recommendations. We generate revenue by successfully matching those consumers with our financial services partners, from whom we generate fees. These fees from which we recognize revenue include revenue per action, revenue per click, revenue per lead, and revenue per funded loan.
Recent Developments
COVID-19 Impact on our Business
The world has dramatically changed since the World Health Organization categorized COVID-19 as a global pandemic in March 2020. The pandemic caused millions of people to reevaluate many aspects of their lives, with many choosing to pay closer attention to their personal finances. We benefited from industry-wide tailwinds driven by consumers increasingly managing their money online but also faced the headwinds related to an unstable socioeconomic backdrop, which impacted consumers' finances. While consumer demand for many financial services products was high in 2020, for portions of the year some of our financial services partners tightened underwriting criteria or were slower to approve applications for certain products and some reduced advertising budgets given the inherent economic uncertainty.
Due to these factors, we experienced lower growth in 2020 as compared to our growth rate in 2019, particularly in the second half of the year. In 2020, our revenue increased 7% versus an increase of 32% in 2019. Our 2020 annual growth was bolstered by a strong first quarter, during which revenue grew 64% when compared to the same period a year prior.
Beginning in the second quarter of 2020, we saw a mix of financial services partner activity across our verticals. Many partners reduced their activity on our platform while others maintained or increased their activity. Credit card approvals slowed during the height of the economic uncertainty and credit card revenue declined 30% compared to 2019. Conversely, revenue from loans and other verticals increased by 44% compared to 2019 as we saw increased demand in investing, mortgages, and insurance. As a result, we benefited from the diversification of the products and providers available on our platform.
We are seeing revenue trends start to return closer to pre-COVID-19 levels. However, the full impact of the COVID-19 pandemic on the global economy and the extent to which the COVID-19 pandemic will continue to impact our results of operations and cash flows remains uncertain. Our credit cards revenue decreased 30% for the year ended December 31, 2020 compared to the same period in 2019, primarily due to lower approval rates in the market due to economic uncertainty resulting from the pandemic and tighter underwriting criteria. Our credit cards revenue increased 10% for the six months ended June 30, 2021 compared to the same period in 2020, primarily driven by increased activity amid recovery from the economic impacts of the COVID-19 pandemic and higher pricing with our financial services partners. Our loans revenue increased 48% for the year ended December 31, 2020 compared to 2019, and 69% for the six months ended June 30, 2021 compared to the same period in 2020. Mortgage loans revenue increased due to lower interest rates and higher demand from consumers. Our other verticals revenue increased 41% for the year ended December 31, 2020 compared to 2019, and 26% for the six months ended June 30, 2021 compared to the same period in 2020. The other verticals revenue increase in 2020 was attributable to higher consumer demand for insurance and investing activities. The other verticals revenue increase during the six months ended June 30, 2021 was primarily attributable to higher SMB revenue following our acquisition of Fundera.

Key Factors Affecting Our Performance
Ability to Generate High Quality, Engaging Consumer Resources
Delivering financial guidance and resources on a broad set of topics is core to our value proposition. In order to maintain our position as a trusted destination for personal and SMB financial guidance, we produce high-quality financial guidance, which is developed by our independent team of writers and editors. Our editorial and product teams continuously improve our content, tools and resources to ensure that our platform reflects the latest consumer finance trends and related products from our financial services partners. We plan to continue investing in our growing base of high-value content and tools, which enable us to generate more traffic and grow MUUs, enhancing monetizing activities with our financial services partners and ultimately, our financial performance.
Ability to Attract and Engage Consumers
Our ability to increase user engagement, whether by increasing the frequency with which MUUs visit our platform, or the amount of resources they consume on our platform, is critical to the growth of our business. We focus on attracting users to NerdWallet who are interested in multiple financial products that we review and then use machine learning to help them find financial products for their needs. For example, if an individual comes to our platform to learn more about credit cards, we hope to bring that individual back to NerdWallet at a later time to explore other financial products, often via automated contextual “nudges”. Our ability to attract and engage those visitors directly impacts our ability to earn revenue from financial services partners. As such, we plan to continue investing in content, technology and marketing in order to attract and engage consumers.
Ability to Deepen Our Relationships with Our Financial Services Partners
We worked with over 400 financial services partners as of June 30, 2021. These companies are essential to helping us serve consumers and grow our business. Having a broad range of financial services partners across all of our verticals is important in offering consumers a wide selection of attractive products. Furthermore, all of our revenue is generated from our financial services partners, and as such, relationships with new and existing financial services partners are critical to the success of our business. We continuously aim to selectively add new financial services partners to our platform and to add coverage for additional verticals from existing partners. That said, maximizing the number of our financial services partners on our platform isn’t our primary focus—our focus is quality, and we aim to offer all of the top financial products on our platform. The success of our relationships with financial services partners is in large part based on our ability to provide them with interested and qualified consumers.
Economic Conditions and the Financial Well-Being of Consumers
Our business is reliant on economic conditions in the United States. Any changes in the financial well-being of consumers, including as a result of the COVID-19 pandemic, unemployment, or government stimulus, will affect the demand for various financial services products and therefore impact the number of individuals visiting our platform and our ability to earn revenue from matches completed on our platform. In particular, fluctuations in interest rates affect many of the products offered by our financial services partners, especially mortgages, personal loans, and banking products. Typically, when interest rates decline, we see accelerated consumer demand for loans which in turn leads to increased traffic to our platform. Conversely, when interest rates increase, we see slowed consumer demand for loans and accelerated demand for banking products. The diversity of our revenue, as witnessed during periods impacted by COVID-19, provides us with a resilient business model as evidenced by the 44% increase in revenue from loans and other verticals in 2020 as compared to 2019.
Marketing
Our marketing strategy leverages multiple channels across brand marketing, performance marketing and organic marketing. Sales and marketing expense consists of: brand marketing, primarily advertising costs to increase brand awareness; performance marketing, primarily costs to drive traffic directly to our platform; and organic and other, primarily personnel-related costs for content and other marketing and sales teams. In 2020, approximately 39% of our total marketing expense was attributable to brand marketing, 34% to performance marketing, and the remainder to organic marketing and other marketing expenses. During the first half of 2021, approximately 43% of our total marketing expense was attributable to brand marketing, 33% to performance marketing, and the remainder to organic marketing and other marketing expenses. We evaluate the success of our brand marketing by measuring aided brand awareness, which has grown consistently since 2019.
We are able to adjust our marketing spend to reflect changes in external factors and consumer behavior. Performance marketing spend can be adjusted more quickly than brand marketing, which typically involves pre-committing to spend in future periods. During the first and second quarters of 2020, we increased brand marketing by over 100% compared to the same periods in 2019 to increase awareness, but reduced our spend as quickly as possible for the third and fourth quarters by approximately 30% compared to the same periods in 2019 due to the impacts of COVID-19 on our business. We reduced performance marketing earlier in the second, third and fourth quarters of 2020 by approximately 15% compared to the same periods in 2019 in response to fewer financial services partners choosing to market through our platform in certain verticals. The reduction in brand and performance marketing spend reduced the number of MUUs on our platform, which on a quarterly basis declined sequentially in 2020. As the COVID-19 headwinds continue to subside in 2021, we plan to increase both brand and performance marketing to again drive more MUUs to our platform. During the first half of 2021, we increased sales and marketing expense by 73% compared to the first half of 2020, primarily through increases in brand and performance marketing expenses.
In the trailing twelve months as of June 30, 2021, approximately 73% of all traffic to NerdWallet came organically through direct or unpaid channels, reflecting the strength of our brand and organic marketing efforts. Our in-house, award-winning and experienced editorial team leverages search-engine optimization best practices and technology, and designs interfaces to help consumers easily find the information they are seeking. Our editorial team also optimizes page structure to increase visibility, not only for organic search results, but also for Google’s premium features such as FAQs, featured snippets, and video results. Personnel-related expenses within organic marketing were up 9% in 2020 compared with the same period in 2019, which is a reflection of our continued investment in building a comprehensive set of skills and expertise across our editorial team. We will continue to invest heavily in our marketing channels going forward, and believe that our marketing strategy will continue to position NerdWallet as the trusted brand of choice in personal finance, improve traffic acquisition at all levels of the funnel, drive engagement and enable us to scale quickly across new consumer finance verticals and geographies. We intend to invest with the goal of maintaining operating profitability on an annual basis, and we anticipate experiencing a decrease in operating margins over the short-term and a return to historical operating margins over time.
Acquisitions
We have made acquisitions to expand into new verticals, to enter new markets and geographies, and to grow our platform so that our users have better outcomes. In the second half of 2020, we made two acquisitions:
•Fundera. In October 2020, we acquired Fundera, Inc. (Fundera), an online platform which connects SMBs with lenders and other resources. We paid closing consideration of $29.2 million and we may pay up to an additional $66.0 million of contingent earn-out consideration over the next two years based on the achievement of certain financial metrics. Fundera’s SMB-focused advice and loan comparison offerings, together with its strong brand and consultative sales approach, enables us to better support SMBs. This acquisition is a first step to enable deeper integration within existing verticals, which couples our top of funnel strength with Fundera's monetization strategy, including recurring revenue from loan renewals. Combining the strengths of each business will allow NerdWallet to accelerate our growth in the SMB market, and will also serve as a playbook for further vertical integrations.
•Know Your Money. In September 2020, we acquired Notice Media Ltd. (doing business as Know Your Money), an online provider of financial guidance and tools geared towards consumers and SMBs in the UK. We paid closing consideration of $12.3 million and we may pay up to an additional $11.0 million of contingent earn-out consideration over the next two years based on the achievement of certain financial metrics. KYM’s UK expertise and our existing brand recognition have provided us a strong foothold in the UK region. We believe the acquisition will allow us to accelerate our international growth.

These acquisitions added 1 percentage point to our revenue growth rate in 2020, all of which occurred in the fourth quarter, and added 10 percentage points to our revenue growth rate in the first half of 2021.
Key Operating Metric and Non-GAAP Financial Measure
We collect, review, and analyze operating and financial data of our business to assess our ongoing performance and compare our results to prior period results. In addition to revenue, net income, and other results under generally accepted accounting principles (GAAP), the following sets forth the key operating metric we use to evaluate our business.
Monthly Unique Users (MUUs)
We define a Monthly Unique User (MUU) as a unique user with at least one session in a given month as determined by a unique device identifier. We measure MUUs during a time period longer than one month by averaging the MUUs of each month within that period. We track MUUs to frame the number of users who may transact with the financial services partners on our platform during a given period. During 2020, we grew MUUs by 25% compared to 2019. We experienced the strongest growth in MUUs during the first and second quarters of the year and slower growth during the third and fourth quarters as we reduced sales and marketing spend by over 35% as compared to the first half of 2020 due to underlying economic conditions. During the first half of 2021, we grew MUUs by 23% compared to the first half of 2020 as we increased our sales and marketing expenditures in light of the continued economic recovery. While we expect MUUs to grow over time, the metric may fluctuate from period to period based on economic conditions and our strategic marketing decisions.

13M
16M
2019
2020
13M
12M
12M
13M
18M
16M
14M
15M
23M
20M
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
YoY Growth
25%
44%
35%
14%
9%
23%
22%

Adjusted EBITDA
We use Adjusted EBITDA in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.
We define Adjusted EBITDA as net income (loss) from continuing operations adjusted to exclude depreciation and amortization, interest expense, net, provision (benefit) for income taxes, and further exclude (1) loss (gain) on impairment and on disposal of assets, (2) remeasurement of the embedded derivative in long-term debt, (3) change in fair value of contingent consideration related to earnouts, (4) deferred compensation related to earnouts, (5) stock-based compensation, and (6) acquisition-related costs.
The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount is not driven by core operating results and renders comparisons with prior periods less meaningful.
We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results and in comparing operating results across periods. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. However, the use of this non-GAAP measure has certain limitations because it does not reflect all items of income and expense that affect our operations. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:
•Adjusted EBITDA does not reflect interest income (expense) and other gains (losses), net, which include unrealized and realized gains and losses on foreign currency exchange and the derivative embedded in long-term debt;
•Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;
•Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy; and
•Adjusted EBITDA does not include the impact of impairment of assets previously acquired, acquisition-related transaction expenses, contingent consideration fair value adjustments related to earnouts, and deferred compensation related to earnouts.
In addition, Adjusted EBITDA as we define it may not be comparable to similarly titled measures used by other companies. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

Key Components of Our Results of Operations
Revenue
We generate substantially all of our revenue through fees paid by our financial services partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangements. For these revenue arrangements, in which a partner pays only when a consumer satisfies the criteria set forth within the arrangement, revenue is recognized generally when we match the consumer with the financial services partner. For some of our arrangements, the transaction price is considered variable and an estimate of the constrained transaction price is recorded when the match occurs. Our revenue generally includes three product categories: credit cards, loans and other verticals. Credit cards revenue includes revenue from consumer credit cards. Loans revenue includes revenue from home mortgages, personal loans, student loans and auto loans. Other verticals revenue includes revenue from other product sources, including insurance, banking, investing, and SMB products.
Cost of revenue
Cost of revenue consists primarily of amortization expense and impairment charges associated with capitalized software development costs, credit scoring fees, account linking fees, and third-party data center costs. We expect our cost of revenue to increase in absolute dollars for the foreseeable future to the extent that our business continues to grow. We expect our cost of revenue to decrease over time as a percentage of revenue as we recognize economies of scale. However, this percentage may fluctuate from year to year in the short term.
Research and development
Research and development activities primarily relate to engineering, product management, data enhancement, and improved functionality related to our platform. Research and development expenses primarily consist of personnel related costs, including stock-based compensation, technology and facility-related expenses and contractor expense for our engineering, product management, data and other personnel engaged in maintaining and enhancing the functionality of our platform.
We expect our research and development expenses to increase in absolute dollars for the foreseeable future, primarily for increased headcount to further develop and innovate our platform. Over time, we expect research and development expenses to decrease as a percentage of revenue as our business grows and recognizes economies of scale. However, this percentage may fluctuate from period to period depending on the timing and extent of our research and development expenses.
Sales and marketing
Sales and marketing expenses include advertising and promotion costs, costs related to brand campaign fees, marketing, business operations team, and editorial personnel and related costs, including stock-based compensation.
We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future, primarily to support the growth of our existing business and expansion into new verticals. Over time, we expect sales and marketing expenses to decrease as a percentage of revenue as our business grows and recognizes economies of scale. However, this percentage may fluctuate from period to period depending on the timing and extent of our sales and marketing expenses.

General and administrative
General and administrative expenses consist of personnel related costs, including stock-based compensation, for certain of our executives as well as our legal, finance, human resources, and other administrative employees; and professional services fees.
We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future primarily to support the growth of our business and our public company operations. Additional expenses may include increased headcount, enhanced systems, processes, and controls as well as increased expenses in the areas of insurance, compliance, investor relations, and professional services. For these reasons, we expect general and administrative expenses to increase as a percentage of revenue in the near term, but eventually to decrease as a percentage of revenue as our business grows and recognizes economies of scale. This percentage may fluctuate from period to period depending on the timing and extent of our general and administrative expenses.
Change in fair value of contingent consideration related to earnouts
Our recent acquisitions include earn-out provisions which require us to pay additional consideration based on the achievement of certain performance measures for a stated period after the acquisition date. We measure this contingent consideration at fair value as of the acquisition date and record it as a liability on our consolidated balance sheet. The fair value of each contingent consideration liability is remeasured at the end of each reporting period, with any changes in fair value recognized as income or expense from operations in our consolidated income statement.
Other income (expense), net
Other income (expense), net is comprised of interest income, interest expense, and other gains (losses), net. Interest income consists primarily of interest earned on our cash and cash equivalents. Interest expense consists of interest costs related to our revolving credit facility and long-term debt, including amortization of the debt premium on our long-term debt. Other gains (losses), net is primarily related to changes in the fair value of the embedded derivative in our long-term debt, as well as realized and unrealized gains and losses on foreign currency transactions and balances. Other gains (losses), net for the six months ended June 30, 2021 includes a nonrecurring gain.
Income tax provision (benefit)
Our income tax provision (benefit) consists of federal and state income taxes. As of December 31, 2020, we had federal net operating loss carryforwards (NOLs) of approximately $31.6 million, of which $13.1 million, if not utilized, will begin to expire in 2033, and the remaining $18.5 million can be carried forward indefinitely. As of December 31, 2020, we had state NOLs of approximately $17.4 million, the majority of which, if not utilized, will begin to expire on various dates beginning in 2032. In addition, we have approximately $8.8 million and $10.6 million of federal and California research and development credit carryforwards, respectively. The federal credits will start to expire in 2037, while the California credits can be carried forward indefinitely. Approximately half of our federal NOLs are acquired attributes from Fundera. The remaining carryforwards are primarily NOLs generated in 2020 due to significant tax deductions from excess tax benefits related to stock-based compensation.
Utilization of our NOLs and tax credit carryforwards, as well as our other temporary differences, is dependent upon the generation of taxable income in future periods. We consider projected future taxable income and tax-planning strategies in making this assessment. Based on all available evidence, both positive and negative, we conclude that on a more-likely-than-not basis, we will be able to realize our federal and state deferred tax assets, except for California, for which we have a full valuation allowance.

Comparison of Results of Operations
The following tables set forth our results of operations for the periods presented. The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.
Results of Operations

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Revenue	$228.3	$245.3	$137.3	$181.6
Costs and expenses:
Cost of revenue	16.1	21.3	10.4	13.8
Research and development (1)	46.0	50.9	24.5	27.0
Sales and marketing (1)	115.6	144.0	87.5	151.2
General and administrative (1)	22.2	28.0	13.5	17.8
Change in fair value of contingent consideration related to earnouts	—	(0.8)	—	7.7
Total costs and expenses	199.9	243.4	135.9	217.5
Income (loss) from operations	28.4	1.9	1.4	(35.9)
Other income (expense):
Interest income	1.1	0.2	0.2	—
Interest expense	(1.1)	(1.1)	(0.5)	(0.7)
Other gains (losses), net	(0.5)	(0.1)	—	1.2
Total other income (expense)	(0.5)	(1.0)	(0.3)	0.5
Income (loss) before income taxes	27.9	0.9	1.1	(35.4)
Income tax provision (benefit)	3.7	(4.4)	(2.0)	(8.6)
Net income (loss)	$24.2	$5.3	$3.1	$(26.8)
______________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Research and development	$2.2	$3.1	$1.4	$2.4
Sales and marketing	1.2	1.9	0.8	2.3
General and administrative	1.6	1.4	0.8	1.8
Total	$5.0	$6.4	$3.0	$6.5

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Revenue	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	7	9	8	8
Research and development	20	21	18	15
Sales and marketing	51	58	63	83
General and administrative	10	11	10	10
Change in fair value of contingent consideration related to earnouts	—	—	—	4
Total costs and expenses	88	99	99	120
Income (loss) from operations	12	1	1	(20)
Other income (expense):
Interest income	—	—	—	—
Interest expense	—	(1)	—	(1)
Other gains (losses), net	—	—	—	1
Total other income (expense)	—	(1)	—	—
Income (loss) before income taxes	12	—	1	(20)
Income tax provision (benefit)	2	(2)	(1)	(5)
Net income (loss)	11%	2%	2%	(15%)

Comparison of the six months ended June 30, 2020 and 2021
Revenue

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Credit cards	$48.2	$52.8	$4.6	10%
Loans	38.3	64.6	26.3	69%
Other verticals	50.8	64.2	13.4	26%
Total revenue	$137.3	$181.6	44.3	32%
Revenue increased $44.3 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, with revenue increases across all verticals.
Credit cards revenue increased $4.6 million to $52.8 million for the six months ended June 30, 2021 from $48.2 million for the six months ended June 30, 2020, primarily driven by increased activity amid recovery from the economic impacts of the COVID-19 pandemic and higher pricing with our financial services partners.
Loans revenue increased $26.3 million to $64.6 million for the six months ended June 30, 2021 from $38.3 million for the six months ended June 30, 2020, primarily driven by increases of 94% in home mortgages revenue and 48% in personal loans revenue, both reflecting higher consumer demand for loans in the historically low interest rate environment.

Other verticals revenue increased $13.4 million to $64.2 million for the six months ended June 30, 2021 from $50.8 million for the six months ended June 30, 2020, primarily attributable to higher SMB revenue following our acquisition of Fundera. The increase also included a 47% increase in insurance revenue, partially offset by decreases of 30% in investing revenue due to lower consumer demand for investing activities and 29% in banking revenue due to the low interest rate environment.
Cost of revenue

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Cost of revenue	$10.4	$13.8	$3.4	33%
Percentage of revenue	8%	8%
Cost of revenue increased $3.4 million, or 33%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to a $3.1 million increase in amortization expense related to capitalized software development costs and intangible assets related to our acquisitions of Fundera and KYM in the second half of 2020.
Research and development expense

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Research and development expense	$24.5	$27.0	$2.5	10%
Percentage of revenue	18%	15%
Research and development expenses increased $2.5 million, or 10%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to a $3.2 million increase in personnel-related costs for our engineering, data, and product management personnel and contractors to support our continued growth, partially offset by a $1.2 million decrease in allocated costs due to lower facilities costs from the shift to remote work due to the COVID-19 pandemic.
Sales and marketing expense

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Sales and marketing expense	$87.5	$151.2	$63.7	73%
Percentage of revenue	63%	83%
For the six months ended June 30, 2020 and 2021, our total sales and marketing expense was comprised of approximately 49% and 43% for brand marketing, respectively, and 31% and 33% for performance marketing, respectively, with the remainder for organic and other marketing expenses. We are able to adjust our marketing spend to reflect changes in external factors and consumer behavior.
Sales and marketing expenses increased $63.7 million, or 73%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to increases of $22.0 million in brand marketing expenses and $23.2 million in performance marketing expenses. The increase was also attributable to higher organic and other marketing expenses, including an $11.8 million increase in personnel-related costs due to our efforts to grow and increase our user base, and $3.1 million of amortization expense of intangible assets from our acquisitions of Fundera and KYM in the second half of 2020.

General and administrative expense

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
General and administrative expense	$13.5	$17.8	$4.3	32%
Percentage of revenue	10%	10%
General and administrative expenses increased $4.3 million, or 32%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily attributable to a $3.0 million increase in personnel-related costs due primarily to increased headcount.
Change in fair value of contingent consideration related to earnouts

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Change in fair value of contingent considerations related to earnouts	$—	$7.7	$7.7	NM
Percentage of revenue	—%	4%
The change in fair value of contingent consideration in 2021 relates to our acquisitions of Fundera and KYM in the second half of 2020, and did not exist in the six months ended June 30, 2020. The fair value of the estimated contingent considerations is subject to remeasurement at each reporting date until the payments are made. See Note 1 – The Company and its Significant Accounting Policies in the notes to our consolidated financial statements for further discussion regarding how we estimated the fair value of these contingent considerations.
Other income (expense), net

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Interest income	$0.2	$—	$(0.2)	(96%)
Interest expense	(0.5)	(0.7)	(0.2)	25%
Other gains (losses), net	—	1.2	1.2	NM
Other income (expense), net	$(0.3)	$0.5	$0.8	NM
Percentage of revenue	—%	—%
Other income (expense), net increased $0.8 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily attributable to a $1.2 million increase in other gains (losses), net related to a $1.3 million nonrecurring gain, partially offset by a loss from the remeasurement of the derivative embedded in our long-term debt.
Income tax benefit

	Six Months Ended June 30,
	2020	2021	$ Change	% Change
	(dollars in millions)
Income tax benefit	$(2.0)	$(8.6)	$(6.6)	341%
Percentage of revenue	(1%)	(5%)

Income tax benefit increased $6.6 million, or 341%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Our effective tax rate was 24.2% and (175.8%) for the six months ended June 30, 2021 and 2020, respectively. Our effective tax rate for the six months ended June 30, 2021 was higher than the U.S. federal statutory income tax rate of 21% primarily due to excess tax benefits related to stock-based compensation, and research and development credits, partially offset by non-deductible contingent consideration. Our effective tax rate for the six months ended June 30, 2020 was lower than the U.S. federal statutory income tax rate of 21% primarily due to excess tax benefits related to stock-based compensation, and research and development credits, partially offset by non-deductible stock-based compensation.
Comparison of the years ended December 31, 2019 and 2020
Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Credit cards	$112.4	$78.2	$(34.2)	(30%)
Loans	55.1	81.3	26.2	48%
Other verticals	60.8	85.8	25.0	41%
Total revenue	$228.3	$245.3	$17.0	7%
Revenue increased $17.0 million, or 7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, as increases of $26.2 million in loans revenue and $25.0 million in other verticals revenue were partially offset by a $34.2 million decrease in credit cards revenue.
Credit cards revenue decreased $34.2 million to $78.2 million in 2020 from $112.4 million in 2019. The decrease was primarily due to the impact of economic conditions related to the COVID-19 pandemic that caused fewer financial services partners offering credit cards choosing to market through our platform due to lower approval rates for credit cards due to the economic uncertainty in 2020.
Loans revenue increased $26.2 million to $81.3 million in 2020 from $55.1 million in 2019 primarily attributable to a 70% increase in home mortgages revenue due to higher consumer demand for mortgage loans in the low interest rate environment.
Other verticals revenue increased $25.0 million to $85.8 million in 2020 from $60.8 million in 2019, primarily attributable to a 122% increase in insurance revenue and a 54% increase in investing revenue, due to higher consumer demand for insurance and investing activities.
Cost of revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Cost of revenue	$16.1	$21.3	$5.2	32%
Percentage of revenue	7%	9%
Cost of revenue increased $5.2 million, or 32%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to a $4.3 million increase in amortization expense related to capitalized software development costs and a $0.8 million increase in third-party data center costs in connection with the growth in our traffic and ongoing product and feature development.

Research and development expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Research and development expense	$46.0	$50.9	$4.9	11%
Percentage of revenue	20%	21%
Research and development expenses increased $4.9 million, or 11%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to a $4.5 million increase in personnel-related costs for our engineering, data, and product management personnel and contractors to support our continued growth.
Sales and marketing expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Sales and marketing expense	$115.6	$144.0	$28.4	25%
Percentage of revenue	51%	59%
For the years ended December 31, 2019 and 2020, our total sales and marketing expense was comprised of approximately 32% and 39% for brand marketing, respectively, and 40% and 34% for performance marketing, respectively, with the remainder for organic and other marketing expenses.
Sales and marketing expenses increased $28.4 million, or 25%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily attributable to increases of $19.0 million in brand marketing expenses and $1.5 million in performance marketing expenses. The increase was also attributable to higher organic and other marketing expenses, including a $7.9 million increase in personnel-related costs due to our efforts to grow and increase our user base.
General and administrative expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
General and administrative expense	$22.2	$28.0	$5.8	26%
Percentage of revenue	10%	11%
General and administrative expenses increased $5.8 million, or 26%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily attributable to a $3.1 million increase in professional and consulting services fees, a $1.6 million increase in acquisition-related expenses, and a $1.6 million increase in personnel-related costs resulting from increased headcount.
Change in fair value of contingent consideration related to earnouts

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Change in fair value of contingent considerations related to earnouts	$—	$(0.8)	$(0.8)	NM
Percentage of revenue	—%	—%

The change in fair value of contingent consideration in 2020 relates to our acquisitions of Fundera and Know Your Money, and did not exist in 2019. The fair value of the estimated contingent considerations is subject to remeasurement at each reporting date until the payments are made. See Note 1 – The Company and its Significant Accounting Policies in the notes to our consolidated financial statements for further discussion regarding how we estimated the fair value of this contingent consideration.
Other income (expense), net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Interest income	$1.1	$0.2	$(0.9)	(82%)
Interest expense	(1.1)	(1.1)	—	—%
Other losses, net	(0.5)	(0.1)	0.4	80%
Other income (expense), net	$(0.5)	$(1.0)	$(0.5)	(100%)
Percentage of revenue	—%	—%
Other income (expense), net decreased $0.5 million, or 100%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease is primarily attributable to a decrease in interest income related to lower interest rates and a decrease in other losses, net related to a $0.4 million remeasurement of the derivative embedded in our long-term debt.
Income tax provision (benefit)

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in millions)
Income tax provision (benefit)	$3.7	$(4.4)	$(8.1)	(219%)
Percentage of revenue	2%	(2%)
Income tax provision (benefit) decreased $8.1 million, or 219%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, from a provision for income tax to an income tax benefit. Our effective tax rate for the year ended December 31, 2019 was 13.2% compared to the effective tax rate for the year ended December 31, 2020 of (255.7%). The 2019 income tax expense was lower than the U.S. federal statutory income tax rate of 21% primarily due benefits from research and development credits, partially offset by nondeductible compensation and other expenses. The 2020 income tax benefit was lower than the U.S. federal statutory income tax rate of 21% primarily due to excess tax benefits related to stock-based compensation and research and development credits. The change in our effective tax rate from 2019 to 2020 was primarily due to higher excess tax benefits related to stock-based compensation in 2020 as compared to 2019.

Non-GAAP Financial Measure
Adjusted EBITDA as we define it may not be comparable to similarly titled measures used by other companies. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.
We compensate for these limitations by reconciling Adjusted EBITDA to net income (loss), the most comparable GAAP financial measure. The following table presents a reconciliation of Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Net income (loss)	$24.2	$5.3	$3.1	$(26.8)
Depreciation and amortization	9.4	15.1	6.3	12.8
Interest expense, net	—	0.9	0.3	0.7
Income tax provision (benefit)	3.7	(4.4)	(2.0)	(8.6)
Other losses (gains), net	0.5	0.1	—	(1.2)
Loss on impairment and on disposal of assets	1.3	0.2	0.1	0.3
Change in fair value of contingent consideration related to earnouts	—	(0.8)	—	7.7
Deferred compensation related to earnouts	—	—	—	0.9
Stock-based compensation	5.0	6.4	3.0	6.5
Acquisition-related expense	—	1.6	—	0.1
Adjusted EBITDA	$44.1	$24.4	$10.8	$(7.6)

Net income (loss) margin	11%	2%	2%	(15%)
Adjusted EBITDA margin[1]	19%	10%	8%	(4%)
______________
(1)Represents adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA decreased $19.7 million, or 45%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, and $18.4 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease in 2020 was driven by a $28.4 million increase in sales and marketing expense as we continued to invest in our business, particularly during the first half of 2020, despite slowed revenue growth due to the economic impact of the COVID-19 pandemic. The decrease for the six months ended June 30, 2021 was primarily attributable to a $63.7 million increase in sales and marketing expense as we continued to invest in our business, partially offset by a $44.3 million increase in revenue amid recovery from the economic impacts of the COVID-19 pandemic.

Unaudited Quarterly Results of Operations Data
The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
	(in millions)
Revenue(1)	$55.0	$55.0	$61.9	$56.4	$90.4	$46.9	$51.3	$56.7	$90.0	$91.6
Costs and expenses:
Cost of revenue	3.8	3.7	4.4	4.2	5.6	4.8	5.1	5.8	6.5	7.3
Research and development(2)	10.8	11.7	11.3	12.2	13.0	11.5	13.0	13.4	12.2	14.8
Sales and marketing(2)	26.6	28.6	27.0	33.4	51.0	36.5	20.9	35.6	68.6	82.6
General and administrative(2)	5.4	5.5	5.8	5.5	6.8	6.7	6.6	7.9	8.9	8.9
Change in fair value of contingent consideration related to earnouts	—	—	—	—	—	—	—	(0.8)	7.0	0.7
Total costs and expenses	46.6	49.5	48.5	55.3	76.4	59.5	45.6	61.9	103.2	114.3
Income (loss) from operations	8.4	5.5	13.4	1.1	14.0	(12.6)	5.7	(5.2)	(13.2)	(22.7)
Other income (expense):
Interest income	0.3	0.3	0.3	0.2	0.2	—	—	—	—	—
Interest expense	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)	(0.2)	(0.3)	(0.3)	(0.3)	(0.4)
Other gains (losses), net	—	(0.4)	(0.1)	—	1.0	(1.0)	—	(0.1)	(0.1)	1.3
Total other income (expense)	—	(0.4)	(0.1)	—	0.9	(1.2)	(0.3)	(0.4)	(0.4)	0.9
Income (loss) before income taxes	8.4	5.1	13.3	1.1	14.9	(13.8)	5.4	(5.6)	(13.6)	(21.8)
Income tax provision (benefit)	1.4	1.0	1.9	(0.6)	1.2	(3.2)	(0.2)	(2.2)	(0.7)	(7.9)
Net income (loss)	$7.0	$4.1	$11.4	$1.7	$13.7	$(10.6)	$5.6	$(3.4)	$(12.9)	$(13.9)
______________
(1)Includes revenue based on product category as follows:

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
	(in millions)
Credit cards	$29.2	$28.2	$30.0	$25.0	$36.8	$11.4	$13.3	$16.7	$22.9	$29.9
Loans	9.6	12.5	16.3	16.7	21.7	16.6	22.8	20.2	32.3	32.3
Other verticals	16.2	14.3	15.6	14.7	31.9	18.9	15.2	19.8	34.8	29.4
Total revenue	$55.0	$55.0	$61.9	$56.4	$90.4	$46.9	$51.3	$56.7	$90.0	$91.6

(2)Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
	(in millions)
Research and development	$0.7	$0.9	$0.8	$(0.2)	$0.7	$0.7	$0.8	$0.9	$0.9	$1.5
Sales and marketing	0.2	0.3	0.3	0.4	0.3	0.5	0.4	0.7	0.8	1.5
General and administrative	0.3	0.5	0.4	0.4	0.1	0.7	0.1	0.5	0.6	1.2
Total	$1.2	$1.7	$1.5	$0.6	$1.1	$1.9	$1.3	$2.1	$2.3	$4.2
The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue.

	Three Months Ended
	Mar 31, 2019		Jun 30, 2019		Sep 30, 2019		Dec 31, 2019		Mar 31, 2020		Jun 30, 2020		Sep 30, 2020		Dec 31, 2020		Mar 31, 2021	Jun 30, 2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	7	7	7	7	7	7	7	7	6	7	10	7	10	7	10	7	7	8
Research and development	20	7	21	7	18	7	22	7	14	7	25	7	25	7	24	7	14	16
Sales and marketing	48	7	52	7	44	7	59	7	57	7	78	7	41	7	62	7	76	90
General and administrative	10	7	10	7	9	7	10	7	8	7	14	7	13	7	14	7	10	10
Change in fair value of contingent consideration related to earnouts	—	7	—	7	—	7	—	7	—	7	—	7	—	7	(1)	7	8	1
Total costs and expenses	85	7	90	7	78	7	98	7	85	7	127	7	89	7	109	7	115	125
Income (loss) from operations	15	7	10	7	22	7	2	7	15	7	(27)	7	11	7	(9)	7	(15)	(25)
Other income (expense):
Interest income	1	7	1	7	—	7	—	7	—	7	—	7	—	7	—	7	—	—
Interest expense	(1)	7	(1)	7	—	7	—	7	—	7	—	7	(1)	7	(1)	7	—	—
Other gains (losses), net	—	7	(1)	7	—	7	—	7	1	7	(2)	7	—	7	—	7	—	1
Total other income (expense)	—	7	(1)	7	—	7	—	7	1	7	(2)	7	(1)	7	(1)	7	—	1
Income (loss) before income taxes	15	7	9	7	22	7	2	7	16	7	(29)	7	10	7	(10)	7	(15)	(24)
Income tax provision (benefit)	2	7	1	7	4	7	(1)	7	1	7	(6)	7	(1)	7	(4)	7	(1)	(9)
Net income (loss)	13%	100%	8%	100%	18%	100%	3%	100%	15%	100%	(23%)	100%	11%	100%	(6%)	100%	(14%)	(15%)

The following table provides our Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
	(in millions)
Net income (loss)	$7.0	$4.1	$11.4	$1.7	$13.7	$(10.6)	$5.6	$(3.4)	$(12.9)	$(13.9)
Depreciation and amortization	2.0	2.1	2.5	2.8	3.0	3.3	3.4	5.4	6.2	6.6
Interest expense, net	—	—	—	—	0.1	0.2	0.3	0.3	0.3	0.4
Income tax provision (benefit)	1.4	1.0	1.9	(0.6)	1.2	(3.2)	(0.2)	(2.2)	(0.7)	(7.9)
Other losses (gains), net	—	0.4	0.1	—	(1.0)	1.0	—	0.1	0.1	(1.3)
Loss on impairment and on disposal of assets	0.2	0.4	0.7	—	0.1	—	0.1	—	0.3	—
Change in fair value of contingent consideration related to earnouts	—	—	—	—	—	—	—	(0.8)	7.0	0.7
Deferred compensation related to earnouts	—	—	—	—	—	—	—	—	0.5	0.4
Stock-based compensation	1.2	1.7	1.5	0.6	1.1	1.9	1.3	2.1	2.3	4.2
Acquisition-related expense	—	—	—	—	—	—	1.0	0.6	0.1	—
Adjusted EBITDA	$11.8	$9.7	$18.1	$4.5	$18.2	$(7.4)	$11.5	$2.1	$3.2	$(10.8)

Net income (loss) margin	13%	8%	18%	3%	15%	(23%)	11%	(6%)	(14%)	(15%)
Adjusted EBITDA margin[1]	22%	18%	29%	8%	20%	(16%)	22%	4%	4%	(12%)
______________
(1)Represents adjusted EBITDA as a percentage of revenue.
Quarterly Trends
Revenue
Revenue in each of the quarters in 2019 was higher than revenue in the same quarter of the prior year from an increase in MUU. The slight decrease in revenue in the fourth quarter of 2019 from the third quarter of 2019 was due primarily to seasonal trends in our credit cards business. Revenue in the first quarter of 2020 increased primarily due to an increase in sales and marketing expenses driving an increase in MUU. Revenue in the remaining three quarters of 2020 was lower relative to the first quarter as a result of the economic impacts of the COVID-19 pandemic, which caused fewer financial services partners to market credit cards through our platform due to the economic uncertainty in 2020. Revenue in the third and fourth quarter of 2020 improved relative to the second quarter primarily due to higher consumer demand for mortgage loans in the low interest rate environment. Revenue in the first half of 2021 increased primarily due to the accelerating economic recovery from the COVID-19 pandemic and our increased sales and marketing efforts.
Cost of revenue
On a quarterly basis, cost of revenue generally increased for all periods presented primarily due to higher amortization of capitalized software development cost related to our continued investment in research and development. As a percentage of revenue, cost of revenue was relatively consistent in 2019 and the first quarter of 2020, but increased for the last three quarters of 2020 primarily because costs represented a greater proportion of lower revenue during the COVID-19 pandemic. Cost of revenue as a percentage of revenue for the first half of 2021 decreased primarily due to higher revenue.

Research and development expense
On a quarterly basis, research and development expense generally increased for most quarters presented primarily driven by increased personnel-related expenses and allocated overhead due to increased headcount. Research and development expense as a percentage of revenue remained generally consistent in both 2019 and 2020, with the exception of the first quarter of 2020 and the first half of 2021, when we experienced an increase in revenue in the respective quarters.
Sales and marketing expense
On a quarterly basis, sales and marketing expense generally increased throughout 2019 and the first quarter of 2020, but decreased for the last three quarters of 2020 as we substantially decreased marketing efforts in response to the COVID-19 pandemic. Sales and marketing expense in the first half of 2021 increased as we increased both brand and performance marketing as the COVID-19 headwinds continued to subside in 2021. Sales and marketing expense as a percentage of revenue fluctuated in each period presented primarily due to the timing of our brand marketing to increase our brand awareness.
General and administrative expense
On a quarterly basis, general and administrative expense has generally increased sequentially, primarily attributable to higher levels of professional and consulting service fees, acquisition-related expenses and personnel-related costs resulting from increased headcount to support growth in our business.
Income tax provision (benefit)
On a quarterly basis, income tax provision (benefit) as a percentage of revenue remained relatively consistent in 2019, with the exception of the fourth quarter during which we recognized an income tax benefit related to the release of reserves for uncertain tax positions due to expiration of the statute of limitations. Our quarterly income tax provision (benefit) fluctuated in 2020 and the first half of 2021 primarily due to fluctuations in our income (loss) before taxes and excess tax benefits related to stock-based compensation. Additionally, in the first half of 2021, we recognized income tax expense related to nondeductible contingent consideration.
Adjusted EBITDA
On a quarterly basis, adjusted EBITDA has generally fluctuated based on our net income (loss) and our level of investment in growth initiatives including through acquisitions, as most significantly reflected in our depreciation and amortization expense, stock-based compensation expense and, for the first quarter of 2021, the change in fair value of contingent consideration related to earnouts.
Liquidity, Cash Flows, and Obligations
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through cash generated from operations and, to a lesser extent, sales of our common and preferred stock, and borrowings under our credit facilities. As of December 31, 2019 and 2020, we had cash and cash equivalents of $67.6 million and $83.4 million, respectively. As of June 30, 2021, we had cash and cash equivalents of $41.1 million.
Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, research and development, and capital expenditures.
During the six months ended June 30, 2021, we repurchased Class F common stock for $12.4 million and Series A redeemable convertible preferred stock for $2.1 million. Additionally, we paid $2.4 million for option cancellations with a member of our board of directors and an affiliated entity. We also received proceeds from exercised stock options, increasing cash by $5.8 million. A lease signed in April 2021 for the sublease of new office space in San Francisco which is expected to commence in the fourth quarter of 2021 will also cost up to $0.2 million per month. For the year ended December 31, 2019, there was an inflow of $31.4 million cash from operating activities, which was offset by $14.8 million of cash used in investing activities. For the year ended December 31, 2020, there was an inflow of $15.4 million cash from operating activities and $54.3 million from a primary stock issuance of Class A common stock, which was offset by $55.4 million used in investing activities, of which $36.7 million was spent on business combinations. In order to grow our business, we intend to increase our personnel and related expenses and to make significant investments in our business. The timing and amount of these investments will vary based on our financial condition, the rate at which we add new personnel and the scale of our development, as well as the extent and duration of the COVID-19 pandemic and its impact on the macro-economic environment. Many of these investments will occur in advance of our experiencing any direct benefit from them, which could negatively impact our liquidity and cash flows during any particular period and may make it difficult to determine if we are effectively allocating our resources. However, we expect to fund our operations, capital expenditures and other investments principally with cash flows from operations, and to the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand to satisfy those needs.
We believe our current cash and cash equivalents, future cash flow from operations, and access to our credit facility will be sufficient to meet our ongoing working capital, capital expenditure and other liquidity requirements for at least twelve months from the date of this filing. If necessary, we may borrow up to $100 million under a credit agreement with Silicon Valley Bank and certain other lenders, subject to borrowing conditions. We had outstanding debt of $5.0 million outstanding under a prior credit facility as of December 31, 2019 and no outstanding balance on our current facility as of December 31, 2020 or June 30, 2021. Our current facility contains certain financial and non-financial covenants. We were in compliance with all covenants as of December 31, 2020 and June 30, 2021. For additional information on these covenants, refer to Note 7 – Debt in the notes to the accompanying consolidated financial statements.
Our future capital requirements may vary materially from those planned and will depend on certain factors, such as our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. We cannot provide assurance that additional financing will be available at all or on terms favorable to us.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Net cash provided by (used in) operating activities	$31.4	$15.4	$8.6	$(18.1)
Net cash used in investing activities	(14.8)	(55.4)	(9.5)	(10.8)
Net cash provided by (used in) financing activities	(1.4)	55.7	4.6	(13.5)
Effect of exchange rate changes on cash and cash equivalents	—	0.1	—	0.1
Net increase (decrease) in cash and cash equivalents	$15.2	$15.8	$3.7	$(42.3)
Operating activities
For the six months ended June 30, 2020, cash provided by operating activities was $8.6 million. The primary factors affecting our operating cash flows during the period included net income of $3.1 million, adjusted for non-cash charges of $11.8 million and net cash outflow of $6.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $6.3 million in depreciation and amortization, $3.0 million in stock-based compensation and $3.3 million in non-cash lease costs. The net cash outflow from changes in operating assets and liabilities was primarily due to a $3.5 million decrease in accrued and other current liabilities due to a decrease in accrued marketing expenses, and a $3.5 million decrease in operating lease liabilities primarily from lease payments, partially offset by a $3.7 million increase in accounts receivable due to an increase in revenue.

For the six months ended June 30, 2021, cash used in operating activities was $18.1 million. The primary factors affecting our operating cash flows during the period included net loss of $26.8 million, adjusted for non-cash charges of $20.5 million and net cash outflow of $11.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $12.8 million in depreciation and amortization, $7.7 million in change in fair value of contingent consideration related to earnouts, $6.5 million in stock-based compensation, and $3.8 million in non-cash lease costs. These changes were partially offset by $9.2 million in deferred taxes and $1.2 million in other gains, net. The net cash outflow from changes in operating assets and liabilities was primarily due to a $17.6 million increase in accounts receivable due to an increase in revenue, a $4.2 million decrease in operating lease liabilities primarily from lease payments, and a $4.3 million increase in prepaid expenses and other assets due to an increase in contract assets and prepaid software. These changes were partially offset by a $14.2 million increase in accrued and other current liabilities due to an increase in accrued marketing expenses.
For the year ended December 31, 2019, cash provided by operating activities was $31.4 million. The primary factors affecting our operating cash flows during the period included net income of $24.2 million, adjusted for non-cash charges of $23.5 million and net cash outflow of $16.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $9.4 million in depreciation and amortization, $0.2 million from loss on disposal of assets, $1.1 million in impairment of capitalized software development costs, $0.5 million of loss on in the remeasurement of the embedded derivative in long-term debt, $5.0 million in stock-based compensation, $1.4 million in deferred taxes, and $6.3 million in non-cash lease costs. These changes were partially offset by a $0.4 million in non-cash amortization of debt premium. The net cash outflow from changes in operating assets and liabilities was primarily due to a $12.9 million increase in accounts receivable due to an increase in revenue, a $0.7 million increase in prepaid expenses and other assets due to an increase in contract assets and prepaid software, offset by a decrease in prepaid income tax, a $0.3 million decrease in accounts payable, a $6.2 million decrease in operating lease liabilities primarily from lease payments during the period, and a $1.3 million decrease in other liabilities due to the elimination of deferred rent upon adoption of Topic 842. These changes were partially offset by a $5.1 million increase in accrued and other current liabilities due to an increase in accrued marketing expenses.
For the year ended December 31, 2020, cash provided by operating activities was $15.4 million. The primary factors affecting our operating cash flows during the period included net income of $5.3 million, adjusted for non-cash charges of $22.8 million and net cash outflow of $12.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $15.1 million in depreciation and amortization, $0.2 million in impairment of capitalized software development costs, $0.1 million of loss on in the remeasurement of the embedded derivative in long-term debt, $6.4 million in stock-based compensation, and $6.8 million in non-cash lease costs. These changes were partially offset by $0.4 million in non-cash amortization of debt premium, $0.8 million in change in fair value of contingent consideration related to earnouts, and $4.6 million in deferred taxes. The net cash outflow from changes in operating assets and liabilities was primarily due to a $4.8 million increase in prepaid expenses and other assets, a $5.3 million decrease in accrued and other current liabilities due to a decrease in accrued marketing expenses, a $7.1 million decrease in operating lease liabilities primarily from lease payments during the period, and a $0.1 million decrease in other liabilities due to an increase in deferred payroll taxes. These changes were partially offset by a $1.0 million decrease in accounts receivable and a $3.6 million increase in accounts payable related to an increase in marketing expenses.
Investing activities
For the six months ended June 30, 2020, cash used in investing activities was $9.5 million, which consisted of capitalization of software development costs of $8.6 million and purchases of property and equipment of $0.9 million.
For the six months ended June 30, 2021, cash used in investing activities was $10.8 million, which consisted of capitalization of software development costs of $10.4 million and purchases of property and equipment of $0.4 million.
For the year ended December 31, 2019, cash used in investing activities was $14.8 million. The primary factors affecting our investing cash flows during the period included capitalization of software development costs of $14.1 million and purchase of property and equipment of $0.7 million.

For the year ended December 31, 2020, cash used in investing activities was $55.4 million. The primary factors affecting our investing cash flows during the period included business combinations of $36.7 million, capitalization of software development costs of $17.4 million, and purchase of property and equipment of $1.3 million.
Financing activities
For the six months ended June 30, 2020, cash provided by financing activities was $4.6 million. The primary factor affecting our financing cash flows during the period was proceeds of $5.1 million from the exercise of stock options.
For the six months ended June 30, 2021, cash used in financing activities was $13.5 million. The primary factors affecting our financing cash flows during the period included $12.4 million of cash used to repurchase Class F common stock from our chief executive officer, $2.1 million of cash used to repurchase Series A preferred stock from a member of our board of directors, $1.4 million of cash used as consideration for the cancellation of stock options, and $1.0 million of tax payments made related to net-share settlement on restricted stock units (RSUs). Cash used was partially offset by proceeds of $5.8 million from the exercise of stock options.
For the year ended December 31, 2019, cash used in financing activities was $1.4 million. The primary factors affecting our financing cash flows during the period included proceeds of $1.7 million from the exercise of stock options offset by $2.3 million of cash used to repurchase Class A common stock and $0.8 million of cash used as consideration for the cancellation of stock options.
For the year ended December 31, 2020, cash provided by financing activities was $55.7 million. The primary factors affecting our financing cash flows during the period included net proceeds of $54.3 million from the issuance of Class A common stock, and proceeds of $8.4 million from the exercise of stock options. Proceeds were partially offset by $5.0 million of principal repayments made on our credit facility, $1.2 million of repurchases of Class A common stock, $0.4 million of consideration for the cancellation of stock options and $0.4 million of tax payments made related to net-share settlements on RSUs.
Off-Balance Sheet Arrangements
Up to and including the six months ended June 30, 2021, we have not had any relationships with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Contractual Obligations and Commitments
Our principal contractual commitments consist of obligations under operating leases for real estate facilities and general office equipment, and our obligation under our long-term debt. Our long-term debt consists of promissory notes totaling $28.5 million. The notes bear interest at a rate of 4.2922% and mature in January 2026. In the event of a deemed liquidation event or initial public offering while the notes remain outstanding, we must repay the notes in an amount equal to the outstanding principal plus an unpaid accrued interest, to the extent there are proceeds available after payment of senior obligations. The following table summarizes our consolidated principal contractual cash obligations, as of December 31, 2020 for the periods presented below:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in millions)
Operating lease commitments(1)	$8.0	$2.2	$2.4	$4.5	$17.1
Long-term debt	—	—	—	28.5	28.5
Total(2)	$8.0	$2.2	$2.4	$33.0	$45.6
______________
(1)Consists of future non-cancelable minimum rental payments under operating leases for our real estate facilities and general office equipment.
(2)The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see Note 11– Income Taxes in the notes to the accompanying consolidated financial statements.
Additionally, a lease signed in April 2021 for the sublease of new office space in San Francisco which is expected to commence in the fourth quarter of 2021 will cost up to $0.2 million per month.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting policies as provided within U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.
The accounting policies we believe to be most critical to understanding our financial condition and results of operations are discussed below. For a comprehensive list of all significant accounting policies refer to Note 1 – The Company and its Significant Accounting Policies in the notes to the accompanying consolidated financial statements.
Revenue Recognition
We recognize revenue from fees paid by our financial services partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangements. Services are generally transferred to the customer at a point in time and the performance obligation is a series of distinct actions, leads, or clicks.
For some of our arrangements, under ASC 606 (Revenue from Contracts with Customers) our contractual right to fees is not contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. As a result, the transaction price is considered variable and an estimate of the constrained transaction price is recorded as revenue when the match occurs, subject to a constraint. Constrained revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. After our initial estimate and constraints are made, we reassess our estimates and constraints at the end of each reporting period. Various factors are analyzed to estimate the constrained revenue, including historical approval rates and historical time between when a consumer request for a financial product is delivered to a financial services partner and when the financial product is approved by such financial services partner.

Valuation of Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. We have one reporting unit. We test goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. As a result of the goodwill impairment assessment in 2019 and 2020, we determined that it was not more likely than not that the fair value of its single reporting unit was less than its carrying amount. As such, goodwill was not impaired during the years ended December 31, 2019 and December 31, 2020, or the six months ended June 30, 2021.
We evaluate intangible assets and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. If the carrying amount of an asset group is not recoverable, an impairment loss is recognized if the carrying amount exceeds the fair value of the asset group. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in future impairment charges.
Contingent consideration
We have recorded contingent consideration in connection with certain business combinations that require us to pay cash consideration to the seller upon achievement of certain metrics during the years ending December 31, 2021 and 2022. We record the fair value of contingent consideration at the date of the acquisition and measure it using unobservable, Level 3 inputs, due to the absence of quoted market prices. Subsequent to the acquisition date, at each reporting date, the contingent consideration liability is remeasured to fair value with changes in fair value recorded in operating expenses, net on the consolidated statement of operations. We value contingent consideration using a Monte Carlo simulation model, which requires critical estimates to be made, including projected financial information, market volatility, risk-adjusted discount rates and timing of contractual payments. Changes in any one of these inputs may result in a significantly different fair value of the contingent consideration.
Deferred Tax Asset Valuation Allowances
As part of fulfilling the requirement to reduce the measurement of deferred tax assets that are not expected to be realized, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. In assessing the adequacy of recognized valuation allowances, we consider all available evidence to estimate if sufficient taxable income will be generated in the future to utilize the existing deferred tax assets by jurisdiction. This consideration includes a variety of factors such as historical and projected future taxable income and prudent and feasible tax planning strategies.
As of June 30, 2021, we had net deferred tax assets of $13.2 million for which we had not recorded a valuation allowance. Our judgment regarding the likelihood of realization of these deferred tax assets could change in future periods, which could result in a material increase in our income tax provision in the period of change.

Stock-Based Compensation
Prior to completion of this offering, as our common shares were not listed on a public marketplace, the calculation of the fair value of our common shares was subject to a greater degree of estimation in determining the basis for share-based awards that were issued. Given the absence of a public market, we were required to estimate the fair value of the common shares at the time of each grant.
Stock Options
We have granted stock-based awards consisting primarily of stock options and RSUs to employees and non-employees. We estimate the grant date fair value of stock options granted to employees and nonemployees using the Black-Scholes option-pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically the vesting period of the respective awards. We recognize forfeitures as they occur for equity awards with only a service condition, rather than estimate expected forfeitures.
The Black-Scholes-Merton option-pricing model considers several variables and assumptions in estimating the grant date fair value of stock-based awards. These assumptions include:
•Fair Value of Class A Common Stock—Because our Class A common stock is not yet publicly traded, we must estimate the fair value of our Class A common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our Class A common stock as discussed in “Common Stock Valuations” below.
•Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We estimate the expected term based on the simplified method.
•Expected Volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our Class A common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.
•Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock option award.
•Expected Dividend—We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.
Restricted Stock Units
The fair value of RSUs is estimated based on the fair value of our Class A common stock on the date of grant. The fair value of RSUs that are expected to vest is recognized as compensation expense over the requisite service period.
Common Stock Valuations
Prior to this offering, given the absence of a public trading market for our Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our Class A common stock underlying the stock options and RSUs, including:
•contemporaneous valuations of our Class A common stock by an independent valuation specialist;
•the prices at which others have sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our Class A common stock;
•our financial condition, results of operations, and capital resources;
•the industry outlook;
•the fact that option and RSU grants have involved rights in illiquid securities in a private company;
•the valuation of comparable companies;
•the lack of marketability of our Class A common stock;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation, unemployment, interest rate environment, and global economic trends.
To determine the fair value of our Class A common stock, we first determined our enterprise value and then allocated that enterprise value among the various classes of our equity securities. Our enterprise value was estimated using two generally accepted approaches: the income approach and the market approach. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing us to a group of our peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company.
In addition, we also considered any secondary transactions, including third party tender offers, involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our Class A common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our Class A common stock.
For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our Class A common stock as reported on the date of grant.
Recently Issued and Adopted Accounting Pronouncements
For information on recent accounting pronouncements, see Note 1 – The Company and its Significant Accounting Policies in the notes to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.
Foreign Currency Exchange Risk
Most of our revenue is generated in U.S. dollars, with the remainder generated in British pounds sterling. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S. and UK. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financial statements for the years ended December 31, 2020 and 2019 or for the six months ended June 30, 2021. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Interest Rate Risk
Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments in money market instruments and U.S. government securities. We had cash and cash equivalents of $83.4 million and $41.1 million as of December 31, 2020 and June 30, 2021, respectively. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio.
We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates due to changes in the fair market value of our portfolio. However, changes in market interest rates could adversely impact our business, financial condition and results of operations. For additional information, see the sections titled “Risk Factors—Risks Related to Our Industry and the Consumer Finance Economy.”
In addition, future borrowings on our line of credit would be subject to changes in interest rate.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS
Overview
NerdWallet provides trustworthy financial guidance to consumers and SMBs.
Our mission is to provide clarity for all of life’s financial decisions.
Our vision is a world where everyone makes financial decisions with confidence.
At NerdWallet, we empower consumers—both individual consumers and SMBs—to make smarter financial decisions with confidence via our digital platform. Technology has changed the way consumers manage their financial lives, making them more comfortable with comparing and shopping for financial products online. This change has accelerated with the dramatic growth in companies offering innovative financial products. At NerdWallet, we are leveraging this transformation to democratize access to trustworthy financial guidance—ultimately helping to improve the financial well-being of consumers and the financial services industry as a whole. As the financial services industry becomes more fragmented and complex, our value proposition as a trusted, independent platform for consumers increases.
We deliver guidance to consumers through educational content, tools and calculators, product marketplaces and the NerdWallet app. Our platform delivers unique value across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans, and has grown to include the UK and Canadian markets, with plans for further international expansion. Across every touchpoint, the cornerstone of our platform is our consumers’ trust in the independent, objective and relevant guidance we provide, free of charge.
This trusted guidance has helped us build a large, loyal and well-informed audience of consumers who turn to us as a resource for many of their money questions and to shop for the best financial products for them. We then use machine learning to present personalized options using aggregated and scalable information. As a result, we have become an attractive partner for financial services providers wanting access to high-value consumers—consumers who might not otherwise trust these financial services providers’ recommendations because their guidance is inherently biased toward their own products.
By operating at the intersection of consumers and financial services providers, NerdWallet drives value for both. Through our platform, our financial services partners can reach a substantial audience—we had 21 million MUUs per month on average in the first half of 2021. After doing research on our platform, these consumers are better informed about the financial decision they’re about to make and often primed and ready to transact. When consumers are more informed about their financial decisions, they make the appropriate decisions for their needs with confidence, increasing their lifetime value to financial services providers as customers. We have also received feedback from our financial services partners that our users’ approval rates can be significantly higher than those applying through other channels. Plus, as consumers’ smart money moves expand their options, they are eager to explore additional opportunities and products they are now eligible for, driving further demand for NerdWallet’s financial services partners. To meet the standards of more informed consumers, financial services providers in turn must engage in healthy competition for consumer mindshare and develop better financial products, further improving the outcomes for consumers.
NerdWallet’s ability to serve consumers and financial services providers hinges on our position as an independent, unbiased resource. The core strength of our platform is the trust that we build with consumers and the tailored and personalized recommendations we deliver via our data science models. Our consumer-first values and consumer-centric mission permeate everything we do and have been key to building and maintaining trust—it’s the “consumer, company, team, self” value that guides our decision making and product development. Across the company, Nerds engage every day with our values and mission to democratize trusted, accessible guidance and tools, leveling the playing field for everyone.

These values will benefit us over the long-term as we build on our leadership as the place consumers turn to first for financial guidance. Already, we have massive, top-of-funnel reach. By adhering to our consumer-first value, we will not only empower consumers to make better financial decisions, but also help our financial services partners more effectively find new customers well-suited to their products.
For the fiscal years ended December 31, 2019 and 2020, our revenue was $228.3 million and $245.3 million, respectively, representing year-over-year growth of 7%. For the six months ended June 30, 2020 and 2021, our revenue was $137.3 million and $181.6 million, respectively. We generated net income of $24.2 million and $5.3 million for the fiscal years ended December 31, 2019 and 2020, respectively, and net income (loss) of $3.1 million and $(26.8) million for the six months ended June 30, and 2021, respectively.
Industry Trends in our Favor
Many trends are transforming the way consumers and SMBs manage their finances and several of these trends accelerated during the COVID-19 pandemic creating tailwinds in our industry.
Consumers Manage Their Lives Digitally, and Financial Wellness is at the Forefront of This Change
Increasingly, we use a digital-first approach to managing our lives: we manage appointments, book vacations, plan events, and shop using apps and this has been especially true in the wake of the COVID-19 pandemic. During the past several years, this digital-first approach has also permeated personal finance with consumers expecting to have the ability to manage all aspects of their financial wellness online. To meet this consumer demand, traditional financial services providers have established digital interfaces and are continually adding new functionality. At the same time, successful fintech companies are proliferating and setting new standards for digital experiences. These new players are responding to changing consumer expectations by disrupting nearly every aspect of personal finance and offering a wide range of faster, better and cheaper digital services, continually altering the competitive landscape. By focusing on distinct personal financial products, fintech companies have unbundled personal finance and have provided value that conventional financial services providers cannot, often improving and expanding consumers’ choices and therefore, overall financial wellness.
Consumers Are Inundated With Choice and Complexity, but Unbiased Financial Guidance is Difficult to Find
While digital access and an increasing number of fintech companies are making it easier to invest, make payments and even take out a loan, the explosion of market participants also makes it increasingly difficult and time consuming for consumers to sift through all of the options to determine which product is best suited to their personal financial needs.
Financial products and services are complex and consumers are seeking ways to compare and better understand their options. Many consumers do not have a trusted financial advisor to help them navigate this complexity and instead seek advice online. Unfortunately, finding trustworthy financial guidance online can be challenging. Fees are not always transparent, there is not a standard route to achieve financial literacy and creative marketing can leave consumers feeling overwhelmed. In 2021, only 59% of adults in the United States received a passing score on the National Financial Literacy Test.
Consumers Want to Know They’ve Made the Right Choice in Their Financial Lives
Consumers want to take control of their financial well-being, ensure they’re getting the right deal, understand exactly what they’re signing up for and have confidence in their decisions. This desire to understand and feel well-informed about finances is prevalent across all generations. Even among the newest Gen Z consumers, many of whom may not have much experience with personal finance or even own a credit card, 89% surveyed in a 2021 Tallo study said that it’s a priority for them to learn about personal finance and 75% are interested in taking personal finance classes.

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Our Platform
We have developed a consumer-first platform that empowers consumers and SMBs to make well-informed financial decisions at the right time and with confidence. The cornerstone of our platform is consumer trust in the independent, objective, and relevant guidance we provide, free of charge. Given it is incredibly difficult for any one person to be deeply knowledgeable across all areas of personal finance, we have a 100+ person editorial team that functions as the “brains” behind our guidance. Our writers and editors, who have joined us from notable publications including Bloomberg and The Wall Street Journal, cover specific verticals day in and day out, and, as a result, are deeply knowledgeable about the financial areas they cover, producing high-quality and award-winning guidance. For example, Liz Weston, a certified financial planner, is one of our subject matter experts covering topics including credit score, debt management, and retirement spending. She has worked at the Los Angeles Times, MSN, Reuters and literally wrote the book on how to improve your credit score. The work of writers like Liz, and of our editorial team as a whole, is not only a key reason consumers trust our brand and turn to us for many of their financial questions, it is also the foundation of our personalized guidance and our “nudges.” The guidance developed by our editorial team is codified by our product team to create the insights surfaced across our platform. It’s through this unique combination of human-powered guidance and machine learning capabilities, that we can provide consumers with high-quality and personalized insights.
This trusted guidance has enabled us to build a large, well-informed audience, many of whom are ready to transact. Accordingly, we have become an attractive partner for financial services providers wanting to reach these high value consumers. Today, our platform stretches across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.

Our platform aligns the interests of consumers and SMBs seeking financial guidance and products with the financial services providers that offer these products. A successful initial experience often leads to follow-up activity on our platform and we believe it also leads to higher customer lifetime value for the financial services providers. This alignment of interests, enabled by our unbiased and trusted guidance, benefits consumers, the financial services partners and NerdWallet.
We built NerdWallet with the following key assumptions:
•Everything starts with trust;
•Consumers have an unmet need for unbiased guidance to inform their financial decisions; and
•There is a compelling opportunity to use data to personalize and automate guidance at scale.
Starting with these assumptions, we offer the following benefits to consumers and to our financial services partners.
Benefits of Our Platform for Consumers and SMBs
Our platform is designed to empower consumers and SMBs to gain clarity about their financial decisions, help them make optimal decisions and instill them with a sense of confidence in their choices. We accomplish this by:
•Providing Comprehensive Guidance with an Independent, Unbiased Editorial Team. We build trust by offering guidance that is credible, consistent and grounded in our consumer-first values. We establish credibility with financial product reviews and content that cover a myriad of topics, developed by our editorial team which is not influenced by monetization. One of our core values is “consumer, company, team, self.” Consistent with that value, we uphold rigorous editorial standards, and all of our articles, reviews and recommendations are written by our independent editorial team. The value of our brand and long-term relationships with consumers are more important to us than any short-term benefit we may derive from any transaction conducted on our platform. We believe that the result of this approach is the direct, ongoing, trusted relationship we have with our users.
•Using Simplicity and Transparency to Enable Well-Informed Decisions. We write our articles to appeal to everyone, ranging from the casual reader to someone looking to understand more complex details on a topic. Regardless of the consumer need, we bring a level of clarity to help consumers make sense of even the most complex financial topics. Our content is delivered in a variety of digestible formats, and our comparisons provide transparency on both price and features, given that a particular financial product may appeal to different consumers for different reasons. For example, while some consumers may be looking for the lowest interest rate on a credit card, others may never plan to carry a balance and instead may be looking for the best cash back or rewards offering.
•Acting as a Trusted Guide and Navigator, Providing Personalized Guidance. Democratizing access to financial guidance is only half of our vision; the other half is to make it frictionless for consumers to make financial decisions. We built our platform to appeal to both consumers looking to “do it themselves,” as well as those looking for more support managing their financial well-being. We make it easy for our Registered Users to stay on top of their money by centralizing many of their product decisions in one place. Consumers can get a holistic view of their finances, and hone in on specific details about their spending and saving patterns across accounts. By combining insights from our award-winning editorial team with our machine learning capabilities, we are able to recommend smart money moves via contextual “nudges.” As a result, we have become a one-stop-shop for consumers to track, manage and plan their financial futures.
•Providing Comprehensive Coverage Across Major Financial Verticals. Today, we have financial services partners in eight financial verticals: credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We partner with over 400 organizations, from the largest financial services providers to the most disruptive startups. This comprehensive coverage shows consumers who may be seeking guidance in one area, such as credit cards, the expertise that we provide in other relevant verticals like renters insurance and deposit accounts. Our guidance, however, is not limited to areas with existing partner relationships or those that we monetize. We quickly adapt to the evolving financial interests of consumers and can easily add coverage in new areas. Specifically, during the COVID-19 pandemic, we added a COVID hub that covered topics such as paycheck protection program (PPP) loans and their forgiveness, unemployment benefits, coverage of debt relief packages (e.g. student loan forbearance), life insurance and personal loans.

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Benefits of Our Platform for Our Partners
We bring our financial services partners well-matched and well-informed consumers. These consumers also frequently have desirable characteristics—they have higher credit scores and maintain higher levels of investable assets—making them highly attractive for our financial services partners. We have received feedback from financial services partners that our users’ approval rates can be significantly higher than those applying through other channels. Benefits that we provide to our financial services partners include:
•Huge Audience and Reach, with an Average of 21 Million Consumers Turning to the Nerds This Year. During the first half of 2021, we hosted an average of 21 million MUUs, up 23% from the first half of 2020. We also over-index on attracting consumers with high credit scores who are inundated with choices and seek an independent third party to help them find the right product for their distinct needs. These individuals receive many offers for financial products because they are often the most attractive customers for financial services providers as they tend to drive long-term value. We believe we drive strong conversion both on and off our platform. For example, tracking tests with our financial partners in our credit cards vertical have shown that on average, for every transaction that happens through NerdWallet, one or more additional transactions with a user occur with the partner as a result of the user previously engaging with our platform. This encourages our financial services partners to continue promoting their products through NerdWallet, as we are a channel for them to acquire attractive customers.

•Access to Consumers Who Are Ready to Transact. While our expertise and personalized guidance is helpful for consumers at all stages of the financial decision-making process, many of the consumers that use NerdWallet are already poised to make a transaction, using NerdWallet as the final check. For our financial services partners, this leads to more engaged potential customers, who have a better understanding of our partners’ products than the average customer. We believe that these high-quality matches can result in higher customer lifetime values for our partners. In addition to providing our financial services partners with attractive potential customers, we do so just as consumers’ purchase intent is the highest. Because of this, some financial services partners choose to market special or unique offers first or only through NerdWallet. For example, Discover digitally re-introduced their balance transfer product exclusively on NerdWallet for a one month period in February 2021.
•Positive Brand Association. All of our articles, reviews and recommendations are written by our independent editorial team, and because of this, we believe consumers trust our assessment of the financial services and products offered on our platform. As a result, we believe that our financial services partners greatly benefit from placement on our Best-of Awards lists, in our reviews and within other NerdWallet content. In fact, 60% of the financial services providers who won a Best-of award in 2020 have promoted their designation in their own marketing efforts.
•Exposure to Consumers Seeking a Broader Range of Financial Products. Given the breadth of our expertise, consumers are able to use our platform for multiple facets of their financial well-being beyond their initial transactions. Through the wide range of guidance that we offer, consumers are exposed to relevant products outside of the one they are researching at a given time. For example, a consumer researching credit cards may see a relevant article regarding mortgages, then remember that article when they are in the market for a mortgage at a later date. As a result, consumers are exposed to our financial services partners’ products at various points in their financial journey, increasing the value of our platform both to consumers and financial services partners.
Our Strengths
We have five core strengths that provide us with a competitive advantage:
•Trusted Platform for Consumer and SMB Financial Guidance. We believe our strategy of optimizing guidance for the consumer, as opposed to transactions per consumer, will benefit us over the long-term as we build on our leadership as the go-to destination platform for financial guidance. We have maintained an unwavering commitment to providing consumers with free and trusted financial guidance for over a decade, including unbiased recommendations and decision-making tools. Additionally, approximately 73% of all traffic to NerdWallet in the trailing twelve months as of June 30, 2021 came from direct or unpaid traffic sources, further demonstrating the value of our brand, organic marketing efforts and strategy.
•Massive Top-of-the-Funnel Reach. The foundation of our platform is a direct, consumer-first approach, combined with deep domain expertise. This drives superior brand awareness and traffic to our platform. During the first half of 2021, we hosted an audience comprised of an average of 21 million MUUs, up 23% from the first half of 2020. Our platform delivers financial product reviews and decision-making tools across a broad range of topics to consumers, free of charge. This approach powers large-scale traffic acquisition capabilities at the top of the funnel in both unpaid and paid channels.
•Unique Breadth of Financial Offerings Under One Brand. We are a one-stop destination for consumer and SMB financial guidance, covering credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. This makes it easy for consumers to compare solutions from a wide array of providers across multiple products to meet their diverse needs. As a result, we experience a high level of engagement and repeat activity on our platform. We do not offer our own financial products, but instead surface offers from hundreds of top-quality financial services providers. Therefore, we remain a trusted source of information and insight for consumers and are complementary, not competitive, with our financial services partners.

•Founder-Led Management Team Focused on Continual Innovation and Capital Efficiency. Our co-founder and Chief Executive Officer, Tim Chen, started NerdWallet in 2009 to bring clarity to all of life’s financial decisions. We grew to approximately $44 million of revenue in 2014 with no outside equity capital. Subsequently, we have increased revenue at a compound annual growth rate (CAGR) of 33% per year from 2014 to 2020, while averaging less than 4% of equity dilution per year. Today, we continue to maintain a mindset of capital and financial discipline balanced with growth-oriented investing.
•Platform That Drives and Benefits from Strong Network Effects. As more consumers use our platform and engage with our extensive financial guidance and tools, our consumer and transaction database grows and our product recommendations yield higher success rates. This increases user satisfaction, converting more users into Registered Users and improving repeat user rates. As we apply machine learning to match more high-quality consumers with products and services, our platform becomes increasingly valuable to financial services partners, too. This, in turn, attracts new partners and new financial products to the platform. More partners and more products serve to further increase the success rates of consumers using our platform, all of which drives our growth. This creates a unique value proposition for all constituents in our ecosystem, making our platform more valuable.

Massive Top-of-Funnel Reach
More Consumer Data
High Quality, Personalized Guidance
Increased Consumer Engagement & Trust
nerdwallet

Our Growth Strategies
We intend to continue investing in and leveraging our key strengths to expand our business:
•Grow Our Traffic and Increase Engagement. We are focused on growing the traffic and engagement on our platform, as well as increasing our number of Registered Users, who have a lifetime revenue value five times greater than our non-registered users and more than twice the transactions and sessions, on average. In the first half of 2021, we had an average of 21 million MUUs, an increase of 23% compared to the first half of 2020. Since 2016, we have started converting unique users into Registered Users that utilize our consumer decisioning tools and increased machine learning functionality. We had over 5.5 million Registered Users as of December 31, 2019, 8 million Registered Users as of December 31, 2020 and over 9 million Registered Users as of June 30, 2021. We will continue to invest in building efficient and scalable technical capabilities to deliver personalized guidance and nudge consumers, at the right time, to take action based on our advice. With better machine learning, we believe our recommendations and contextual nudges will encourage repeat engagement and user registration on our platform.
•Grow Within Existing and New Verticals. Our brand is a natural extension as we land and expand by adding capabilities within our existing verticals and by entering new verticals to provide a broad range of tools for consumers. By improving the quality of our guidance within existing verticals, we believe we can enhance the experience for our users and continue to build recurring revenue streams. For example, in the fourth quarter of 2020, we acquired Fundera, which allows us to both improve our offering for SMBs by providing a human touch during one of their biggest financial decisions and build a deeper relationship to anticipate future needs. Upon integration, we combined NerdWallet's top-of-funnel strength to increase organic SMB traffic by over 30% with Fundera’s monetization strategy, which almost doubled up-front revenue per NerdWallet SMB visit and adds a recurring revenue tail, as 50% of Fundera’s loan revenue in the year prior to acquisition came from existing customers. We can apply this playbook to other existing verticals that have relationship-driven or renewal revenue models. Our approach for new vertical expansion is well-defined—provide trusted content and tools to attract organic traffic, then leverage our brand and marketing expertise to accelerate growth. Our ability to implement this playbook is exemplified by our growth in the mortgages vertical: we have had strong conversion with new and existing consumers in this vertical, growing revenue at a four year CAGR of 143% from 2016 to 2020. Expansion to new verticals allows us to address more of our consumers’ needs and increases our potential for cross-selling, thereby making existing verticals and marketing channels more efficient.
•Expand Geographically. We believe there is significant potential for us to grow the global reach of our platform. Our success in the United States and our strong brand give us a solid foundation to expand into other geographies. Following our 2020 acquisition of Know Your Money (KYM), an online provider of financial guidance and tools in the United Kingdom, KYM was rebranded as NerdWallet UK. By deploying our playbook, organic traffic to the NerdWallet UK site has increased from approximately 10,000 monthly sessions pre-acquisition to approximately 90,000 monthly sessions in the second quarter of 2021. This early proof point has encouraged us to invest in further global expansion.
•Broaden and Deepen our Partnerships with Financial Services Providers. We partner with banks, insurance agencies, financial advisors, loan brokers and other financial services providers. As we deepen our relationships with our financial services partners, our pricing often increases as they see greater value in being matched with the well-informed consumers who use our platform. We will continue to identify new financial services partners, as well as vertical expansion opportunities with existing financial services partners to optimize our platform for consumers.
Our Market Opportunity
We have a substantial market opportunity in the growing global market for financial services. Our comprehensive platform serves a broad set of financial verticals, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.
Our current and primary addressable market opportunity is U.S. financial services digital advertising spend, which is expected to be more than $23 billion in 2021 and has been growing at double digit rates annually, according to eMarketer. Additionally, IDC estimates global financial services advertising spend to be approximately $73 billion in 2021, and we believe that we will be able to increasingly address this global spend as we grow internationally. As digital advertising spend continues to increase as a percentage of overall advertising spend, we expect our addressable market opportunity to grow along with it.
We believe the services provided by financial advisors, insurance agencies, loan brokers and others will increasingly transition online in the coming years, which will expand our addressable market. As a result of this offline-to-online shift, offline sales commission dollars will be reallocated to better align with the growth and importance of digital channels. To illustrate the growth potential of our addressable market, for example, the life insurance industry in 2019 spent $9 billion on advertising, of which $2 billion was digital advertising—yet, $13-$15 billion in commissions were still paid to agencies. As financial services providers modernize their approach to sales commissions and related compensation, we expect that our addressable market opportunity will continue to grow.
Our Product Offerings

CREDIT CARDS | INVESTING | INSURANCE | STUDENT LOANS | MORTGAGE | PERSONAL LOANS | BANKING | SMALL BUSINESS

PRODUCT

LEARN

Discover news, tips and tools to grow more money savvy

- Personal Finance News, Tips, & Tricks
- Personal Finance Guides
- Calculators, Videos, & Podcasts

SHOP

Discover, compare and apply for financial products to know you have the best

- Side-by-side comparisons
- Round-ups & Reviews
- “Best-of” lists

MANAGE

Discover the insights you need to master your money

- Stay on top of your money in one place
- Get the most from your money
- Plan for the future

TECHNOLOGY

RECOMMENDATION ENGINE | CONTENT MANAGEMENT | PARTNER ACCESS | PERSONAL FINANCIAL MANAGEMENT

The NerdWallet platform is designed to empower consumers at every stage of their financial journey through our personalized offerings. Whether consumers have a specific money question, are shopping for the “best” financial product or want to proactively stay on top of their finances, we provide financial guidance to meet their varied needs. We offer guidance across eight verticals: credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.
We believe our unbiased and comprehensive approach to financial guidance and personalized insights provides a competitive advantage for NerdWallet. This advantage will compound as we further expand our product offerings and as we continue to apply the power of machine learning to further refine our personalized insights. To ensure we are able to meet distinct consumer needs and preferences, our financial guidance is delivered in a variety of ways, organized in the following core categories: Learn, Shop and Manage.
Learn
Our mission is to provide clarity for all of life’s financial decisions, and we provide resources that make even the most complicated financial questions and topics simple to understand. The resources consumers can access on our platform include articles, calculators, videos and podcasts. We do this with our award-winning editorial team of Nerds who create and curate NerdWallet’s house views on a wide variety of personal finance topics. Our writers and editors, who have joined us from notable publications including Bloomberg and The Wall Street Journal, cover specific verticals day in and day out, and, as a result, are deeply knowledgeable about the financial areas they cover, producing high-quality and award-winning guidance. This trusted guidance has enabled us to build a large, well-informed audience, many of whom are ready to transact. Accordingly, we have become an attractive partner for financial services providers wanting to reach these high value consumers. Today, our platform stretches across many verticals, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. These capabilities help consumers make educated decisions about financial products, while allowing us to provide our financial services partners with informed consumers ready to transact.
Shop
NerdWallet’s platform and intuitive user interface help consumers find the products that best match their searches, instilling confidence in their financial decisions. Consumers can easily explore available products, filter results according to their specific needs, sort by NerdWallet rating and narrow down their options with the help of various tools, including side-by-side comparisons, “Best-of” lists and financial product reviews. In our credit card and loans verticals, we also offer the ability to personalize our recommendations by matching consumers to the appropriate lender for their unique needs.
Manage
NerdWallet makes it easy for our Registered Users to stay on top of their money by centralizing many of their financial decisions in one place. Consumers can get a holistic view of their finances, and hone in on specific details about their spending and saving patterns across accounts. By codifying insights from our award-winning editorial team, we are able to recommend smart money moves via contextual “nudges” for example, letting consumers know that the improvement in their credit score means that they could qualify for lower auto insurance rates. As a result, NerdWallet has become a one-stop-shop for consumers to track, manage and plan their financial futures.
Our Technology
We built our scalable technology platform to serve both the growing number of consumers searching for financial products digitally and the increasing number of financial service providers looking to reach consumers with the right characteristics for any given product. Additionally, beyond enabling all elements of our consumer “Learn, Shop, Manage” product experience, our technology is key to keeping our platform secure and compliant. The key capabilities and features of our platform include Content Management, Partner Access, Recommendation Engine and Personal Financial Management.
Content Management
Our content management platform leverages structured data components to showcase our financial guidance to consumers at scale. By codifying our editorial team’s house views, we are able to dynamically recommend relevant content using machine learning for consumers seeking guidance and thus increase product matches. Our personalized article recommendations lead to higher click-through rates, ultimately increasing transactions on our platform.
Partner Access
Our platform manages over 400 financial services partners across eight verticals. We have a team focused on ingesting and aggregating data from our financial services partners across our verticals and financial products to surface and apply product details and attributes for matching with consumers. Our partner data ingestion, quality and compliance processes ensures accuracy and scalability across our platform. We are able to onboard new partners quickly with significantly lower partner marketing compliance risk—for example, inaccurate displays of rewards, fees, or interest rates. Our partner platform also includes the ability to integrate prequalification experiences and targeting engines.
Recommendation Engine
Our proprietary recommendation engine uses machine learning to match consumers to financial products and partners that meet their unique needs. Examples include, but are not limited to:
•For credit card products, our approval odds model determines a consumer's likelihood of getting approved, which ultimately saves them time, enables users to avoid unnecessary hard credit checks, and drives stronger conversion rates for our financial services partners.

•For some loans products, we operate a prequalification system that assists consumers through the underwriting process.
Our technology is flexible enough to engage with financial services partners in ways that align with each industry’s unique requirements and business practices.
Personal Financial Management
The logged-in experience for Registered Users serves as a one-stop shop for consumers to track, manage and maximize their finances, all in one place. We analyze first-party data, third-party data from financial account aggregators and credit reports to understand our users’ unique financial situations. Our recommendation engine surfaces insights and actions that users can take to make smart money moves, such as improving their credit scores, maximizing their credit card rewards or earning a higher savings interest rate. Additionally, our credit score predictive modeling can estimate the impact of financial decisions on consumers’ credit scores, thus enhancing the insights and recommendations that we can provide to them.
Security and Privacy
As a consumer-first company that is building a trusted brand, we are both committed and mandated to adhere to the strictest privacy standards. We believe our commitment to data protection and privacy, as well as our superior insights and guidance, are the primary reasons why consumers provide us with personal data on our platform.
We practice a security-first approach to product development, with our security team involved in building our products, features, platforms and infrastructure from the beginning. This approach allows us to build with security as a core requirement rather than treating it as an afterthought. Our security team has a wide range of expertise, from corporate security to network security to application security, giving us the ability to design security into everything that we do, from product development to vendor selection to the tools that we use in our day-to-day work as Nerds.
Marketing
Our marketing function is a critical way we reach and build trust with consumers and is an important growth lever for our business. Our marketing strategy is diversified across brand marketing, organic and performance marketing, customer relationship management and communications. Importantly, these strategies build on and reinforce one another, optimizing for building consumer trust and managing spend efficiently. Brand marketing campaigns, such as “Turn to the Nerds,” which encourage consumers to turn to NerdWallet with all of their money questions, increase awareness and drive top-of-funnel interest, while amplifying the effectiveness of our organic and performance marketing channels. All of our marketing programs and channels are measured by a data-driven media mix model to determine results and effectively allocate marketing investments to drive maximum business impact.
We have a substantial organic and performance marketing presence that drives high-intent traffic. Our organic marketing program leverages our substantial, proprietary body of trusted guidance coupled with expertise in SEO and public relations, to reinforce NerdWallet as a trusted authority in personal finance. Our performance marketing is also highly optimized for profitable revenue growth.
NerdWallet’s editorial team is made up of writers and editors who have worked at publications including Bloomberg and The Wall Street Journal and are deeply knowledgeable about personal finance. Our editorial team provides well-researched guidance across all areas of personal finance and for various stages of consumers’ financial journeys, from basic information about saving for retirement to timely guidance about applying for unemployment to in-depth product reviews. Our high quality content is distributed by approximately 30 news sites such as The Associated Press, and our writers are frequently featured providing guidance in print, online and broadcast media such as The New York Times and Good Morning America, among others.
Our communications team oversees the execution of consumer, product and corporate communications to both reinforce NerdWallet as a trusted brand and support our organic growth strategies by generating considerable media and syndication coverage, particularly for NerdWallet’s consumer finance spokespeople.

We believe our marketing strategy will position NerdWallet as the trusted brand of choice in personal finance, improve traffic acquisition at all levels of the funnel, drive engagement with users, and enable us to scale quickly across new consumer finance verticals and geographies.
Our Culture
NerdWallet’s culture is defined by its vision, a world where everyone makes financial decisions with confidence. We attract people who are passionate about bringing our mission to life and inspired by the possibility of making real change—to brighten futures, ask hard questions, usher in solutions and provide our consumers with clarity and confidence.
Our mission-driven Nerds are the key to our success and the reason we believe we will achieve our mission; they are also one of our most crucial areas of investment. We’re consistently recognized as a Fortune “Best Place to Work” due to our competitive employee benefits, commitment to employee growth and empowerment and a flexible workplace environment. We also infuse Nerdy fun along the way with employee activities like an annual Charity Auction, employee appreciation events like Nerd Love Week, and more. And we’ve embraced a remote-first workplace culture: offering remote-first support like flexible working hours and stipends, reimagining favorite NerdWallet traditions and rethinking employee engagement for a more virtual world. Importantly, our remote-first culture also allows us to reach, attract and retain more diverse talent across all levels of our organization. Attracting and retaining highly skilled, diverse talent is a key component of our burgeoning diversity, equity and inclusion efforts, and is absolutely critical to our success as a business and to fully realizing NerdWallet’s mission. Our Nerdy, mission-driven culture also extends beyond our four walls with investments in our community. We have several employee resource groups to engage our Nerds, including a robust volunteer group, Nerds Pay it Forward, who are active in supporting a variety of organizations and causes. We also recently launched a Corporate Social Responsibility Program focused on advancing equal economic opportunity and are working with community development credit unions to help provide underrepresented communities with access to equitable financial products and services.
At the core of our Nerdy culture are our values. They’re not just words written on a wall or printed on t-shirts, but lived and breathed every day by every Nerd: Consumer, Company, Team, Self; Relentless Self-Improvement; Ownership; Informed Risk Taking; and Open, Candid and Constructive. By living our values and embracing our Nerdiness, our Nerds have propelled us to greater success every year.
Employees and Human Capital
We are focused on attracting, developing and retaining top talent to help drive the growth of our business. We have a strong commitment to building a diverse workforce that reflects our values and the needs of our user base.
During the COVID-19 pandemic we transitioned all of our employees to a remote work environment in order to mitigate the spread of COVID-19 and comply with local shelter in place policies. Subsequently we adopted a new policy that allows for almost all roles to be open to remote employees on an ongoing basis, even if local shelter in place restrictions are lifted. We expect our workforce will continue to operate effectively in this remote work environment, as it has done during the pandemic.
As of June 30, 2021, we had 634 full‑time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.
Competition
We have built a scaled and highly differentiated online platform. We face competition from both online and offline financial guidance providers in four primary categories:
Consumer Personal Finance Guidance
•Financial advisors, agents, and brokers who provide guidance and expertise as part of their offerings;

•Traditional media such as the New York Times, U.S. News & World Report and other print and broadcast media;
•Friends and family, as many consumers consult friends and family for financial guidance; and
•Influencers on social media platforms.
In addition we compete with the following for advertising budgets designated for financial products:
•Financial services providers' own marketing: Financial services providers connect directly through many different channels, digitally (in-app, email etc.) and offline channels (direct mail, printed media etc.);
•Online search engines: Financial services providers spend advertising budgets with online search engines, primarily Google AdWords, as many consumers turn to Google to answer their personal finance questions; and
•Online marketplaces: including Bankrate, Credit Karma, LendingTree, and Zillow.
We believe we compete favorably due to the breadth and depth of our financial guidance, the trust we’ve built with our consumers, and our brand, organic traffic, convenience, and simplicity.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee and contractor non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our skills and the ingenuity of our employees, the quality of our guidance to consumers and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.
We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Our Technology and Intellectual Property—Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.”
Regulation
We market and provide our products and services in heavily regulated industries through a number of different channels across the United States and the UK. As a result, aspects of our business are potentially subject to a variety of U.S. and UK laws and regulations, including:
•The Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act (FCRA), Fair and Accurate Credit Transactions Act of 2003, the Fair Housing Act, the Real Estate Settlement Procedures Act, and similar state laws, all of which place certain restrictions on the manner in which mortgages and other consumer loans are marketed and originated, and some of which impose restrictions on the amount and nature of fees that may be charged to lenders and real estate professionals for providing or obtaining consumer loan requests;
•The Dodd-Frank Wall Street Reform and Consumer Protection Act, which imposes, among other things, a broad prohibition on Unfair, Deceptive and Abusive Acts and Practices (UDAAPs) in connection with consumer financial products and services, limitations on fees charged by mortgage lenders, and requirements related to mortgage disclosures and is enforced by the Consumer Financial Protection Bureau and state regulatory authorities;
•The Federal Trade Commission Act (FTC Act), which, among other things, imposes a broad prohibition on Unfair and Deceptive Acts and Practices in or affecting commerce, and is enforced by the Federal Trade Commission.
•State laws that impose prohibitions on Unfair, Deceptive and Abusive Acts and Practices similar to the Dodd-Frank Act and FTC Act’s prohibitions.
•Federal and State licensing laws;
•Federal and state laws, which impose restrictions on activities conducted through telephone, mail, email, mobile device or the Internet, including the Telemarketing Sales Rule, the Telephone Consumer Protection Act, and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003;
•Federal and state laws relating to offering of credit repair services to consumers, including such laws that impose restrictions on the usage and storage of consumer credit information such as the Credit Repair Organizations Act and the FCRA;
•Federal and state laws and regulations relating to data privacy and security, such as the Gramm-Leach-Bliley Act and the California Consumer Privacy Act (CCPA), which impact how we collect, use, store, share and otherwise process personal information of consumers and other individuals;
•Recent state laws regulating data privacy and security such as the CCPA; and
•Foreign laws and regulations relating to data privacy and security, such as the UK General Data Protection Regulation, the UK Data Protection Act 2018 and the General Data Protection Regulation 2016/679, each of which regulates our collection, processing, disclosure and other use of data relating to identifiable living individuals (personal data).
Facilities
Our corporate headquarters are located in San Francisco, California. We maintain additional offices in New York City and Norwich, UK. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MEET

EMMANUEL BAAKO

IN 2015

Emmanuel Baako found himself in a tight spot financially. He and his wife were expecting their second child, his wife had just gone back to school to get her Masters and the couple had recently purchased a new home. Although Emmanuel and his wife were making a solid combined income, they still found themselves living paycheck to paycheck, so Emmanuel decided to take action. Emmanuel turned to NerdWallet to help him boost his credit score, improve his debt-to-income ratio and generally get on top of his finances.

TODAY

Emmanuel and his now family of five are thriving and have their sights set on larger investment opportunities like real estate. But just because he's doing great, doesn't mean Emmanuel won't nerd out with NerdWallet's calculators from time to time.

> “I WAS A NERDWALLET FANBOY FROM DAY ONE. NERDWALLET PLAYED A ROLE IN GETTING ME AND MY FAMILY TO A MUCH BETTER PLACE FINANCIALLY. I AM VERY GRATEFUL FOR NERDWALLET'S TOOLS AND WHAT I WAS ABLE TO ACHIEVE USING THEM.

MEET

LIZZY STOYLE

IN HER TWENTIES

Lizzy struggled to keep up with all of her expenses. College-related costs added up, spring break trips couldn't be missed, and higher education — critical to advancing in her profession as a college advisor—was pricey.

After landing a job at Carnegie Mellon four years ago, Lizzy finally found herself in a position to get on top of her finances and tackle her debt. So she turned to the Nerds for help, beginning with refinancing her student loans and paying down her debt. Using NerdWallet's content, tools, and mobile app, Lizzy was able to cut her debt in half.

"

FINANCES HAD BEEN A PROBLEM FOR ME THROUGHOUT MY TWENTIES. I DIDN'T REALLY HAVE ANY FINANCIAL TRAINING, I MADE SOME BAD FINANCIAL DECISIONS AND BETWEEN COLLEGE EXPENSES AND GETTING MY MASTER'S, EDUCATION-RELATED COSTS PILED UP. WHEN I WAS FINALLY IN A POSITION TO PAY DOWN MY DEBT AND GENERALLY GET ON TOP OF MY MONEY, I TURNED TO NERDWALLET FOR HELP. I FELT LIKE I COULD TRUST NERDWALLET. IT WAS A GREAT PLACE FOR ME TO LEARN ABOUT MONEY, DO RESEARCH AND GET NEW FINANCIAL PRODUCTS ON MY OWN TIME, COMPLETELY FREE OF JUDGMENT.

MEET

EMANUEL SANTA-DONATO

VP, CAPITAL MARKETS AND LEAD ACQUISITIONS

Better

“

WHEN NERDWALLET’S EDITORIAL TEAM GAVE BETTER A THREE-STAR RATING IT WAS SOUL CRUSHING—WE WERE THIS YOUNG STARTUP AT THE TIME AND THOUGHT WE WERE THE BEST! WHEN WE FINALLY EARNED THOSE FIVE STARS IN 2020, IT WAS A VERY EXCITING MOMENT FOR THE COMPANY ... I IMMEDIATELY EMAILED OUR CEO AND OUR LEADERSHIP TEAM WITH THE GOOD NEWS. WE USE OUR FIVE-STAR REVIEW AND ‘BEST-OF’ BADGE ACROSS A LOT OF MARKETING MATERIALS, AS IT SERVES AS REALLY IMPORTANT EXTERNAL VALIDATION. BETWEEN THE POWER OF NERDWALLET’S TRUSTED BRAND AND THE VALUE OF THE CONSUMERS IT ATTRACTS, WE CONSIDER NERDWALLET A VERY IMPORTANT PARTNER.

MANAGEMENT
The following table sets forth information for our executive officers and directors as of June 30, 2021:

Name	Age	Position
Executive Officers
Tim Chen	38	Chief Executive Officer and Director
Lauren StClair	41	Chief Financial Officer
Kevin Yuann	43	Chief Business Officer
Kelly Gillease	44	Chief Marketing Officer
Non-Employee Directors
Jennifer E. Ceran	57	Director
Lynne M. Laube	51	Director
Thomas Loverro	40	Director
James D. Robinson III	85	Director
Simon Williams	63	Director
Executive Officers
Tim Chen. Mr. Chen has served as our Chief Executive Officer since February 2009 and as a member of our board of directors since December 2011. Prior to founding the Company that would become NerdWallet in 2009, Mr. Chen worked at JAT Capital Management, L.P. and Perry Capital as an Investor and at Credit Suisse as an Equity Research Associate. Mr. Chen holds a B.A. in Economics from Stanford University. We believe Mr. Chen is qualified to serve on our board of directors due to his perspective and experience from serving as our Chief Executive Officer, as well as his experience in the finance industry.
Lauren StClair. Ms. StClair has served as our Chief Financial Officer since December 2020. Prior to joining NerdWallet, Ms. StClair served as CFO, North America at eBay Inc., a position she held since June 2019. Prior to June 2019, Ms. StClair served as CFO, International at StubHub, a position she held since February 2017. Prior to February 2017, Ms. StClair served as Director, Investor Relations at eBay Inc. Ms. StClair holds a B.S. from Stanford University and M.B.A. from Duke University.
Kevin Yuann. Mr. Yuann has served as our Chief Business Officer since March 2021. Prior to that, Mr. Yuann served as Vice President from August 2016 to March 2021, as Senior Director from March 2016 to August 2016, and Director from July 2014 to March 2016. Mr. Yuann holds an A.B. from Brown University and M.B.A. from the University of California, Los Angeles.
Kelly Gillease. Ms. Gillease has served as our Chief Marketing Officer since September of 2019. Prior to September 2019, Ms. Gillease served as our Vice President, Marketing beginning in August of 2018. Prior to joining NerdWallet, Ms. Gillease served as Chief Marketing Officer at StudyBlue, a position she held since February 2017. Prior to February 2017, Ms. Gillease served as Vice President, Marketing at TripAdvisor/Viator. Ms. Gillease holds a B.A. from the University of California, Berkeley.
Non-Employee Directors
Jennifer E. Ceran. Ms. Ceran has been a member of our board of directors since 2020. Until January 2021, she served as Chief Financial Officer of Smartsheet Inc., a role she held since September 2016. Prior to joining Smartsheet, Ms. Ceran served as the Chief Financial Officer of Quotient Technology, Inc., an online marketing platform, from September 2015 to September 2016. From 2012 to September 2015, Ms. Ceran served as Vice President of Finance at Box, Inc., a cloud content management platform. From 2003 to 2012, Ms. Ceran served in various leadership roles at eBay Inc., a global commerce and payments platform, including as Vice President of Investor Relations, Vice President of Financial Planning and Analysis, and Vice President and Treasurer. Ms. Ceran is also a member of the board of directors of Plum Acquisition Corp. I, where she serves as chair of the audit committee Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and a M.B.A. in

Finance and Accounting from the University of Chicago, Booth School of Business. Ms. Ceran brings to our Board valuable financial and business expertise through her years of experience as a chief financial officer with publicly traded companies. Ms. Ceran provides an important role in leading the Board’s activities on financial and auditing matters, as well as collaborating with our independent registered public accounting firm and management team in these areas.
Lynne M. Laube. Ms. Laube has been a member of our board of directors since 2020. She has served as the Chief Executive Officer of Cardlytics, Inc. since May of 2020 and as a director of Cardlytics, Inc., since 2008. Prior to that Ms. Laube served as the Chief Operating Officer of Cardlytics, Inc., a role she held since 2008. From 1994 to 2008, Ms. Laube held various positions at Capital One, including as a Vice President. Ms. Laube started her career at Bank One Corporation, where she specialized in operations analysis. Ms. Laube holds a B.S. in Finance and Marketing from the University of Cincinnati. Ms. Laube’s extensive experience in the financial industry, and in analytics and operations, brings a valuable perspective to our Board, along with her experience as a chief executive officer.
Thomas Loverro. Mr. Loverro has been a member of our board of directors since 2019. Mr. Loverro is currently a General Partner and Managing Director at IVP, a role he has held since 2019. Prior to that Mr. Loverro served as a Principal at IVP. Prior to joining IVP in 2015, Mr. Loverro was a Principal at RRE Ventures. Mr. Loverro holds a B.A. from Stanford University, where he graduated with Distinction and a M.B.A. from the Kellogg School of Management. Mr. Loverro’s years of experience in venture capital investing and his insights in building businesses provide a valuable perspective to our Board.
James D. Robinson III. Mr. Robinson has been a member of our board of directors since 2017. Mr. Robinson is a founder and general partner at RRE Ventures. Prior to founding RRE in 1994, Mr. Robinson served as Chairman and Chief Executive Officer of American Express Company from 1977 to 1993. Mr. Robinson was also a Partner at White Weld & Co., and an officer of Morgan Guaranty Trust Company, where he served as an Assistant to the Chairman and Chief Executive Officer. He has served since 1970 as both a board member and chairperson of the Memorial Sloan-Kettering Cancer Center, and he is Chairman Emeritus of the Partnership for New York City. He also served as a board member of the Coca-Cola Company from 1975 to 2015 and as a board member of Bristol-Myers Squibb from 1979 to 2008, serving as chairperson from 2005 to 2008. Mr. Robinson holds a B.S. from Georgia Institute of Technology and a M.B.A. from Harvard Business School. Mr. Robinson brings to our Board deep experience in the financial industry, along with his substantial experience as a director of various public companies.
Simon Williams. Mr. Williams has been a member of our board of directors since 2015. Mr. Williams serves as the Chairman and Chief Executive Officer of Camelot Financial Capital Management, an investment fund which he founded in 2007. From July 2011 to December 2014, Mr. Williams served as the Group General Manager and Group Head of Wealth Management at HSBC Bank’s wealth management business. Prior to HSBC, he served as a Senior Executive at Citigroup, Inc. from 1997 to 2006, holding various roles during his career, including Chief Risk Officer of Citibank Global Consumer Group. From 2014 to the present, Mr. Williams has served as a member of the board of directors of LendingClub Corporation. Mr. Williams holds a degree in Mathematics from Exeter University and a M.B.A. from INSEAD in France, where he graduated with Distinction. Mr. Williams is also a member of the Institute of Chartered Accountants in England and Wales. Mr. Williams’ years of experience as an investor and in the financial industry, as well as his financial and accounting background, provide valuable perspective to our Board. In contemplation of our initial public offering, Mr. Williams has informed us that he will tender his resignation immediately prior to the closing of this offering.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. We currently have six directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Five of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement dated as of January 30, 2015 between us and certain of our stockholders. Under the terms of this voting agreement, the stockholders who are party thereto agreed to vote their respective shares so as to elect (1) one director designated by Institutional Venture Partners XIV, L.P., currently Mr. Loverro; (2) one director designated by RRE Ventures VI LP, currently Mr. Robinson; (3) two independent directors elected by the holders of common stock and preferred stock, currently Mr. Williams and Ms. Ceran; and (4) one director designated by the holders of Class F common stock, currently Mr. Chen. This voting agreement will terminate upon the closing of this offering and there will be no further contractual arrangements regarding the election of our directors.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                   do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Controlled Company
We are a “controlled company” under the corporate governance rules of the Nasdaq Listing Rules because Tim Chen and his affiliated trusts control a majority of the voting power of our outstanding capital stock. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and to have the full board of directors be directly responsible for nominating members of our board of directors. Our board of directors has also determined to have a compensation committee (although we are not required to have one), but our compensation committee will not be comprised solely of independent directors. Additionally, so long as the outstanding shares of our Class B common stock held by Mr. Chen and his affiliated trusts represent a majority of the combined voting power of our common stock, Mr. Chen will be able to effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company.
Committees of Our Board of Directors
Our board of directors has established an audit committee and a compensation committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of                      . Our board of directors has determined that                  satisfy the independence requirements under the listing standards of Nasdaq and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                    . Our board of directors has determined that              is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•helping our board of directors oversee our corporate accounting and financial reporting processes;
•managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing related person transactions;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and
•approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.
Compensation Committee
Our compensation committee consists of                      . The chair of our compensation committee is                     . Our board of directors has determined that               is independent under the listing standards of Nasdaq, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Since we are a “controlled company” under the Nasdaq corporate governance rules, we are not required to have a compensation committee consisting solely of independent directors.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity incentive plans and other benefit programs;
•reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and
•reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.

Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://www.nerdwallet.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
During 2020, we did not pay cash compensation to any of our non-employee directors for service on our board of directors.
However, during our 2020 fiscal year, we granted options to purchase 240,000 shares of our Class A common stock to each of Jennifer Ceran and Lynne Laube on July 27, 2020 and November 11, 2020, respectively, at an exercise price per share of $6.48 and $6.76, respectively. Such options vest over four years of continuous service, with 25% of the option shares vesting after one year of continuous service and 1/48th of the option shares vesting monthly thereafter.
The following table sets forth information regarding the compensation earned or paid to our directors during the year ended December 31, 2020, other than Tim Chen, our Chief Executive Officer, who is also a member of our board of directors but did not receive any additional compensation for service as a director. The compensation of Mr. Chen as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

Name	Option Awards ($)(1)(2)	Total ($)
Jennifer E. Ceran	790,623	790,623
Lynne M. Laube	822,396	822,396
Thomas Loverro	—	—
James D. Robinson III	—	—
Simon Williams	—	—
____________
(1)The amounts reported represent the aggregate grant date fair value of the stock options granted to our directors during 2020 under the 2012 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.
(2)The aggregate number of shares subject to each non-employee director’s outstanding and unexercised option awards as of December 31, 2020 is set forth in the table below.

The table below shows the aggregate numbers of outstanding and unexercised option awards held by each non-employee director who was serving as of December 31, 2020.

Name	Options Outstanding as of December 31, 2020
Jennifer E. Ceran	240,000
Lynne M. Laube	240,000
Thomas Loverro	—
James D. Robinson III	—
Simon Williams	398,391

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, the investors’ rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.
General
Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.
Upon the closing of this offering, our authorized capital stock will consist of             shares, all with a par value of $0.0001 per share, of which:
•             shares are designated as Class A common stock;
•              shares are designated as Class B common stock; and
•              shares are designated as preferred stock.
As of June 30, 2021, we had 63,371,308 shares of Class F common stock, 35,833,212 shares of Class A common stock and 15,169,664 shares of redeemable convertible preferred stock outstanding. After giving effect to the reclassification of all outstanding shares of our Class F common stock to Class B common stock and the conversion of all outstanding shares of redeemable convertible preferred stock into shares of Class A common stock immediately prior to the closing of this offering there would have been 63,371,308 shares of Class B common stock and 51,002,876 shares of Class A common stock outstanding on June 30, 2021, held by 753 stockholders of record. As of June 30, 2021, we also had outstanding options to acquire 14,907,678 shares of Class A common stock and 5,542,675 shares of Class A common stock subject to RSUs.
Class A and Class B Common Stock
Except with respect to voting, conversion, and transfer rights as described below and as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters.
Dividend and Distribution Rights
Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock will be entitled to receive, when, as and if declared by the board of directors, out of any of our assets legally available therefor, such dividends as may be declared from time to time by the board of directors. Any dividends paid to the holders of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of the applicable class of common stock treated adversely, voting separately as a class. We will not declare or pay any dividend or make any other distribution to the holders of Class A common stock or Class B common stock payable in our securities unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of common stock; provided, however, that (i) dividends or other distributions payable in shares of Class A common stock or rights to acquire shares of Class A common stock may be declared and paid to the holders of Class A common stock without the same dividend or distribution being declared and paid to the holders of the Class B common stock if, and only if, a dividend payable in shares of Class B common stock, or rights to acquire shares of Class B common stock, as applicable, are declared and paid to the holders of Class B common stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B common stock or rights to acquire shares Class B common stock may be declared and paid to the holders of Class B common stock without the same dividend or distribution being declared and paid to the holders of the Class A common stock if, and only if, a dividend payable in shares of Class A common stock, or rights to acquire shares of Class A common stock, as applicable, are declared and paid to the holders of Class A common stock at the same rate and with the same record date and payment date.
Voting Rights
Holders of our Class A common stock and Class B common stock have identical voting rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock in order for us to, directly or indirectly, effect an asset transfer, acquisition, or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class A common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class B common stock, and there will be a separate vote of our Class B common stock in order for us to, directly or indirectly, take action in the following circumstances:
•if we propose to amend, alter, or repeal any provision of our amended and restated certificate of incorporation or our amended and restated bylaws that modifies the voting, conversion, or other powers, preferences, or other special rights or privileges or restrictions of the Class B common stock;
•if we reclassify any outstanding shares of the Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof; or
•if we effect an asset transfer, acquisition, or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class B common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class A common stock.
In addition, Delaware law would permit holders of Class A common stock to vote separately, as a single class, if an amendment of our amended and restated certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A common stock, but not the Class B common stock. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.
Further, except as otherwise required by applicable law, holders of Class A common stock and Class B common stock shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more series of preferred stock if the holders of such affected series of preferred stock are entitled to vote thereon pursuant to our amended and restated certificate of incorporation or applicable law.
Upon the closing of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption, or sinking fund provisions. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.
Liquidation Rights
In the event of our liquidation, dissolution, or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, or remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.
Conversion
Each share of Class B common stock is convertible, at any time at the option of the holder, into one share of Class A common stock. Each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers for tax and estate planning purposes so long as the transferring holder continues to hold sole voting and dispositive power, or has the direct or indirect power to replace any person having voting or dispositive power, over the applicable shares after such Transfer, as described in our amended and restated certificate of incorporation that will be in effect following the closing of this offering, or to an entity approved by the holders of Class B common stock and a majority of the independent directors. In addition, all the outstanding shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, (1) nine months following the death or permanent incapacity of Tim Chen, our Co-founder and Chief Executive Officer, and (2) the first trading day that falls nine months after the date on which there are outstanding less than 10,000,000 shares of Class B common stock (subject to adjustment for stock splits, stock dividends, stock combinations and the like). Our Class A common stock is not subject to conversion provisions.
Dividend Rights
Holders of common stock will be entitled to ratably receive dividends if, as, and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Other Matters
The common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.
Preferred Stock
As of June 30, 2021, there were 15,169,664 shares of redeemable convertible preferred stock outstanding. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of June 30 2021, we had outstanding options under our equity compensation plans to purchase an aggregate of 14,907,678 shares of our Class A common stock, with a weighted average exercise price of $4.18 per share.
Restricted Stock Units
As of June 30, 2021, we had outstanding 5,542,675 shares of our Class A common stock subject to RSUs under our 2012 Plan. Our outstanding RSUs vest upon the satisfaction of a time-based condition. For outstanding RSUs granted to new hires, the time-based condition will be satisfied following seventeen successive quarters, with one quarter of the RSUs vesting on the first quarterly installment date following the first anniversary of the vesting commencement date and the remaining seventy-five percent vesting in substantially equal installments over sixteen successive quarters thereafter. For outstanding RSUs granted to existing employees, the time-based condition will be satisfied in sixteen successive equal quarterly installments. In each case vesting is subject to continued service through each such vesting date.
Registration Rights
We are party to an investors’ rights agreement and other letter agreements that provide that certain holders of our redeemable convertible preferred stock, including certain holders of at least 1% of our outstanding capital stock, have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the closing of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.
Demand Registration Rights
The holders of an aggregate of 15,147,183 shares of our Class A common stock will be entitled to certain demand registration rights. At any time beginning the 180 days after the completion of this offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only one such registration. Such request for registration must cover at least 40% of then outstanding registrable securities (or a lesser percent if the anticipated aggregate offering price, before deduction of underwriting discounts and commissions, is at least $25 million).
Piggyback Registration Rights
In connection with this offering, the holders of an aggregate of 31,344,009 shares of our Class A common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) any employee benefit plan, (ii) the offer and sale of debt securities or the stock issuable upon conversion thereof, (iii) any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction, or (iv) a registration on any form that does not include substantially the same information as would be required to be included a registration statement covering the sale of the registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of an aggregate of 15,147,183 shares of Class A common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $5 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual class stock
As described above in “Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our Co-founder and current Chief Executive Officer with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Stockholder Meetings
Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairman of the board, by our chief executive officer or president, by holders of more than 33% of the total voting power of all our outstanding voting stock, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.
Removal of Directors
Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the

Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Additionally, our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock”.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be                                            .
Exchange Listing
Our common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock listed on Nasdaq under the symbol “NRDS.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on                , we cannot assure you that there will be an active public market for our Class A common stock.
Following the completion of this offering, based on the number of shares of our common stock outstanding as of               and assuming (1) the issuance of shares of common stock in this offering, (2) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class A common stock, which will automatically occur immediately prior to the completion of the offering, (3) the reclassification of all outstanding shares of our Class F common stock into an equal number of shares of our Class B common stock; (4) the filing and effectiveness of our amended and restated certificate of incorporation in connection with the closing of this offering, and (5) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately                                shares of Class A common stock
Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining outstanding shares of our Class A common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. Substantially all of these shares will be subject to a 180-day lock-up period under the lock-up agreements described below.
Lock-Up Agreements
Substantially all of our stockholders are subject to a market stand-off agreement with us in which such stockholders have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock.
Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the sections titled “—Registration Rights” and “Description of Capital Stock—Registration Rights” for additional information.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144
Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately              shares immediately after this offering; or
•the average weekly trading volume in our Class A common stock on                    during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and                        concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under the 2021 Plan, the 2012 Plan and the ESPP, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights
As of June 30, 2021, holders of up to 31,344,009 shares of our Class A common stock, which includes all of the shares of Class A common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

EXECUTIVE COMPENSATION
Our named executive officers for the year ended December 31, 2020, were:
•Tim Chen, our Co-founder and Chief Executive Officer;
•Lauren StClair, our Chief Financial Officer;
•Kevin Yuann, our Chief Business Officer; and
•Laura Onopchenko, our former Chief Financial Officer.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal year ended December 31, 2020.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Tim Chen Co-founder and Chief Executive Officer	2020	450,000	—	—	—	70,390	13,198(3)	533,588
Lauren StClair Chief Financial Officer	2020	20,833(4)	-	2,129,400	2,146,994	-	729	4,297,956
Kevin Yuann Chief Business Officer	2020	398,333	-	90,000	82,133	57,285	13,939(3)	641,691
Laura Onopchenko Former Chief Financial Officer	2020	126,894(5)	-	-	263,215(6)		986,599(7)	1,376,708
____________
(1)The amount disclosed represent the aggregate grant date fair value of stock awards and stock options granted to our named executive officers during 2020 under the 2012 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards and stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.
(2)Amounts reflect payouts under the Company's MTL Incentive Plan.
(3)Includes 401(k) matching contributions of $11,400.
(4)In December 2020, Ms. StClair began serving as our Chief Financial Officer and was paid prorated salary amounts based on an annual salary of $500,000.
(5)From January 2020 through March 2020, Ms. Onopchenko served as our Chief Financial Officer and was paid prorated salary amounts based on an annual salary of $500,000.
(6)Reflects incremental fair value recognized as a result of the extension of exercisability of certain of Ms. Onopchenko’s options and the modification of certain other of Ms. Onopchenko’s options, all in connection with her separation.
(7)Includes (i) in connection with her negotiated separation agreement, (w) a $250,000 cash severance payment, (x) COBRA payment of $10,868, (y) an option cancellation payment of $520,259, and (z) payment of a cash bonus of $200,000 related to our MTL Incentive Program and (ii) 401(k) matching contributions of $5,082.
Narrative Explanation to the Summary Compensation Table
In addition to their base salaries, for the year ended December 31, 2020, each of our named executive officers other than Ms. StClair was eligible to earn cash and equity awards pursuant to our MTL Incentive Program. The MTL Incentive Program was implemented in 2018 and provided for payouts at the conclusion of the performance period ending in 2020 based on achievement of certain corporate milestones. Our board of directors awarded cash payouts to each of Messrs. Chen and Yuann pursuant to the program and, in connection with her separation from service, Ms. Onopchenko, as disclosed in the Summary Compensation Table above.
On December 16, 2020, our board of directors granted Ms. StClair an option to purchase 630,000 shares of our Class A common stock pursuant to her letter agreement with us. Such option vests over four years of continuous service provided by her, with 25% vesting after completion of one year of continuous service and 1/48th vesting after completion of each month of continuous service thereafter. On December 16, 2020, our board of directors granted Ms. StClair 315,000 RSUs, which vest as described below under “Outstanding Equity Awards at December 31, 2020.” Such awards vest on an accelerated basis under certain circumstances as described below under “Potential Payments upon Termination or Change in Control.”
On March 18, 2020, our board of directors granted Mr. Yuann an option to purchase 30,000 shares of our Class A common stock. Such option vests in monthly installments over four years of continuous service provided by him. On March 18, 2020, our board of directors granted Mr. Yuann 15,000 RSUs, which vest as described below under “Outstanding Equity Awards at December 31, 2020.”
Agreements with Our Named Executive Officers
Set forth below are descriptions of our employment agreements with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see “—Potential Payments upon Termination or Change in Control.”
Tim Chen. On June 25, 2021, we entered into a continuing employment letter agreement with Mr. Chen. Under the terms of the letter agreement, Mr. Chen is entitled to an annual base salary of $600,000, effective as of July 1, 2021. Mr. Chen is also eligible to participate in the employee benefit plans generally available to our employees.
Lauren StClair. On November 24, 2020, we entered into an offer letter with Ms. StClair. Under the terms of her offer letter Ms. StClair is entitled to an annual base salary of $500,000, an option to purchase 630,000 shares of the Company's Class A common stock and a grant of 315,000 RSUs. Ms. StClair is also eligible to participate in the employee benefit plans generally available to our employees.
Kevin Yuann. In June 2014, we entered into an offer letter with Mr. Yuann. Under its terms, Mr. Yuann is entitled to an annual base salary as determined by the Board from time to time. Mr. Yuann is also eligible to participate in the employee benefit plans generally available to our employees.
Laura Onopchenko. On April 3, 2020, we entered into a separation agreement with Ms. Onopchenko. Under the separation agreement, in exchange for a release of claims against the company, Ms. Onopchenko received (i) cash severance of $250,000, payable in installments in accordance with the Company’s payroll (ii) payment of health care premiums under COBRA for a period ending not later than October 31, 2020, (iii) payment of $200,000 under the MTL Cash Incentive Plan, (iii) acceleration and cancellation of an option to purchase 183,190 shares of Class A common stock for aggregate consideration of $520,259 and (iv) an extension of the post-termination exercise period for vested options to purchase 585,713 shares of Class A common stock until April 1, 2022.
Potential Payments upon Termination or Change in Control
Pursuant to our change of control and severance policy, which became effective as of June 16, 2021, each of Messrs. Chen and Yuann and Ms. StClair are eligible for the benefits described in this paragraph (which such benefits specifically supersede any prior agreements relating to such benefits). The policy has a term of three years, subject to automatic renewal unless terminated by the Company at least three months prior to the date on which the policy would otherwise renew. In the event of a termination without cause or resignation for good reason, each such officer, contingent on execution of a general release of claims against us, will be entitled to (i) a lump sum payment equal to (A) the amount of base salary that would have been earned during the severance period (at the rate in effect immediately prior to such termination prior to any reduction that triggered a resignation for good reason), plus (B) payment of a target bonus, if applicable, assuming the bonus would have been earned at 100% of target, and prorated based on the number of calendar months completed in the performance period in which the termination occurs and (ii) to the extent the officer timely elects to receive continued coverage under our group healthcare plans, payment of, or reimbursement for, such coverage under COBRA, for up to the length of the severance period. The severance period will be six months; provided, however, that if such termination without cause or resignation for good reason occurs during the period beginning 3 months prior to, and ending on the date that is 12 months following, our change in control (a Change in Control Termination), then the severance period will be 12 months. In addition, in the event of a Change in Control Termination, (x) the bonus payment will not be prorated but instead will reflect the full target bonus and (y) each of the officer’s outstanding equity awards (excluding performance-based awards) will vest as if the officer had completed an additional 12 months of continuous service beyond the termination date.
Outstanding Equity Awards at December 31, 2020
The following table shows for the fiscal year ended December 31, 2020, certain information regarding outstanding equity awards at fiscal year-end for the Named Executive Officers.

		Option Awards(1)(2)					Stock Awards(1)
Name (a)	Vesting Commencement Date (#) (b)	Number of Securities Underlying Unexercised Options (#) Vested (c)	Number of Securities Underlying Unexercised Options (#) Unvested (d)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (e)	Option Exercise Price ($) (f)	Option Expiration Date (g)	Number of Shares or Units of Stock That Have Not Vested ($) (h)	Market Value of Shares or Units of Stock That Have Not Vested ($) (i)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (k)
Tim Chen		—	—	—	—	—	—	—	—	—
Lauren StClair	12/16/2020	—	630,000(4)	—	6.76	12/15/2030
							315,000(5)	2,205,000	—	—
Kevin Yuann		37,500(6)			1.25	9/28/2025
		48,750(6)			1.31	5/7/2026
		33,792(6)			2.05	9/13/2026
	5/1/2017	44,791(4)	5,209		2.79	5/1/2027
	9/1/2018	35,156 (7)	27,344		3.71	10/24/2028
	9/1/2019	23,437(7)	51,563		5.10	9/24/2029
	3/1/2020	5,625(7)	24,375		6.00	3/17/2030
							12,187 (8)	85,309
Laura Onopchenko		585,713(6)	—		2.67	4/1/2022
____________
(1)All of the outstanding stock option and stock awards were granted under the 2012 Plan and are for shares of Class A common stock.
(2)Our stock options are immediately exercisable for all of the option shares, subject to our right to repurchase any then-unvested shares in connection with the termination of service of the holder of such shares.
(3)Reflects the fair market value of our Class A common stock of $7 as of December 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.
(4)The option vests as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date, and as to 1/48th of the shares following the completion of each of an additional 36 months thereafter, subject to the executive’s continued service with us on each applicable vesting date.
(5)The RSUs vest, subject to Ms. StClair’s continued service with us, on the following schedule:
a.1st through 4th Quarterly Installment Date: No Vesting.
b.5th Quarterly Installment Date: A number of Shares subject to the Award shall vest equal to the product of (i) the number of Restricted Stock Units granted, multiplied by (ii) a fraction, (x) the numerator of which shall be the number of days that have elapsed since, and including, the vesting commencement date and (y) the denominator of which shall be one thousand four hundred sixty (1,460), rounded down to the nearest whole Share.

c.6th through 16th Quarterly Installment Date: 1/16th of the number of Restricted Stock Units granted shall vest, rounded down to the nearest whole Share.
d.17th Quarterly Installment Date: All then unvested Restricted Stock Units shall vest.
“Quarterly Installment Date” means March 1, June 1, September 1, and December 1 of each year, provided that if such date is not a business day, the Quarterly Installment Date shall be the first business day after such date.
(6)The shares underlying this option vested in connection with the optionee’s continuous service.
(7)The option vests over 48 months of continuous service the vesting commencement date.
(8)Subject to Mr. Yuann’s continuous service with us, the RSUs vest in 16 substantially equal installments on each Quarterly Installment Date following the vesting commencement date.
Other Compensation and Benefits
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for medical, dental, vision insurance for all of our employees and their dependents, including our named executive officers. We also pay the premiums for life, disability, accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers that we do not offer to our other employees. During our year ended December 31, 2020, we paid or reimbursed our named executive officers a stipend for gym and cell phone costs, paid or reimbursed certain home office expenses, and provided certain service-based anniversary gifts to our employees with an accompanying gross-up.
We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we make matching contributions up to 4% of the employee’s annual salary up to a maximum of $          . The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2020. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2020.
Employee Benefit and Stock Plans
The principal features of our equity incentive plans are summarized below. Our board of directors adopted, and our stockholders approved, the 2021 Equity Incentive Plan, or the 2021 Plan, and the 2021 Employee Stock Purchase Plan, or the ESPP, in             2021 and             2021, respectively, and each of the 2021 Plan and the ESPP will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan will supersede and replace our 2012 Equity Incentive Plan, or the 2012 Plan. After the 2021 Plan becomes effective, no further awards will be granted under the 2012 Plan. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
2021 Equity Incentive Plan
The 2021 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other stock awards, or collectively, stock awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. Initially, the aggregate number of shares of our Class A common stock that may be issued pursuant to stock awards under the 2021 Plan after it becomes effective will not exceed              shares, which is the sum of (i)              shares, plus (ii) any shares subject to outstanding stock options or other stock awards that were granted under the 2012 Plan that are forfeited, terminated, expire or are otherwise not issued. Additionally, the number of shares of our Class A common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year for 10 years, starting January 1, 2022 (assuming the 2021 Plan becomes effective in calendar year 2021) and ending on and including January 1, 2031, in an amount equal to             of the total number of shares of our capital stock outstanding on December 31 of the prior calendar year, unless our board of directors or compensation committee determines prior to the date of increase that there will be a lesser increase, or no increase.
Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2021 Plan. Additionally, shares become available for future grant under the 2021 Plan if they were issued under stock awards under the 2021 Plan and we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.
Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2021 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. Under the 2021 Plan, our board of directors has the authority to determine and amend the terms of awards, including:
•recipients;
•the exercise, purchase or strike price of stock awards, if any;
•the number of shares subject to each stock award;
•the fair market value of a share of our Class A common stock in the event no public market exists for our Class A common stock;
•the vesting schedule applicable to the awards, together with any vesting acceleration; and
•the form of consideration, if any, payable upon exercise or settlement of the award.
Under the 2021 Plan, our board of directors also generally has the authority to effect, with the consent of any adversely affected participant:
•the reduction of the exercise, purchase or strike price of any outstanding award;
•the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash or other consideration; or
•any other action that is treated as a repricing under generally accepted accounting principles.
Non-Employee Director Limitation. The maximum number of shares of Class A common stock subject to awards granted under the 2021 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to the non-employee director during that year for service on the Board, will not exceed $           in total value (calculating the value of the awards based on the grant date fair value for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the board of directors, $          .
Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The maximum number of shares of our Class A common stock that may be issued upon the exercise of ISOs under the 2021 Plan is equal to                .
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration (including future services) that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
Performance Awards. The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.
The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other Stock Awards. The 2021 Plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The 2021 Plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan and as summarized below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. Notwithstanding the foregoing, performance awards shall terminate without vesting or becoming exercisable unless (1) provided otherwise in the agreement evidencing such corporate transaction, (2) the 2021 Plan administrator affirmatively provides otherwise prior to the closing of such corporate transaction or (3) as otherwise provided in the agreement evidencing such performance award.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Class A common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class A common stock.
Under the 2021 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Under the 2021 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2021 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.
Transferability. A participant generally may not transfer stock awards under the 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2021 Plan.
Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2021 Plan. No stock awards may be granted under the 2021 Plan while it is suspended or after it is terminated.
2012 Equity Incentive Plan
As of June 30, 2021 there were 2,239,628 shares of Class A common stock remaining available for the future grant of stock awards under the 2012 Plan. As of June 30, 2021, stock options covering 14,907,678 shares of our Class A common stock were outstanding and RSUs covering 5,542,675 shares of Class A common stock were outstanding and subject to vesting, and we had a repurchase right with respect to 21,163 shares of Class A common stock issued upon early exercise of unvested options under the 2012 Plan. We expect that any shares remaining available for issuance under the 2012 Plan at the time of this offering will become available for issuance under the 2021 Plan in accordance with its terms.
Stock Awards. The 2012 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, and restricted stock units. Such awards may be granted to our, employees, directors and consultants engaged by us or any of our subsidiary companies, except that ISOs may only be granted to our employees.
Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of Class A common stock authorized for issuance pursuant to stock awards under the 2012 Plan will not exceed  47,062,674 shares. However, no new awards will be granted under the 2012 Plan following the completion of this offering.
Shares subject to stock awards granted under the 2012 Plan that expire, become unexercisable or are cancelled, forfeited to or repurchased by us due to the failure to vest, or otherwise terminated without having been exercised or settled in full, or are surrendered pursuant to an exchange program (as described below) in accordance with the 2012 Plan, shall revert to and again become available for issuance under the 2012 Plan. This includes shares that are reacquired pursuant to any forfeiture provision, right of repurchase or redemption or shares that are used to satisfy the exercise or purchase price for the award or any tax withholding obligations related to an award.
Plan Administration. Our board of directors administers and interprets the provisions of the 2012 Plan. The board of directors may delegate its authority to a committee of the board and has delegated authority to the compensation committee of the board, referred to as the “plan administrator” herein. The plan administrator may additionally delegate limited authority to specified officers to execute any instrument required to effect an award previously granted by the plan administrator. Under the 2012 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret the 2012 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of the 2012 Plan; and accelerate the vesting of awards.
Under the 2012 Plan, the plan administrator also has the authority, without stockholder consent, to institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise or purchase prices and different terms), awards of a different type, and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the plan administrator and/or (iii) the exercise or purchase price of an outstanding award is reduced or increased.
Stock Options. ISOs and NSOs are granted under share option agreements and option rules adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2012 Plan, provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class A common stock on the date of grant (or 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2012 Plan vest at the rate specified in the share option agreements and option rules as determined by the plan administrator.
Restricted Stock Unit Awards. RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Shares. Restricted shares may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by our plan administrator. Restricted shares may also be issued upon an optionholders’ exercise of an unvested option, or an “early exercise”. The plan administrator determines the terms and conditions of restricted shares, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Restricted shares acquired upon early exercise of a stock option are generally subject to our right to repurchase such shares upon the holder’s termination of service with us for any reason, at the lesser of the price paid for such shares or the then-current fair market value.
Changes to Capital Structure. In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other change in the Company’s corporate structure affecting the Company’s shares, the plan administrator will adjust the number and class of shares that may be delivered under the 2012 Plan and/or the number, class and price of shares covered by each outstanding award.
Corporate Transactions. In the event of a merger or a change in control, each outstanding award will be treated as the plan administrator determines, which may include, without limitation, that:
•awards will be assumed or substituted by the acquiring or succeeding corporation with appropriate adjustments;
•upon written notice to the participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control;
•outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control and, to the extent the plan administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control;
•an award will terminate in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction or an award will be replaced with other rights or property selected by the plan administrator in its sole discretion; or
•any combination of the foregoing.
The plan administrator is not obligated to treat all awards similarly.
Notwithstanding the foregoing, however, in the event that the successor corporation in a merger or change in control does not assume or substitute for an award, the award will fully vest and become exercisable. If the award is an option, it will be exercisable for a period of time determined by the plan administrator and will terminate upon the expiration of such period.
In addition to the above, the plan administrator may provide, in an award agreement or in any other written agreement between the participant and the Company, for accelerated vesting and exercisability in the event of a change in control or similar transaction.
Under the 2012 Plan, a change in control is generally defined as the occurrence of any of the following events: (a) a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group, acquires ownership of the share capital of the Company that, together with the share capital held by such person, constitutes more than 50% of the total voting power of the Company, except as a result of a private financing approved by the board of directors; (b) if the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the board of directors are replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election or (c) a change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any person acquires assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition.
Plan Amendment or Termination. The plan administrator may at any time amend, alter, suspend or terminate the 2012 Plan. Certain amendments, alterations, or the suspension or discontinuance of the 2012 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders.
2021 Employee Stock Purchase Plan
The ESPP will become effective in connection with this offering. The purpose of the ESPP is to secure the services of new employees, retain the services of existing employees, and provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees. In addition, our board of directors may adopt rules that are beyond the scope of Section 423 of the Code to provide for the grant of purchase rights to employees who are employed or located outside of the United States.
Share Reserve. Following this offering, the ESPP authorizes the issuance of              shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1st of each calendar year, beginning on January 1, 2022 and ending on and including January 1, 2031, by the lesser of (i)       % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)              shares, unless our board of directors or compensation committee determines prior to the date of the increase that there will be a lesser increase, or no increase. As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. We currently intend to have               month offerings with multiple purchase periods (of approximately               months in duration) per offering, except that the first purchase period under our first offering may be shorter or longer than              months, depending on the date on which the underwriting agreement relating to this offering becomes effective. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to either a maximum dollar amount or a maximum specified percentage of their earnings (as defined in each offering) for the purchase of our Class A common stock under the ESPP as is designated by the board of directors for each particular offering. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our Class A common stock on the first date of an offering, or (ii) 85% of the fair market value of a share of our Class A common stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week, (ii) being customarily employed for more than five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock in any calendar year based on the fair market value per share of our Class A common stock at the beginning of an offering for each year such a purchase right is outstanding and the maximum number of shares an employee may purchase during a single purchase period will be specified by the board of directors for each particular offering. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.
Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the class and maximum number of securities subject to the ESPP, (ii) the class and maximum number of securities by which the share reserve is to increase automatically each year, (iii) the class and number of securities subject to, and the purchase price applicable to, outstanding offerings, and (iv) the class and number of securities that are the subject of the purchase limits under each ongoing offering.
Corporate Transactions.. In the event of certain significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our Class A common stock within ten business days prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately thereafter.
Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. Our ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our ESPP.

Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with us.
Limitations of Liability and Indemnification Matters
On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Common Stock Financing
In November 2020, we sold an aggregate of 7,757,141 shares of our Class A common stock at a purchase price of $7.00 per share to a total of seven accredited investors for an aggregate purchase price of approximately $54.3 million. The following table summarizes purchases of our Class A common stock by related persons:

Stockholder	Shares of Class A Common Stock	Total Purchase Price
Innovius Capital Sirius I L.P.	5,285,714	$36,999,998
Entities affiliated with iGlobe Partners (1)	1,471,428	$10,299,996
____________
(1)Includes shares issued to iGlobe Platinum Fund II Pte Ltd, iGlobe Platinum Fund III Limited and iGlobe Treasury Management Pte Ltd.
Third Party Tender Offers
In February 2020, we entered into an agreement with, various investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that the investors proposed to commence. In addition, we granted registration rights and certain information rights to the investors in connection with the consummation of the tender offer. In February 2020, the investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $7.00 per share, less the option exercise price, if applicable, pursuant to an offer to purchase to which we were not a party. An aggregate of 3,389,285 million shares of our Class A common stock were tendered pursuant to the tender offer for an aggregate purchase price of approximately $23.8 million.
Kevin Yuann, our Chief Business Officer, Laura Onopchenko, our former Chief Financial Officer, and Simon Williams, a member of our board of directors, and certain other of our employees sold shares of our capital stock in the tender offer.
Stock Repurchase and Option Cancellation Transactions
Simon Williams. In August 2019, we entered into an Option Cancellation Agreement with Camelot Financial Capital Management LLC and Simon Williams, a member of our board of directors, pursuant to which we cancelled an option to purchase 200,000 shares of Class A common stock held by Camelot Financial Capital Management LLC for consideration equal to $5.10 per share, minus the exercise price for the shares underlying such option. The total consideration paid to Camelot Financial Capital Management LLC was $770,000.
In March 2021, we entered into an Option Cancellation Agreement with Camelot Financial Capital Management LLC and Simon Williams, a member of our board of directors, pursuant to which we cancelled options to purchase an aggregate of 345,000 shares of Class A common stock held by Camelot Financial Capital Management LLC for consideration equal to $10 per share, minus the exercise price for the shares underlying such options. The total consideration paid to Camelot Financial Capital Management LLC for the option cancellation was $2,432,979. In addition, in March 2021, we repurchased 205,000 shares of Series A Preferred Stock from Camelot

Financial Capital Management LLC at a purchase price of $10 per share. The total consideration paid to Camelot Financial Capital Management LLC for the share repurchase was $2,050,000.
Tim Chen. In January 2021, we repurchased 1,765,634 shares of Class F common stock from Tim Chen, our Co-founder, Chief Executive Officer and member of our board of directors, at a purchase price of $7.00 per share. The total consideration paid to Mr. Chen was $12,359,438.
Investors’ Rights Agreement
We are party to an investors’ rights agreement, or IRA, with certain holders of our capital stock, including Institutional Venture Partners XIV, L.P., as well as other holders of our redeemable convertible preferred stock. The IRA provides the holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. In connection with this offering, the holders of up to 31,344,009 shares of our Class A common stock issuable on conversion of outstanding redeemable convertible preferred stock are entitled to, and the necessary percentage of holders waived, their rights with respect to the registration of their shares under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
In addition, we have entered into letter agreements with each of Innovius Capital Sirius I L.P. and entities affiliated with iGlobe Partners, holders of more than 5% of our Class A common stock pursuant to which we have agreed that their shares be covered by a registration statement that we are otherwise filing in certain circumstances. These rights are not applicable to this offering.
Voting Agreement
We are party to a voting agreement under which certain holders of our capital stock, our founders, and certain early service providers, including Tim Chen, our Co-founder, Chief Executive Officer and member of our board of directors, and Institutional Venture Partners XIV L.P. and entities affiliated with RRE Ventures, each of which are beneficial holders of more than 5% of our Class A common stock and entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Right of First Refusal
Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including Tim Chen, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 2015, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons.
Indemnification Agreements
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Employment Agreements
We have entered into employment agreements with our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive Compensation—Agreements with Our Named Executive Officers.”
Policies and Procedures for Related Person Transactions
Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2021, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group; and
•each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on 51,007,876 shares of Class A common stock and 63,371,308 shares of Class B common stock outstanding as of June 30, 2021, assuming the reclassification of all outstanding shares of our Class F common stock to Class B common stock and automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of Class A common stock upon the closing of this offering, assuming a 1:1 conversion. Applicable percentage ownership after the offering is based on            shares of Class A common stock and 63,371,308 shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and excluding any potential purchases in this offering by the persons and entities named in the table below. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of June 30, 2021, and all RSUs that will vest within 60 days of June 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o NerdWallet, Inc., 875 Stevenson St., 5th Floor, San Francisco, CA 94103.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power	Class A Common Stock		Class B Common Stock		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders
Innovius Capital Sirius I L.P.(1)	10,418,748	20.4		—	1.5
Institutional Venture Partners XIV L.P.(2)	8,909,082	17.5		—	1.3
RRE Ventures (3)	3,340,905	6.5		—	*
iGlobe Partners (4)	3,085,063	6.0		—	*
Dan Yoo (5)	2,650,000	5.2		—	*
Directors and Named Executive Officers
Tim Chen (6)			63,371,308	100	92.6
Lauren StClair (7)	630,000	1.2		—	*
Kevin Yuann (8)	673,871	1.3		—	*
Laura Onopchenko (9)	585,713	1.1		—	*
Tom Loverro	—	—		—	—
Simon Williams (10)	962,026	1.9		—	*
James D. Robinson III (3)	3,340,905	6.5		—	*
Jennifer Ceran (11)	240,000	*		—	*
Lynne Laube (11)	240,000	*		—	*
All directors and executive officers as a group (12) (10 persons)	7,426,398	14.6	63,371,308	100	93.6
____________
*       Represents beneficial ownership or voting power of less than 1%.
(1)The sole general partner of Innovius Capital Sirius I L.P. is Innovius Capital GP I, LLC. The sole managing director of Innovius Capital GP I, LLC is Justin Moore. Mr. Moore disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interest therein. The address for this entity is: 2443 Fillmore Street, #380-14279, San Francisco, CA 94115.
(2)Institutional Venture Management XIV, LLC (”VM XIV” is the General Partner of IVP XIV). IVM XIV may be deemed to indirectly beneficially own the securities owned by IVP XIV. Norman A. Fogelsong, Stephen J. Harrick, Dennis B. Phelps, Jr., Todd C. Chaffee and J. Sanford Miller are Managing Directors of IVM XIV and each share voting and dispositive power over the securities held by IVP XIV. Each disclaims beneficial ownership of these securities except to the extent of his or its respective pecuniary interest therein. The address for this entity is: 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, CA 94025.
(3)Consists of (i) 2,227,270 shares of Class A common stock held by RRE Leaders Fund LP and (ii) 1,113,635 shares of Class A common stock held by RRE Ventures VI, LP. The sole general partner of RRE Leaders Fund LP is RRE Leaders GP, L.P. The sole general partner of RRE Ventures VI, LP is RRE Ventures GP 6, LP. The managing members and officers of these entities are James D. Robinson IV, Stuart J. Ellman, and William D. Porteous. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of each of these entities is 150 East 59th Street, 17th Floor, New York, NY 10022.
(4)Consists of (i) 1,288,657 shares of Class A common stock held by iGlobe Treasury Management Pte. Ltd., (ii) 1,082,120 shares of Class A common stock held by iGlobe Platinum Fund II Pte. Ltd., and (iii) 714,286 shares of Class A common stock held by iGlobe Platinum Fund III Limited. iGlobe Partners (II) Pte Ltd is the fund manager for each of iGlobe Platinum Fund II Pte. Ltd. and iGlobe Platinum Fund III Limited. The partners of iGlobe Partners (II) Pte Ltd are Yoke Sin Chong, Soo Boon Koh and Kah Joo Ng and each may be deemed to have voting and/or dispositive power over the shares held by iGlobe Platinum Fund II Pte. Ltd. and iGlobe Platinum Fund III Limited. Each of Yoke Sin Chong, Soo Boon Koh and Kah Joo Ng disclaims beneficial ownership of these securities except to the extent of her or his respective pecuniary interest therein. The shares held by iGlobe Treasury Management Pte. Ltd. are managed by a three-member board of directors comprised of Jer Luang Chan, Shihao Koh and Soo Boon Koh and each may be deemed to have voting and/or dispositive power over the shares held by iGlobe Treasury Management Pte. Ltd. Each of Jer Luang Chan, Shihao Koh and Soo Boon Koh disclaims beneficial ownership of these securities except to the extent of her or his respective pecuniary interest therein. The address for each of these entities is 11 Biopolis Way, #09-03 Helios, Singapore 138667.
(5)Consists of (i) 2,050,000 shares of Class A common stock held by Daniel Yoo, (ii) 300,000 shares of Class A common stock held by BSY Salt Castle Trust and (iii) 300,000 shares of Class A common stock held by PDY Salt Tower Trust.
(6)Consists of (i) 28,624,874 shares of Class B common stock held by Tim Chen as Trustee of The Tim Chen Revocable Trust u/a/d 3/11/2016, (ii) 9,035,193 shares of Class B common stock held by Tim Chen, Trustee of The Seed Investor 2019 Annuity Trust u/a/d 8/19/2019, (iii) 8,811,441 shares of Class B common stock held by Tim Chen as Trustee of The Seed Investor Irrevocable Remainder Trust u/a/d 3/11/2016 and (iv) 16,900,000 shares of Class B common stock held by Tim Chen as Trustee of the Seed Investor 2021 Annuity Trust

u/a/d 2/25/2021. The Special Trustee of the Seed Investor 2021 Annuity Trust u/a/d 2/25/2021, The Seed Investor 2019 Annuity Trust u/a/d 8/19/2019 and The Seed Investor Irrevocable Remainder Trust u/a/d 3/11/2016, Jessica Davis Mills, has sole voting power over the shares held in such trusts; provided that Mr. Chen, as grantor, may remove and replace the special trustee at any time. In addition, on May 25, 2021, Mr. Chen was granted an option to purchase 950,000 shares of Class A Common Stock, none of which were vested as of June 30, 2021.
(7)Consists of an option to purchase 630,000 shares of the Company’s Class A common stock granted subject to an early exercise provision and which shares are immediately exercisable, but none of which would be vested within 60 days of June 30, 2021.
(8)Consists of (i) various options to purchase an aggregate of 335,950 shares of the Company’s Class A common stock, all of which were granted subject to an early exercise provision and which shares are immediately exercisable, of which 172,474 would be vested within 60 days of June 30, 2021 and (ii) 337,921 shares of Class A common stock.
(9)Consists of an option to purchase 585,713 shares of Class A common stock.
(10)Consists of (i) an option to purchase 53,391 shares of Class A common stock granted subject to an early exercise provision and which shares are immediately exercisable, of which 33,391 would be vested within 60 days of June 30, 2021 and (ii) 908,635 shares of Class A common stock held by Camelot Financial Capital Management LLC. Mr. Williams is the sole member, chairman and chief executive officer of Camelot Financial Capital Management LLC.
(11)Consists of an option to purchase 240,000 shares of Class A common stock granted subject to an early exercise provision and which shares are immediately exercisable, but none of which would be vested within 60 days of June 30, 2021.
(12)Consists of (i) 2,829,712 shares of common stock issuable upon exercise of early exercisable stock options, subject to a repurchase right until vested, 1,235,521 of which would be vested within 60 days of June 30, 2021, and (ii) 4,596,686 shares of Class A common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested and will not request a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:
•certain former citizens or long-term residents of the United States;
•partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);
•“controlled foreign corporations;”
•“passive foreign investment companies;”
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that own, or have owned, actually or constructively, more than 5% of our common stock;
•persons who have elected to mark securities to market;
•persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or synthetic security, or a constructive sale, or other risk reduction strategy or integrated investment;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; and
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions on Our Class A Common Stock
As described in the section entitled “Dividend Policy” we have never declared or paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain on Disposition of Our Class A Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable documentation) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent, certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States.
However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•we are or become a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are a or become a USRPHC at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock and our Class A common stock is not regularly traded on an established securities market, such non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON

STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, FOREIGN OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, KeyBanc Capital Markets Inc. and BofA Securities, Inc. are acting as representatives, will severally agree to purchase, and we will agree to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
KeyBanc Capital Markets Inc.
BofA Securities, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Truist Securities, Inc.
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $              . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $              .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We intend to apply to list our Class A common stock on Nasdaq under the trading symbol “NRDS”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that without the prior written consent of Morgan Stanley & Co. LLC and Key Banc Capital Markets Inc. on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending                days after the date of this prospectus, or the restricted period:
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock;
•file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.
In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:                 .
Morgan Stanley & Co. LLC and KeyBanc Capital Markets Inc., in their sole discretion, may release shares of our Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
This prospectus has been prepared on the basis that any offer of our Class A common stock in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of common stock. Accordingly, any person making or intending to make an offer in that Member State of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Class A common stock contemplated in this prospectus. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).
In relation to each Member State of the European Economic Area, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in that Member State, except that it may make an offer of such common stock to the public in that Member State:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
This prospectus has been prepared on the basis that any offer of shares of common stock in the United Kingdom, or the UK, will be made pursuant to an exemption from the obligation to publish a prospectus under section 85 of the Financial Services and Markets Act 2000, or the FSMA. Accordingly, any person making or intending to make an offer in the UK may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of Class A common stock contemplated in this prospectus. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 in the United Kingdom.
In relation to the UK, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in the UK, except that it may make an offer of such shares to the public in the UK:
(a)to any legal entity which is a qualified investor as defined in the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within section 86 of the FSMA, provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of Class A common stock. The shares of Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or the FinSA, and no application has or will be made to admit the shares of Class A common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Brazil
No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.
France
Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:
(a)to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).
The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of Class A common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California has acted as counsel to the underwriters in connection with this offering.
EXPERTS
The financial statements included in this Prospectus as of and for the years ended December 31, 2020 and 2019 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at www.nerdwallet.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

NERDWALLET, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of NerdWallet, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of NerdWallet, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and cash flows for the years ended December 31, 2020 and 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
May 3, 2021
We have served as the Company’s auditor since 2015.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share amounts)

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67.6	$83.4	$41.1
Accounts receivable	36.1	37.3	55.0
Prepaid expenses and other current assets	4.2	8.7	11.7
Total current assets	107.9	129.4	107.8
PROPERTY, EQUIPMENT, AND SOFTWARE—Net	20.6	27.7	32.1
GOODWILL	0.3	43.8	44.0
INTANGIBLES—Net	—	35.6	31.6
DEFERRED TAX ASSET—Noncurrent	2.3	4.1	13.2
RIGHT-OF-USE ASSETS	13.5	14.0	10.2
OTHER ASSETS	—	0.6	3.9
TOTAL ASSETS	$144.6	$255.2	$242.8
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1.8	$5.4	$5.3
Accrued and other current liabilities	20.1	18.6	30.3
Contingent consideration—Current	—	—	26.6
Debt—Current	5.0	—	—
Total current liabilities	26.9	24.0	62.2
CONTINGENT CONSIDERATION—Noncurrent	—	36.5	17.6
DEBT—Noncurrent	30.5	30.2	30.1
DEFERRED TAX LIABILITY—Noncurrent	—	1.5	1.5
OTHER LIABILITIES—Noncurrent	10.4	11.5	10.2
TOTAL LIABILITIES	67.8	103.7	121.6
COMMITMENTS AND CONTINGENCIES (Note 8)
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK—$0.0001
Par value per-share—17,301,256 shares authorized as of December 31, 2019 and 2020 and June 30, 2021 (unaudited); 15,374,664 shares issued and outstanding as of December 31, 2019 and 2020 and 15,169,664 shares issued and outstanding as of June 30, 2021 (unaudited); liquidation preference of $69.0 million as of December 31, 2019 and 2020 and $68.1 million as of June 30, 2021 (unaudited)	68.8	68.8	66.7
STOCKHOLDERS’ EQUITY:
Common stock—$0.0001 par value per-share— 255,000,000 shares authorized as of December 31, 2019 and 2020 and June 30, 2021 (unaudited); 84,615,685, 97,705,413 and 99,204,520 shares issued and outstanding as of December 31, 2019 and 2020 and June 30, 2021 (unaudited)	—	—	—
Treasury stock	(1.6)	—	—
Additional paid-in capital	29.8	99.8	112.5
Accumulated other comprehensive income	—	0.6	0.8
Accumulated deficit	(20.2)	(17.7)	(58.8)
Total stockholders’ equity	8.0	82.7	54.5
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	$144.6	$255.2	$242.8
See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In millions, except per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
REVENUE	$228.3	$245.3	$137.3	$181.6
COSTS AND EXPENSES:
Cost of revenue	16.1	21.3	10.4	13.8
Research and development	46.0	50.9	24.5	27.0
Sales and marketing	115.6	144.0	87.5	151.2
General and administrative	22.2	28.0	13.5	17.8
Change in fair value of contingent consideration related to earnouts	—	(0.8)	—	7.7
Total costs and expenses	199.9	243.4	135.9	217.5
INCOME (LOSS) FROM OPERATIONS	28.4	1.9	1.4	(35.9)
OTHER INCOME (EXPENSE):
Interest income	1.1	0.2	0.2	—
Interest expense	(1.1)	(1.1)	(0.5)	(0.7)
Other gains (losses), net	(0.5)	(0.1)	—	1.2
Total other income (expense)	(0.5)	(1.0)	(0.3)	0.5
INCOME (LOSS) BEFORE INCOME TAXES	27.9	0.9	1.1	(35.4)
INCOME TAX PROVISION (BENEFIT)	3.7	(4.4)	(2.0)	(8.6)
NET INCOME (LOSS)	24.2	5.3	3.1	(26.8)
OTHER COMPREHENSIVE INCOME, NET OF TAX— Change in foreign currency translation	—	0.6	—	0.2
COMPREHENSIVE INCOME (LOSS)	$24.2	$5.9	$3.1	$(26.6)
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO CLASS A AND CLASS F COMMON STOCKHOLDERS
Basic	$0.29	$0.06	$0.04	$(0.27)
Diluted	$0.22	$0.05	$0.03	$(0.27)
WEIGHTED-AVERAGE SHARES USED IN COMPUTING NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO CLASS A COMMON STOCKHOLDERS
Basic	15.7	19.9	17.5	33.9
Diluted	40.1	44.0	42.0	33.9
WEIGHTED-AVERAGE SHARES USED IN COMPUTING NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO CLASS F COMMON STOCKHOLDERS
Basic	68.6	68.5	68.6	63.9
Diluted	68.6	68.5	68.6	63.9
See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In millions, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE - December 31, 2018	15,374,664	$68.8	84,017,034	$—	1,559,088	$(1.6)	$22.8	$—	$(41.4)	$(20.2)
Impact of ASU 2016-16 adoption									(0.7)	(0.7)
Issuance of Class A common stock upon exercise of stock options			1,250,011	—			1.7			1.7
Repurchase of non-vested exercised stock options			(573)	—						—
Repurchase of stock options							(0.8)			(0.8)
Repurchase of Class A common stock			(650,787)	—					(2.3)	(2.3)
Stock-based compensation							6.1			6.1
Net income									24.2	24.2
BALANCE - December 31, 2019	15,374,664	$68.8	84,615,685	$—	1,559,088	$(1.6)	29.8	$—	$(20.2)	$8.0
Issuance of Class A common stock in connection with equity offering			7,757,141	—			54.3			54.3
Issuance of Class A common stock upon exercise of stock options			5,401,322	—			8.4			8.4
Issuance of Class A common stock pursuant to settlement of restricted stock units			167,832	—						—
Class A common stock surrendered for employees' tax liability upon settlement of restricted stock units			(50,728)	—			(0.4)			(0.4)
Repurchase of stock options							(0.4)			(0.4)
Repurchase of Class A common stock			(185,839)	—					(1.2)	(1.2)
Constructive retirement of Treasury stock					(1,559,088)	1.6			(1.6)	—
Stock-based compensation							8.1			8.1
Other comprehensive income, net of tax								0.6		0.6
Net income									5.3	5.3
BALANCE - December 31, 2020	15,374,664	$68.8	97,705,413	$—	—	$—	$99.8	$0.6	$(17.7)	$82.7
See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In millions, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE - December 31, 2019	15,374,664	$68.8	84,615,685	$—	1,559,088	$(1.6)	$29.8	$—	$(20.2)	$8.0
Issuance of Class A common stock upon exercise of stock options (unaudited)			2,892,532	—			5.1			5.1
Issuance of Class A common stock pursuant to settlement of restricted stock units (unaudited)			40,173	$—						—
Class A common stock surrendered for employees' tax liability upon settlement of restricted stock units (unaudited)			(12,677)	$—			(0.1)			(0.1)
Repurchase of stock options (unaudited)							(0.4)			(0.4)
Stock-based compensation (unaudited)							3.8			3.8
Net income (unaudited)									3.1	3.1
BALANCE - June 30, 2020 (unaudited)	15,374,664	$68.8	87,535,713	$—	1,559,088	$(1.6)	$38.2	$—	$(17.1)	$19.5

BALANCE - December 31, 2020	15,374,664	$68.8	97,705,413	$—	—	$—	$99.8	$0.6	$(17.7)	$82.7
Issuance of Class A common stock upon exercise of stock options (unaudited)			3,024,302	—			5.8			5.8
Issuance of Class A common stock pursuant to settlement of restricted stock units (unaudited)			431,185	—						—
Class A common stock surrendered for employees' tax liability upon settlement of restricted stock units (unaudited)			(109,446)	—			(1.0)			(1.0)
Repurchase of stock options (unaudited)									(1.4)	(1.4)
Repurchase of Series A redeemable convertible preferred stock (unaudited)	(205,000)	(2.1)								—
Repurchase of Class A common stock (unaudited)			(81,300)	—					(0.5)	(0.5)
Repurchase of Class F common stock (unaudited)			(1,765,634)	—					(12.4)	(12.4)
Stock-based compensation (unaudited)							7.9			7.9
Other comprehensive income, net of tax (unaudited)								0.2		0.2
Net loss (unaudited)									(26.8)	(26.8)
BALANCE - June 30, 2021 (unaudited)	15,169,664	$66.7	99,204,520	$—	—	$—	112.5	$0.8	$(58.8)	$54.5
See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$24.2	$5.3	$3.1	$(26.8)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9.4	15.1	6.3	12.8
Loss on disposal of assets	0.2	—	—	—
Impairment of capitalized website and software development costs	1.1	0.2	0.1	0.3
Non-cash amortization of debt premium	(0.4)	(0.4)	(0.2)	(0.2)
Other (gains) losses, net	0.5	0.1	—	(1.2)
Stock-based compensation	5.0	6.4	3.0	6.5
Change in fair value of contingent consideration related to earnouts	—	(0.8)	—	7.7
Deferred taxes	1.4	(4.6)	(0.7)	(9.2)
Non-cash lease costs	6.3	6.8	3.3	3.8
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(12.9)	1.0	3.7	(17.6)
Prepaid expenses and other assets	(0.7)	(4.8)	(1.0)	(4.3)
Accounts payable	(0.3)	3.6	0.3	(0.3)
Accrued and other current liabilities	5.1	(5.3)	(3.5)	14.2
Operating lease liabilities	(6.2)	(7.1)	(3.5)	(4.2)
Other liabilities	(1.3)	(0.1)	(2.3)	0.4
Net cash provided by (used in) operating activities	31.4	15.4	8.6	(18.1)
INVESTING ACTIVITIES:
Capitalized website and software development costs	(14.1)	(17.4)	(8.6)	(10.4)
Purchase of property and equipment	(0.7)	(1.3)	(0.9)	(0.4)
Business combinations, net of cash acquired	—	(36.7)	—	—
Net cash used in investing activities	(14.8)	(55.4)	(9.5)	(10.8)
FINANCING ACTIVITIES:
Issuance of Class A common stock	—	54.3	—	—
Repurchase of Class A common stock	(2.3)	(1.2)	—	(0.5)
Repurchase of Class F common stock	—	—	—	(12.4)
Repurchase of stock options	(0.8)	(0.4)	(0.4)	(1.4)
Repurchase of Series A redeemable convertible preferred stock	—	—	—	(2.1)
Tax payments related to net-share settlements on restricted stock units	—	(0.4)	(0.1)	(1.0)
Proceeds from exercise of stock options	1.7	8.4	5.1	5.7
Proceeds from early exercise of stock options—net	—	—	—	0.1
Proceeds from line of credit	—	5.0	—	—
Payments on line of credit	—	(10.0)	—	—
Payment of deferred offering costs related to initial public offering	—	—	—	(1.9)
Net cash provided by (used in) financing activities	(1.4)	55.7	4.6	(13.5)
Effect of exchange rate changes on cash and cash equivalents	—	0.1	—	0.1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15.2	15.8	3.7	(42.3)
CASH AND CASH EQUIVALENTS:
Beginning of period	52.4	67.6	67.6	83.4
End of period	$67.6	$83.4	$71.3	$41.1
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES DISCLOSURE:
Deferred offering costs related to initial public offering not yet paid	$—	$—	$—	$0.6
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income tax payments	$1.5	$1.2	$0.3	$0.3
Income tax refunds	$(0.1)	$—	$—	$—
Cash paid for interest	$1.5	$1.4	$1.3	$1.5
SUPPLEMENTAL CASH FLOW DISCLOSURE RELATED TO OPERATING LEASES:
Cash paid for amounts included in the measurement of lease liabilities	$7.2	$7.9	$4.1	$4.6
Lease liabilities arising from obtaining right-of-use assets	$13.7	$—	$—	$—
See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES
Organization—NerdWallet, Inc. (the “Company”), a Delaware corporation, and its subsidiaries is a privately held company formed on December 29, 2011, and headquartered in San Francisco, California. The Company provides consumer-driven advice about personal finance through its platform by connecting individuals and small and mid-sized businesses (“SMBs”) with providers of financial products.
Basis of Consolidation and Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Unaudited Interim Consolidated Financial Information—The accompanying interim consolidated balance sheet as of June 30, 2021 and consolidated statements of operations and comprehensive income (loss), redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the six months ended June 30, 2020 and 2021, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments necessary to state fairly the Company’s financial position as of June 30, 2021 and the Company’s results of operations and cash flows for the six months ended June 30, 2020 and 2021. The results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021 or any future period.
Segments—Operating segments are defined as components of an enterprise for which discrete financial information is available that is reviewed regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As a result, the Company has concluded that it has one operating segment. During the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 (unaudited), significantly all of the Company’s revenue was from customers located in the United States.
Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include determination of stock-based compensation, valuation of embedded derivative, capitalization of software development costs, valuation of contingent consideration, valuation of goodwill and intangible assets, determination of associated useful lives of intangible assets and valuation of deferred tax assets. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable.
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID–19”) a pandemic. As a result, the Company experienced lower growth in 2020 as compared to 2019, particularly in the second half of the year. While the Company may continue to experience an adverse impact on certain parts of its business, the Company’s results of operations, cash flows, and financial condition have not been significantly adversely impacted to date. The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations closely. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits cash with high credit quality financial institutions. All noninterest-bearing accounts are fully insured regardless of the balance of the account. This coverage is available at all FDIC member institutions. The Company uses Silicon Valley Bank, which is an FDIC insured institution. Based on these facts, collectability of bank balances appears to be adequately assured.
The Company generally does not require collateral or other security in support of accounts receivable. Allowances will be provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. The Company also considers broader factors in evaluating the sufficiency or necessity of an allowance for doubtful accounts, including the length of time receivables are past due, significant onetime events, and historical experience.
As of December 31, 2019, the Company had two customers which accounted for 13% and 12% of total accounts receivable, and three customers which accounted for 18%, 11%, and 10% of revenue during the year ended December 31, 2019. As of December 31, 2020, the Company had one customer which accounted for 12% of total accounts receivable, and no customers accounted for more than 10% of revenue during the year ended December 31, 2020. As of June 30, 2020 (unaudited), the Company had four customers which accounted for 13%, 12%, 10%, and 10% of total accounts receivable, and one customer which accounted for 11% of revenue during the six months ended June 30, 2020 (unaudited). As of June 30, 2021 (unaudited), the Company had two customers which each accounted for 14% and 11% of total accounts receivable, and one customer which accounted for 10% of revenue during the six months ended June 30, 2021 (unaudited). Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, the Company’s customers are considered to be banks, credit card issuers, lenders, investment brokers and other entities for which the Company posts links on its website for agreed-upon commissionable programs.
Foreign Currency Transactions - The functional currency of the Company’s foreign subsidiaries is the respective local currency. All assets and liabilities accounts of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate on the balance sheet date. Equity transactions are translated using historical exchange rates. Revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included as a separate component on the consolidated statements of operations and comprehensive income (loss), and in the “Effect of exchange rate changes on cash and cash equivalents,” on the consolidated statements of cash flows. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in “Other gains (losses), net” on our consolidated statements of operations and comprehensive income (loss) and were immaterial for all periods presented.
Cash and Cash Equivalents—Cash and cash equivalents include on demand deposits and money market funds with banks that have remaining maturities at the date of purchase of less than 90 days.
Fair Value Measurements—The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:
Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2—Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
Trade Accounts Receivable—Trade accounts receivable are recorded at the invoiced amount or amounts due from customers via affiliate relationships at the end of each month. Invoiced amounts do not bear interest. The Company determines the allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, previous loss history and the specific customer’s current ability to pay its obligation. Accounts receivable is past due when they are outstanding longer than the contractual payment terms. The allowance for doubtful accounts was not material as of December 31, 2019 and 2020 and June 30, 2021 (unaudited). The Company does not have any off-balance-sheet credit exposure related to its customers.
Property, Equipment, and Software, Net—Property, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for computers and equipment, three years for software, and five years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition or retirement, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected as operating expenses in the consolidated statements of operations and comprehensive income (loss).
Deferred Offering Costs—The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financing is consummated. After consummation of the financing, these costs are recorded in stockholders’ equity as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations. The Company recorded deferred offering costs of $2.8 million as of June 30, 2021 (unaudited), which is a noncurrent asset included in other assets in the consolidated balance sheet. There were no deferred offering costs capitalized as of December 31, 2019, and immaterial deferred offering costs capitalized as of December 31, 2020.
Capitalized Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance, training and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives.
Capitalized development activities placed in service are amortized over the expected useful lives of those releases, currently estimated at one to five years. The estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades and/or enhancements to the existing functionality.
The Company capitalized $15.2 million and $19.2 million of software development costs, and recorded amortization expense of $8.2 million and $12.5 million, during the years ended December 31, 2019 and 2020, respectively. The Company capitalized $9.5 million and $11.9 million of software development costs, and recorded amortization expense of $5.8 million and $7.8 million, during the six months ended June 30, 2020 and 2021 (unaudited), respectively. Amortization expense is included within cost of revenue in the consolidated statements of operations and comprehensive income (loss).

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations — The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that the Company identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations and comprehensive income (loss). As of December 31, 2020 and June 30, 2021 (unaudited), the Company has not recorded material measurement period adjustments in connection with its business combinations.
Contingent Consideration — The fair value measurements of contingent consideration liabilities established in connection with business combinations are determined as of the acquisition date based on significant unobservable inputs, including forecasted revenues and costs of the acquired companies, the probability of meeting certain revenue or earnings targets defined in the merger agreements, and the discount rate. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of these inputs. Changes to the inputs described above could have a material impact on the Company’s financial position and results of operations in any given period.
Goodwill—The Company evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. The Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying value and if so, the quantitative test is performed. The Company compares the carrying value of each reporting unit to its estimated fair value and if the fair value is determined to be less than the carrying value, we recognize an impairment loss for the difference. In accordance with accounting standards, for its annual impairment test for 2019 and 2020, the Company performed a qualitative assessment to determine whether it was necessary to test goodwill for impairment by performing the quantitative first step of the goodwill impairment process. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events and factors affecting its single reporting unit. Based on the qualitative assessment in 2019 and 2020, the Company determined it was not more likely than not that the fair value of its single reporting unit was less than its carrying amount, and therefore no further analysis was needed. During the six months ended June 30, 2021 (unaudited), there were no events or circumstances that would indicate that goodwill was impaired, and thus no interim goodwill impairment test was deemed necessary.
Intangible Assets—Intangible assets include acquired intangible assets identified through business combinations, which are carried at the estimated fair value recorded upon acquisition less accumulated amortization, and purchased intangible assets, which are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization costs for developed technology is included in cost of revenue and amortization for customer relationships, trade names and user base are included in sales and marketing within the consolidated statements of operations and comprehensive income (loss). Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There was no impairment of intangible assets recorded for the years ended December 31, 2019 and 2020, or for the six months ended June 30, 2021 (unaudited). Refer to Note 6 – Goodwill and Intangible Assets for useful lives.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets—The Company reviews long-lived assets, including property and equipment, capitalized software development costs, and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets or asset groups to be held and used is measured first by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets or asset group are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset or asset group. The Company recorded $1.1 million and $0.2 million of impairment charges related to internal use software development for the years ended December 31, 2019 and 2020, respectively. The Company recorded $0.1 million and $0.3 million of impairment charges related to internal use software development for the six months ended June 30, 2020 and 2021 (unaudited), respectively.
Revenue Recognition—The Company generates substantially all its revenue through fees paid by our financial services partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangements. For these revenue arrangements, in which a partner pays only when a consumer satisfies the criteria set forth within the arrangement, revenue is recognized generally when the Company matches the consumer with the financial services partner. For some of the Company’s arrangements, the transaction price is considered variable and an estimate of the transaction price is recorded when the match occurs.
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised goods and services have transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.
For revenue generated from revenue per action or revenue per funded loan arrangements in which fees are earned from customers for approved actions such as when credit cards are issued to consumers or when loans to consumers are funded, the Company’s contractual right to fees is not contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. As such, the Company records a contract asset at each reporting period-end related to the estimated variable consideration on fees for which the Company has satisfied the related performance obligation but are still pending the financial product approval before the Company has a contractual right to payment. This estimate is based on the Company's historical closing rates and historical time between when a consumer request for a financial product is delivered to the customer and when the financial product is approved by the customer. The time between satisfaction of the Company’s performance obligation and when the Company's right to consideration becomes unconditional is generally less than 90 days and no significant judgment is required in determining whether the estimate of variable consideration should be constrained.
For revenue generated from revenue per lead or revenue per click in which fees are earned from customers when a consumer clicks on a tagged link to the customer’s website or lead is delivered to the customer, the Company’s contractual right to fees is contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. The Company’s services are generally transferred to the customer at a point in time, when the performance obligation is met.
Our payment terms vary by customer and verticals. The term between invoicing and when payment is due is generally 30 days or less.
Cost of Revenue—Cost of revenue consists primarily of amortization expense and impairment charges associated with capitalized software development costs and developed technology, credit scoring fees and account linking fees, and third-party data center costs.
Research and Development—Research and development expenses primarily consist of personnel related costs, technology and facility-related expenses and contractor expense for our engineering, product management, data and other personnel engaged in maintaining and enhancing the functionality of our platform. Research and development costs are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales and Marketing—Sales and marketing expenses include advertising and promotion costs, costs related to brand campaign fees, marketing, business operations team, and editorial personnel and related costs, including stock-based compensation.
Leases—The Company leases real estate facilities and general office equipment under operating leases expiring at various dates through 2029.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), which supersedes previous lease accounting guidance (“Topic 840”). The new guidance requires lessees to recognize certain leases as operating lease right-of-use (“ROU”) assets, with corresponding lease liabilities on the balance sheet.
The Company adopted Topic 842 on January 1, 2019. For leases that commenced prior to January 1, 2019, the Company elected a package of practical expedients and has carried forward historical lease classification and assessment of whether expired or current contracts contain leases. The Company also elected the practical expedient to combine lease and nonlease components, and to keep leases with an initial term of 12 months or less off the balance sheet.
The Company’s ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term, which may include options to extend or terminate the lease when it is reasonably certain the Company will exercise such options. At inception of the lease, the Company is not reasonably certain that any available lease extensions or renewal terms will be exercised. For this purpose, the Company considered lease term and only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. When determining the incremental borrowing rates, the Company considered information including, but not limited to, the lease term, the Company’s credit rating and interest rates of similar debt instruments with comparable credit ratings. The Company’s lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred in the consolidated statements of operations and comprehensive income (loss).
Nonlease components that are not fixed are expensed as incurred as variable lease payments. The Company’s lease agreements generally do not contain any residual guarantees or restrictive covenants.
Operating and finance leases are included in other assets, accrued and other current liabilities, and other liabilities-noncurrent in the consolidated balance sheets.
Advertising Expenses—Advertising is expensed as incurred. Advertising expense was $86.7 million and $106.8 million for the years ended December 31, 2019 and 2020, respectively, and $71.3 million and $117.2 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively, and has been recorded in sales and marketing within the consolidated statements of operations and comprehensive income (loss).
Stock-Based Compensation— The Company measures compensation expense for all stock-based payment awards granted to employees, directors, and nonemployees, including restricted stock units (“RSUs”) and stock options, based on the estimated fair value of the awards on the date of grant. For RSUs, fair value is based on the fair value of our common stock on the grant date. For stock options, fair value is estimated using the Black-Scholes-Merton option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period. The requisite service period of the awards is generally the same as the vesting period. The Company recognizes forfeitures as they occur for equity awards with only a service condition, rather than estimate expected forfeitures, as permitted by ASU 2016-09.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Embedded Derivative—In January 2017, the Company issued subordinated promissory notes that contained an embedded derivative, see Note 7 – Debt. At initial recognition, the Company recorded the embedded derivative on the consolidated balance sheet at its estimated fair value resulting in an embedded derivative contra-liability balance with an offsetting recognition of a debt premium. Both the embedded derivative and debt premium are classified together with the related subordinated promissory notes on the consolidated balance sheet. Embedded derivatives are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other gains (losses), net on the consolidated statement of operations and comprehensive income (loss). Premium recognized at initial recognition is amortized as a reduction to interest expense over the expected life of the related debt using the effective interest method.
Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to include interest and penalties within its provision for income taxes.
Comprehensive Income (Loss)—Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. Comprehensive income (loss) is comprised of all components of net income (loss) and all components of other comprehensive income (loss) within stockholders’ equity. The Company’s other comprehensive income (loss) includes adjustments for foreign currency translation.
Subsequent Events—The Company evaluated subsequent events through the date its consolidated financial statements were available for issuance. Refer to Notes 15 – Subsequent Events and 16 – Subsequent Events (Unaudited) for further discussion.
Recently Adopted Accounting Pronouncements— In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes, and clarifies certain aspects of the current guidance to improve consistency among reporting entities. The ASU is effective for the Company for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company early adopted ASU 2019-12 on January 1, 2020. The adoption of ASU 2019-12 did not have any impact on the consolidated financial statements as of and for the year ended December 31, 2020.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350). The standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The ASU is effective for the Company for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company early adopted ASU 2018-15 on January 1, 2020 using the prospective approach. Subsequent to the adoption of this ASU, capitalizable implementation costs incurred in a hosting arrangement that is a service contract are recorded within prepaid and other current assets and other non-current assets on the consolidated balance sheet. The expense related to these capitalized implementation costs are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

included within general and administrative expense on the consolidated statement of operations and comprehensive income (loss). The adoption of ASU 2015-15 did not have a material impact on the consolidated financial statement as of and for the year ended December 31, 2020.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The standard removes, eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC Topic 820, Fair Value Measurement. This ASU is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. Entities are permitted to adopt any removed or modified disclosures and delay adoption of the additional disclosures until the effective date of the ASU. Certain amendments must be applied prospectively while others are to be applied on a retrospective basis to all periods presented. The Company adopted ASU 2018-13 on January 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. See Note 3 – Fair Value Measurements for further discussion.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350): Simplifying the Test for Goodwill Impairment. The standard eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (Step 2 of the goodwill impairment test), and will instead base an impairment charge on the excess of the carrying amount over the fair value. The ASU is effective for the Company for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company early adopted ASU 2017-04 on January 1, 2020. The adoption of ASU 2017-04 did not have a material impact on the consolidated financial statements as of and for the year ended December 31, 2020.
Recently Issued Accounting Pronouncements Not Yet Adopted—In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for a limited period of time for accounting for contracts, hedging relationships, and other transactions affected by the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. Optional expedients can be applied from March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, and includes the Company’s accounts receivable, certain financial instruments and contract assets. ASU 2016-13 replaces the prior incurred loss impairment model with an expected loss methodology, which results in more timely recognition of credit losses. ASU 2016-13 is effective for the Company’s annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its financial condition and results of operations.
In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-10 is intended to facilitate codification updates for technical corrections, such as conforming amendments, clarifications to guidance, simplifications to wording or structure of guidance, and other minor improvements. It contains amendments that improve the consistency of the codification by including all disclosure guidance in the appropriate disclosure section and other updates that varies in nature. ASU 2020-10 is effective for Company’s annual period beginning December 15, 2020. We do not anticipate a material impact on our consolidated financial statements and disclosures from adoption of this standard update.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.REVENUE
The following presents a disaggregation of the Company’s revenue based on product category (in millions):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Credit cards	$112.4	$78.2	$48.2	$52.8
Loans	55.1	81.3	38.3	64.6
Other verticals	60.8	85.8	50.8	64.2
Total revenue	$228.3	$245.3	$137.3	$181.6
As of December 31, 2019 and 2020 and June 30, 2021 (unaudited), the contract asset recorded within prepaid and other current assets on the consolidated balance sheets related to estimated variable consideration was $1.1 million, $1.2 million and $2.3 million, respectively.
Credit cards revenue is primarily generated through revenue per action arrangements, Loans revenue is primarily generated through revenue per funded loan and revenue per lead arrangements, and Other verticals revenue is primarily generated through revenue per click and revenue per action arrangements.
3.FAIR VALUE MEASUREMENTS
The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are summarized as follows (in millions):

	As of December 31, 2019
	Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash and cash equivalents—money market funds	$19.6	$19.6	$—	$—
Embedded derivative	0.2	—	—	0.2
	$19.8	$19.6	$—	$0.2

	As of December 31, 2020
	Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash and cash equivalents—money market funds	$19.7	$19.7	$—	$—
Certificate of deposit	2.0	—	2.0	—
Embedded derivative	0.1	—	—	0.1
	$21.8	$19.7	$2.0	$0.1
Liabilities:
Contingent consideration	$36.5	$—	$—	$36.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of June 30, 2021
	Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(unaudited)
Assets:
Cash and cash equivalents—money market funds	$39.1	$39.1	$—	$—
Certificate of deposit	2.0	—	2.0	—
	$41.1	$39.1	$2.0	$—
Liabilities:
Contingent consideration	$44.2	$—	$—	$44.2
The Company recognizes transfers among Level 1, Level 2 and Level 3 classifications as of the actual date of the events or change in circumstances that caused the transfers. During the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021 (unaudited), the Company had no transfers of financial assets or liabilities between Level 1 and Level 2 or between Level 2 and Level 3 of the fair value hierarchy.
The change in fair value of Level 3 assets and liabilities are as follows (in millions):

	Embedded Derivative	Contingent Consideration
Balance as of January 1, 2019	$0.7	$—
Change in fair value, recognized in earnings	(0.5)	—
Balance as of December 31, 2019	$0.2	$—
Additions	—	37.3
Change in fair value, recognized in earnings	(0.1)	(0.8)
Balance as of December 31, 2020	$0.1	$36.5
Change in fair value, recognized in earnings (unaudited)	(0.1)	7.7
Balance as of June 30, 2021 (unaudited)	$—	$44.2
The change in fair value of the embedded derivative is recorded in other gains (losses), net within the consolidated statements of operations and comprehensive income (loss). The determination of the fair value of the Level 3 embedded derivative is discussed in Note 7 – Debt.
Contingent consideration liabilities related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs. The contingent consideration liability at December 31, 2020 and June 30, 2021 (unaudited) is the estimated fair value of the earnout payments for the Fundera, Inc. (“Fundera”) and Know Your Money (“KYM”) business combinations. See Note 5 – Business Combinations for additional information on the contingent consideration for each of the acquisitions.
The fair values of the estimated contingent considerations are determined based on the Company’s evaluation of the probability and amount of earnout that will be achieved based on expected future performance by the acquired entity. The Monte Carlo simulation models simulated the applicable figures over the earnout periods to calculate the estimated earnout payments. These payments were then discounted to present value based on the expected payment dates of the contingent considerations. The weighted average volatilities fell within the range of 7.4% to 17.6% during the year ended December 31, 2020, and the weighted average discount rate was estimated to be approximately 1.2%, at December 31, 2020. The weighted average volatility was 37.9% and the weighted average discount rate was estimated to be approximately 7.9% at June 30, 2021 (unaudited).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.SIGNIFICANT CONSOLIDATED BALANCE SHEETS COMPONENTS
Prepaid expenses and other current assets consisted of the following (in millions):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Prepaid expenses	$2.8	$5.2	$7.1
Certificate of deposit	—	2.0	2.0
Contract assets	1.1	1.2	2.3
Tax receivable	0.1	0.2	0.2
Other current assets	0.2	0.1	0.1
Total prepaid expenses and other current assets	$4.2	$8.7	$11.7
Property, equipment, and software, net consisted of the following (in millions):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Capitalized software development costs	$33.2	$51.7	$62.2
Office equipment	3.3	4.1	4.5
Furniture and fixtures	0.5	1.0	1.0
Leasehold improvements	1.9	2.4	3.5
Total property, equipment and software	38.9	59.2	71.2
Accumulated depreciation and amortization	(18.3)	(31.5)	(39.1)
Total property, equipment, and software—net	$20.6	$27.7	$32.1
Depreciation and amortization expense, inclusive of amortization of capitalized software development costs and intangible assets, for the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited) was $9.4 million, $15.1 million and $12.8 million, respectively.
Accrued and other current liabilities consisted of the following (in millions):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Unbilled accounts payable	$10.5	$8.1	$21.3
Operating lease liabilities	7.1	7.4	3.6
Accrued payroll related taxes	—	1.4	1.5
Accrued interest	1.1	1.1	0.5
Asset retirement obligation	—	—	1.2
Other accrued expenses	1.4	0.6	2.2
Total accrued and other current liabilities	$20.1	$18.6	$30.3
During the six months ended June 30, 2021, the Company recorded a $1.2 million (unaudited) asset retirement obligation, with an offsetting related asset retirement cost in Property, equipment, and software – net, which relates to leased office space and is expected to be settled prior to December 31, 2021.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other liabilities—noncurrent consisted of the following (in millions):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Operating lease liabilities	$6.6	$7.4	$7.0
Accrued payroll related taxes	2.4	2.8	1.5
Unrecognized tax benefit liability	1.4	1.3	1.7
Total other liabilities—noncurrent	$10.4	$11.5	$10.2
5.BUSINESS COMBINATIONS
Fundera—In October 2020, the Company executed a merger agreement to acquire all outstanding shares of Fundera. Fundera is a company that provides an application that connects small businesses to lenders and covers everything from loans to legal services, free financial content and one-on-one access to experienced lending. Fundera was founded in 2013 and is headquartered in New York, NY. The acquisition date aggregate purchase price was approximately $65.1 million, which consisted of the following (in millions):

Fair Value
Cash	$29.2
Fair value of contingent consideration	35.9
Total purchase price	$65.1
The total closing consideration for the Fundera acquisition was $29.2 million in cash, of which $4.6 million in cash was held in escrow for the settlement of general representation and warranty provisions. Further the Company could make up to two additional earnout payments based on achievement of Fundera’s future revenue and profitability milestones for the years ended December 31, 2021 and 2022. These additional payments, to the extent earned, will be payable in cash. The fair value of earnouts, which are subject to the recipients continued employment services was $2.7 million and was excluded from the aggregate purchase price and accounted for separately from the business combination. The amounts will be recognized as compensation expense as earned over the next 12 to 24 months.
As of December 31, 2020, the estimated fair value of the contingent consideration was $35.2 million, which is included in contingent consideration in the accompanying consolidated balance sheet. The estimated fair value of the contingent consideration is determined using a Monte Carlo simulation model. The estimated value of the contingent consideration is based upon available information and certain assumptions, known at the time the estimate was made, which management believes are reasonable. Contingent consideration is subject to remeasurement at each reporting date until the payments are made, with the remeasurement adjustment reported in the Company’s consolidated statements of operations and comprehensive income (loss).
Certain stock options held by Fundera employees were replaced with restricted stock units (“RSUs”) by the Company with a total fair value of $1.9 million. The vesting of these RSUs is contingent on continued employment, and was excluded from the aggregate purchase price. These awards will be recognized as stock-based compensation expense ratably over the remaining vesting term of less than 1 to 4 years as of December 31, 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for as a business combination. The preliminary opening balance sheet is subject to adjustment based on final assessment of the fair values of certain acquired assets and liabilities, primarily intangible assets and income taxes. As the Company finalizes its assessment of the fair value of assets acquired and liabilities assumed, additional purchase price adjustments may be recorded during the measurement period. The Company reflects measurement period adjustments, if any, in the period in which the adjustments occur. The allocation of purchase price to the assets acquired and liabilities assumed is as follows (in millions):

Fair Value
Net tangible assets	$1.0
Fixed assets	0.2
Intangible assets	29.4
Deferred tax liability	(2.8)
Goodwill	37.3
Total purchase price	$65.1
The acquired intangible assets are definite-lived assets consisting of user base, customer relationships, developed technology and trade name. The estimated fair value was determined using the excess earnings method for user base, with-and-without method for acquired customer relationships, and relief-from-royalty method for the acquired technology and trade name. The fair value of the intangible assets with definite lives is as follows (dollars in millions):

	Fair Value	Weighted Average Useful Life (Years)
User base	$19.4	7.0
Customer relationships	5.0	3.0
Technology	4.6	3.0
Trade name	0.4	0.5
Total intangible assets	$29.4	5.6
The Company recorded goodwill of $37.3 million, which represents the excess of the purchase price over the estimated fair value of tangible and intangible assets acquired, net of the liabilities assumed. The goodwill is primarily attributable to Fundera as a going concern, which represents the ability of the Company to earn a higher return on the collection of assets and business of Fundera than if those assets and business were to be acquired and managed separately. The benefit of access to the workforce is an additional element of goodwill. For income tax purposes, the acquisition was a stock purchase and goodwill is not tax deductible. Acquisition-related costs of $1.0 million were incurred in 2020 and are included in general and administrative expense on the consolidated statement of operations and comprehensive income (loss). During the period from the acquisition date through December 31, 2020, the Company has recognized revenue and loss before income tax for Fundera in the amount of $2.0 million and $(0.3) million, respectively.
Pro Forma Results (Unaudited)
The following pro forma combined results of operations are provided for the years ended December 31, 2020 and 2019, as though the Fundera acquisition had been completed as of January 1, 2019. These supplemental pro forma results of operations are provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that may be achieved by the combined company in the future. The pro forma results of operations do not include any cost savings or other synergies that resulted, or may result, from the Fundera acquisition or any estimated costs that will be incurred to integrate Fundera. Future results may vary significantly from the results reflected in this pro forma financial information because of future events and transactions, as well as other factors.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s historical financial information was adjusted based on currently available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited supplemental pro forma information includes adjustments to amortization and depreciation for acquired intangible assets and property and equipment, adjustments to share-based compensation expense, the purchase accounting effect on interest expense, and transaction costs (in millions):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020
			(unaudited)
Revenue	$254.5	$262.6	$150.4
Net income	$15.6	$3.6	$—
Know Your Money—On September 30, 2020, the Company acquired all the outstanding shares of Notice Media Ltd., doing business as Know Your Money, an online provider of financial guidance and tools based in the United Kingdom. The acquisition date aggregate purchase price transferred for KYM was approximately $13.7 million, which consisted of the following (in millions):

Fair Value
Cash	$12.3
Fair value of contingent consideration	1.4
Total purchase price	$13.7
The Company paid $12.3 million in initial cash consideration and could make up to two additional earnout payments based on certain defined operating metrics during the earnout periods January 1, 2021 through December 31, 2021 and January 1, 2022 through December 31, 2022. These additional payments, to the extent earned, will be payable in cash. As part of the transaction, the Company entered into additional earnouts which are subject to the recipients’ continued service. The fair value of such earnouts was $5.9 million, which was excluded from the aggregate purchase price and accounted for separately from the business combination. The amounts will be recognized as compensation expense as earned over the next 12 to 24 months.
As of December 31, 2020, the estimated fair value of the contingent consideration totaled $1.3 million, which is included in contingent consideration in the accompanying consolidated balance sheet. The estimated fair value of the contingent consideration payments is determined using a Monte Carlo simulation model. The estimated value of the contingent consideration is based upon available information and certain assumptions, known at the time of this report, which management believes are reasonable. Contingent consideration is subject to remeasurement at each reporting date until the payments are made, with the remeasurement adjustment reported in the Company’s consolidated statements of operations and comprehensive income (loss).
The acquisition has been accounted for as a business combination. The preliminary allocation of purchase price to the assets acquired and liabilities assumed is as follows (in millions):

Fair Value
Net tangible assets	$1.5
Fixed assets	0.2
Intangible assets	7.4
Deferred tax liability	(1.4)
Goodwill	6.0
Total purchase price	$13.7

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquired intangible assets are definite-lived assets consisting of customer relationships and developed technology. The estimated fair values of the customer relationships were determined using the excess earning method and the developed technology was determined using the relief from royalty method. The fair value of the intangible assets with definite lives is as follows (dollars in millions):

	Fair Value	Weighted Average Useful Life (Years)
Customer relationships	$6.0	5.0
Technology	1.4	3.0
Total intangible assets	$7.4	4.6
The Company recorded goodwill of $6.0 million, which represents the excess of the purchase price over the estimated fair value of tangible and intangible assets acquired, net of the liabilities assumed. The goodwill is primarily attributable to KYM as a going concern, which represents the ability of the Company to earn a higher return on the collection of assets and business of KYM than if those assets and business were to be acquired and managed separately. The benefit of access to the workforce is an additional element of goodwill. For income tax purposes, the acquisition was a stock purchase and goodwill is not tax deductible. Acquisition-related costs of $0.5 million were incurred in 2020 and are included in general and administrative expense on the consolidated statement of operations and comprehensive income (loss). During the period from the acquisition date through December 31, 2020 the Company has recognized revenue and loss before income tax for KYM in the amount of $1.5 million and $(0.1) million, respectively. Pro forma results of operations have not been provided to reflect the KYM acquisition as such results would not have been materially different from the Company’s reported results.
6.GOODWILL AND INTANGIBLE ASSETS
The balance of goodwill, net is as follows (in millions):

Goodwill
As of December 31, 2019	$0.3
Acquisition of Fundera	37.3
Acquisition of KYM	6.0
Foreign currency translation adjustment	0.2
As of December 31, 2020	$43.8
Foreign currency translation adjustment (unaudited)	0.2
As of June 30, 2021 (unaudited)	$44.0
No impairment charges have been recorded for goodwill in the periods presented.
Intangible assets with definite lives related to the following as of December 31, 2020 (in millions):

	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
User base	6.8	$19.4	$(0.5)	$18.9
Customer relationships	3.8	11.0	(0.6)	10.4
Technology	2.8	6.4	(0.7)	5.7
Trade names	0.3	0.4	(0.1)	0.3
Foreign currency translation adjustment				0.3
As of December 31, 2020		$37.2	$(1.9)	$35.6

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with definite lives related to the following as of June 30, 2021 (unaudited) (in millions):

	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
User base	6.3	$19.4	$(1.8)	$17.6
Customer relationships	3.3	$11.0	$(2.1)	$8.9
Technology	2.3	$6.4	$(1.8)	$4.6
Trade names	0.0	$0.4	$(0.4)	$—
Foreign currency translation adjustment				$0.5
As of June 30, 2021		$37.2	$(6.2)	$31.6
Estimated future amortization expense as of December 31, 2020 is as follows (in millions):

Years Ending December 31,	Amortization
2021	$7.9
2022	7.6
2023	7.0
2024	4.0
2025	3.7
Thereafter	5.1
Foreign currency translation adjustment	0.3
$35.6

7.DEBT
Lines of Credit—The Company maintains a line of credit with Silicon Valley Bank, which over time has been amended and restated. It is secured by certain qualifying accounts receivable of the Company. In June 2017, the Company entered into a second amended and restated Loan and Security Agreement, and in September 2019, the Company extended the maturity of the line of credit to expire in September 2020. The agreement included a borrowing base calculation tied to accounts receivable with a maximum availability of $30.0 million at prime plus 0.75% interest, equating to 5.5% as of December 31, 2019.
As of December 31, 2019, the outstanding balance was $5.0 million and the available amount to borrow under the line of credit pursuant to the borrowing base calculation was $21.2 million.
In September 2020, the Company entered into a Senior Secured Credit Facilities Credit Agreement (“Credit Agreement”) with Silicon Valley Bank and also terminated the second amended and restated Loan and Security Agreement from June 2017. The Credit Agreement provides for a revolving line of credit of up to $50.0 million, including a letter of credit sub-facility in the aggregate amount of $10.0 million, and a swingline sub-facility in the aggregate amount of $10.0 million. The Company will also have the option to request incremental facilities of up to an additional $75.0 million from one or more of the lenders under the Credit Agreement. Under the terms of the Credit Agreement, revolving loans may be either Eurodollar Loans or Alternative Base Rate (“ABR”) Loans. Outstanding Eurodollar Loans will incur interest at the Eurodollar Rate, which is defined in the Credit Agreement as LIBOR (or any successor thereto), plus a margin of either 3.00% or 2.75% depending on usage, equating to 3.75% as of December 31, 2020. Outstanding ABR Loans will incur interest at the highest of the Prime Rate, as published by the Wall Street Journal, the federal funds rate in effect for such day plus 0.50%, and 3.25%, in each case a margin of either 0.75% or 0.50% will be applicable, depending on usage, equating to 3.75% as of December 31, 2020. The Company will be charged a commitment fee of 0.30% per year for committed but unused amounts. The Credit Agreement terminates on October 30, 2021. See Notes 15 – Subsequent Events and 16 – Subsequent Events (Unaudited) for additional information.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and June 30, 2021 (unaudited), there were no outstanding balances. As of December 31, 2020 and June 30, 2021 (unaudited), the available amount to borrow under the Credit Agreement was $45.9 million and $94.7 million, respectively, which is equal to the available amount under the Credit Agreement of $50.0 million and $100.0 million, respectively, net of letters of credit with Silicon Valley Bank of $4.1 million and $5.3 million, respectively.
The Credit Agreement contains covenants limiting the ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions.
The Credit Agreement also contains financial covenants requiring the Company to maintain minimum EBITDA and an adjusted quick ratio above specified levels, measured in each case at the end of each fiscal quarter. The Company is required to furnish audited financial statements within 150 days after the fiscal year end, and after the occurrence of a qualified IPO of the Company’s common stock, 90 days after the end of the fiscal year. The Company was in compliance with all financial covenants as of December 31, 2020 and June 30, 2021 (unaudited).
Subordinated Promissory Notes—During 2017, the Company entered into a stock repurchase agreement to repurchase a specific number of shares of Class G common stock from one of the Company’s co-founders. In connection with the stock repurchase agreement, the Company issued subordinated promissory notes (the “Notes”) with a principal amount totaling $28.5 million to the co-founder. The Notes bear interest on the outstanding principal amount at the rate of 4.2922% per year and the Company makes annual interest payments. The Notes mature in January 2026. The Company may prepay the Notes in whole or in part at any time prior to the maturity date. The Notes are subordinated in right of payment to the prior payment in full of (i) any indebtedness to banks or other financial institutions and any indebtedness arising from the satisfaction of such indebtedness by a guarantor in existence on the date of the Notes or incurred after the agreement was entered into, and (ii) the liquidation preferences, or other rights or entitlements to proceeds in the event of a deemed liquidation event in respect of the Company’s redeemable convertible preferred stock. In the event of a deemed liquidation event or initial public offering while the Notes remain outstanding, the Company must repay the Notes in an amount equal to the outstanding principal plus an unpaid accrued interest, to the extent there are proceeds available after payment of senior obligations.
The Company determined that the feature whereby the Notes are subordinate in payment to the liquidation preferences of the Company’s preferred stockholders represents an embedded derivative that is to be separately accounted for. Accordingly, upon issuance in December 2017 the Company measured the fair value of deemed liquidation event redemption feature and recognized a derivative contra-liability of $3.3 million with a corresponding entry to debt premium. At December 31, 2019 and 2020, the Company remeasured the derivative contra-liability to an amount of $0.2 million and $0.1 million, respectively. At June 30, 2021 (unaudited), the derivative contra-liability was immaterial. As a result of remeasurement of the derivative contra-liability, losses of $0.5 million and $0.1 million were recorded to other gains (losses), net in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2019 and 2020, respectively, and a $0.1 million loss recorded for the six months ended June 30, 2021 (unaudited). Further, the Company recorded amortization of the related premium as a reduction to interest expense in the amount of $0.4 million for both the years ended December 31, 2019 and 2020, and $0.2 million for both the six months ended June 30, 2020 and 2021 (unaudited).

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company estimates the fair value of the embedded derivative feature at each reporting date based on a with or without valuation approach which leverages the Black-Scholes-Merton option-pricing model. The key inputs and assumption in the model include the fair value of the Company’s equity, exercise prices which are based on the participation thresholds of the preferred and common securities, as follows.

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Expected volatility	60.0%	65.0%	55.0%
Expected term (in years)	2.0	1.5	1.2
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.58%	0.12%	0.10%
The Company’s outstanding borrowings are as follows (in millions):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Lines of credit—current	$5.0	$—	$—
Promissory notes—noncurrent	28.5	28.5	28.5
Less: embedded derivative contra-liability	(0.2)	(0.1)	—
Add: unamortized debt premium	2.2	1.8	1.6
Total debt	$35.5	$30.2	$30.1
There are no contractual payments due until 2026, when the full principal amount of the Notes is repayable.
8.CONTINGENCIES
Litigation and Other Legal Matters—The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assess potential financial exposure. If the potential loss from any legal proceeding or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimable. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based only on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding or litigation, and may revise its estimates. Management is not currently aware of any matters that it expects will have a material effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019 and 2020 and June 30, 2021 (unaudited), the Company has not accrued any potential loss.
9.LEASES
Components of operating lease costs, lease term and discount rate are as follows (dollars in millions):

	Year Ended December 31,		Six Months Ended June 30,
Lease Cost	2019	2020	2020	2021
			(unaudited)
Operating lease cost	$7.3	$7.5	$3.6	$4.2
Sublease income	(1.8)	(1.8)	(1.0)	(1.0)
Net lease cost	$5.5	$5.7	$2.6	$3.2

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,		June 30,
Lease Term and Discount Rate	2019	2020	2021
			(unaudited)
Weighted-average remaining lease term (years)	2.0	5.5	6.2
Weighted-average discount rate	6.3%	5.6%	5.5%
Right-of-use assets as of December 31, 2019 and 2020 and June 30, 2021 (unaudited) were $13.5 million, $14.0 million and $10.2 million, respectively.
The following is a schedule of payments of lease liabilities as of December 31, 2020 (in millions):

December 31,
Years Ending December 31	2020
2021	$8.0
2022	1.1
2023	1.1
2024	1.2
2025	1.2
Thereafter	4.5
Total undiscounted cash flows	$17.1
Less: imputed interest	(2.3)
Present value of lease liabilities	$14.8
Less: lease liabilities, current	(7.4)
Total lease liabilities, noncurrent	$7.4
10.REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Redeemable Convertible Preferred Stock—The total number of Series A redeemable convertible preferred stock authorized for issuance is 17.3 million shares. There were 15.4 million shares of Series A redeemable convertible preferred stock issued and outstanding as of December 31, 2019 and 2020, and $15.2 million shares issued and outstanding as of June 30, 2021 (unaudited).
Significant rights and preferences of the redeemable convertible preferred stock are as follows:
Dividend Rights—The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefore, a noncumulative dividend on each outstanding share of Series A redeemable convertible preferred stock in an amount equal to eight percent (8%) of the Series A original issue price. The foregoing dividends shall be paid when and if declared by the Board. The Series A original issue price shall mean $4.48980 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A redeemable convertible preferred stock. No dividends have been declared or paid by the Company as of December 31, 2019 and 2020.
Conversion Rights—Each share of Series A redeemable convertible preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the Series A original issue price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to $4.48980. Such initial Series A Conversion Price, and the rate at which shares of Series A redeemable convertible preferred stock may be converted into shares of Class A common stock, shall be subject to adjustments.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The conversion rights terminate (a) in the event of a notice of redemption of any shares of Series A redeemable convertible preferred stock, at the close of business on the last full day preceding the date fixed for redemption or (b) in the event of a liquidation, dissolution or winding up of the Company or a deemed liquidation event, at the close of business on the last full day preceding the date fixed for payment of any such amount distributable on such event to the holders of the Series A redeemable convertible preferred stock.
No fractional shares of Class A common stock shall be issued upon conversion of the Series A redeemable convertible preferred stock. The holder shall receive cash equal to such fraction of the common stock times the fair market value of the share of the common stock. Upon notice of conversion, the Company shall issue the number of full shares of common stock, pay in cash the amount of fractional shares, and pay all declared but unpaid dividends on the shares of preferred stock converted.
Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A redeemable convertible preferred stock shall be entitled to receive prior and in preference to any distribution from the proceeds of the liquidation event of the Company to the holders of the common stock by reason of their ownership thereof, the greater of (i) an amount equal to the original issue price per share of $4.48980, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series A redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.
After the payment of all preferential amounts required to be paid to the holders of the shares of Series A redeemable convertible preferred stock, the remaining assets the Company available for distribution shall be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock.
Voting Rights—Each share of Series A convertible redeemable preferred stock has voting rights equal to the number of common shares into which the Series A preferred stock could be converted on the record date for determining stockholders entitled to vote on such matter. Holders of the Series A convertible redeemable preferred stock shall vote together with the holders of common stock as a single class, except as otherwise provided in the Second Amended and Restated Articles of Incorporation.
The holders of shares of Series A redeemable convertible preferred stock, exclusively and as a separate class, shall be entitled to elect two members of the board of directors. The holders of shares of Class F common stock, exclusively and as a separate class, shall be entitled to elect one director. The holders of record of the shares of common stock, voting as a separate class, and the holders of record of the shares of Series A redeemable convertible preferred stock, voting as a separate class and on an as-converted to common stock basis, shall be entitled to elect two directors.
Redemption—Upon written notice requesting redemption by a majority of the then outstanding shares of Series A redeemable convertible preferred stock, shares of Series A redeemable convertible preferred stock shall be redeemed by the Company at a price equal to the greater of (a) the Series A original issue price per share, plus all declared but unpaid dividends thereon and (b) the fair market value of a single share of Series A redeemable convertible preferred stock as of the date of the Company’s receipt of the redemption request, in three annual installments commencing not more than sixty days after receipt by the corporation at any time on or after March 1, 2024. Such redemption could occur outside of the control of the Company, and accordingly, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.
The Series A redeemable convertible preferred stock is contingently redeemable and as the redemption price is subject to change, changes in the estimate of the redemption price are necessary. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to the redemption value at the end of each reporting period so long as it is probable that the instrument will become redeemable. As of December 31, 2020 and June 30, 2021 (unaudited), the redemption was not deemed probable of becoming redeemable and therefore the Company has not made any adjustments to the carrying value of the Series A redeemable convertible preferred stock.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock—As of December 31, 2020 and June 30, 2021 (unaudited) the Company had 255.0 million common shares authorized for issuance, consisting of 155.0 million shares of Class A common stock, 70.0 million shares of Class F common stock, and 30.0 million shares of Class G common stock, each with a par value of $0.0001 per share. Holders of all classes of common stock are entitled to dividends when, as and if, declared by our Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. The holder of each share of Class A common stock is entitled to one vote, while the holder of each share of Class F common stock is entitled to 10 votes and the holder of Class G common stock is not entitled to vote. Shares of the Class F common stock and the Class G common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon Transfer, as defined below. Class F common stock is convertible at the option of the holder at any time upon written notice to the transfer agent of the corporation and is automatically convertible upon Transfer. Class G common stock is not convertible at the option of the holder and is only automatically convertible upon Transfer.
Transfer is defined as any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. As of December 31, 2019 and 2020 and June 30, 2021 (unaudited), there were 16.0 million, 30.1 million and 35.8 million shares of Class A common stock issued and outstanding, respectively. As of December 31, 2019 and 2020 and June 30, 2021 (unaudited), there were 68.6 million, 67.6 million and 63.4 million shares of Class F common stock, respectively, and no shares of Class G common stock issued and outstanding.
In November 2020, the Company entered into a Class A Common Stock Purchase Agreement to sell shares of Class A common stock at $7.00 per share. The Company sold and issued approximately 7.8 million shares for gross proceeds of $54.3 million.
Common Stock Transfers—In February 2020, four new investors led an offer to purchase approximately 3.4 million shares of Class A common stock from existing employees and service providers that hold common stock and vested options at a price of $7.00 per share for an aggregate repurchase price of $23.8 million. The transaction was initiated by, and the purchase price was set by, the new investors. No compensation expense was recorded on the transaction as management concluded that it was not a mechanism to provide compensation to employees, but rather an arms-length transaction between willing buyers and willing sellers, at a price per share determined by a third party.
In December 2020, the Company waived its right of first refusal and the CEO entered into a stock transfer agreement to sell approximately 1.1 million shares of Class F common stock to a third party at $7.00 per share for an aggregate purchase price of $7.7 million. Upon consummation of the sale to the third party, the 1.1 million shares of Class F common stock were automatically converted into shares of Class A common stock on a 1:1 basis in accordance with the rights and preferences of the Class F common stock. No compensation expense was recorded on this transaction as management concluded that it was not a mechanism to provide compensation to employees, but rather an arms-length transaction between willing buyers and willing sellers, at a price per share determined by a third party.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class A Common Shares Reserved for Future Issuance—The Company had reserved the following shares of Class A common stock for future issuance:

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Class A common stock:
Shares outstanding from stock options and restricted stock units	24,292,454	20,119,856	20,450,353
Shares reserved for Series A redeemable convertible preferred stock	15,374,664	15,374,664	15,169,664
Shares reserved for Class F common stock	68,637,122	67,565,513	63,371,308
Shares available for grant	2,266,994	921,166	2,244,628
Total shares reserved	110,571,234	103,981,199	101,235,953
Equity Incentive Plan—In 2012, the Company’s Board of Directors approved the adoption of the 2012 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock units, and restricted stock awards to employees, non-employee directors, and consultants of the Company. Options to purchase Class A common stock granted under the Plan continue to vest until the last day of employment and generally will vest 25% in the first year and monthly thereafter over 4 years, and expire 10 years from the date of grant. Class A common stock awards are generally issued to officers, directors, employees and consultants, and vest according to an award-specific schedule as approved by the Board of Directors. The Plan was authorized to grant share-based awards for up to 42.1 million shares of common stock as of December 31, 2019 and 2020, and 47.1 million shares of common stock as of June 30, 2021 (unaudited).
The exercise price of incentive stock options granted under the Plan must be at least equal to 100% of the fair market value of the Company’s Class A common stock at the date of grant, as determined by the Board of Directors. The exercise price must not be less than 110% of the fair market value of the Company’s Class A common stock at the date of grant for incentive stock options granted to an employee that owns greater than 10% of the Company stock.
A summary of the Company’s stock option activity for its Plan is as follows:

	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2019	24,292,454	$2.64	7.3	$81.5
Granted	2,202,350	$6.41
Exercised	(5,401,322)	$1.57
Cancelled/forfeited	(3,706,119)	$3.15
Balance as of December 31, 2020	17,387,363	$3.35	6.7	$63.5
Granted (unaudited)	1,589,166	$8.87
Exercised (unaudited)	(3,029,302)	$1.94
Cancelled/forfeited (unaudited)	(1,039,549)	$3.95
Balance as of June 30, 2021 (unaudited)	14,907,678	$4.18	6.9	$92.1
Vested and exercisable as of December 31, 2020	10,621,463	$2.35	5.5	$49.3
Vested and exercisable as of June 30, 2021 (unaudited)	8,659,463	$2.80	5.7	$65.5

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited) was $2.26, $3.14 and $5.19 per share, respectively. The intrinsic value of options exercised was $3.7 million, $25.9 million and $17.1 million during the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited), respectively. Tax benefits from the exercise of stock options during the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited) were $0.3 million, $4.7 million and $2.2 million, including excess tax benefits of an immaterial amount, $3.7 million and $1.8 million, respectively.
As of December 31, 2020 and June 30, 2021 (unaudited), there was $15.3 million and $18.8 million, respectively, of total unrecognized compensation cost related to non-vested stock options granted under the Plan, with the cost expected to be recognized over a weighted-average period of 2.6 years and 2.9 years, respectively.
The Company estimates the fair values of options awarded on the date of grant using the Black-Scholes-Merton option-pricing model, which requires inputs, including the fair value of common stock, expected term, expected volatility, risk-free interest, and dividend yield.
The Company estimates the expected term of options using the simplified method described in Staff Accounting Bulletin Topic 14, as amended, as it does not have sufficient historical experience for determining the expected term of the awards granted. Since the Company’s shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The expected dividend yield was 0% as the Company has not paid, and does not expect to pay cash dividends. Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s Class A common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of Class A common stock; (ii) the rights and preferences of Redeemable Convertible Preferred Stock compared to Class A common stock; (iii) the lack of marketability of Class A common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.
The per-share fair value of each stock option was determined on the date of grant using the following weighted-average assumptions and ranges of fair value of common stock:

	Year Ended December 31,		Six Months Ended June 30, 2021
	2019	2020
			(unaudited)
Expected volatility	50.3%	52.2%	54.5%
Expected term (in years)	6.0	6.1	6.0
Expected dividend yield	—%	—%	—%
Risk-free interest rate	1.8%	0.6%	1.1%
Fair value of common stock	$3.90-$6.00	$5.28-$7.00	$7.00-$10.36
The Company modified the terms of approximately 0.7 million, 2.0 million and 0.5 million stock options, respectively, in connection with various termination agreements during the year ended December 31, 2019 and 2020, and the six months ended June 30, 2021 (unaudited). These modifications resulted in additional stock-based compensation expense of $0.1 million, $0.2 million, and $0.1 million, respectively, which was fully recognized at the modification date and included within sales and marketing and general and administrative expense in the consolidated statement of operations and comprehensive income (loss).
In August 2019, the Company entered into an Option Cancellation Agreement with a member of our board of directors and an affiliated entity, pursuant to which the Company cancelled an option to purchase 0.2 million shares of Class A common stock held by Camelot Financial Capital Management LLC for consideration equal to $5.10 per share, minus the exercise price for the shares underlying such option. The total consideration paid to Camelot Financial Capital Management LLC was $0.8 million.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance-based Options—Under the Plan, the Company has granted certain key employees performance-based stock options of 4.1 million shares in June 2018 to incentivize their performance and retention. Subject to the employees’ continued employment with the Company, the performance-based stock options would fully vest in the first quarter of fiscal year 2021 if certain performance metrics are achieved in the year 2020. Performance metrics include both financial performance and non-financial performance. For awards that include a performance condition, compensation expense is recognized when the performance condition is probable of being achieved, at which time the cumulative compensation expense from the grant date will be recognized. As of the grant date, the options were valued using the Black-Scholes-Merton option-pricing model based on the consistent assumption used for the options issued to employees of the Company. As of December 31, 2019, the Company had 2.3 million performance-based stock options outstanding with a total grant-date fair value of $3.4 million. As of December 31, 2020, the Company had no performance-based stock options outstanding as the Company determined that the performance metrics were unlikely to be met and the stock options were canceled during 2020. Accordingly compensation cost associated with unvested options at the date the plan was canceled was reversed. For the years ended December 31, 2019 and 2020, the Company recorded $0.6 million and $(0.6) million, respectively, of stock-based compensation expense (credit) associated with the performance-based options.
Restricted Stock Units—The Plan also provides for the issuance of RSUs of the Company’s common stock to eligible participants. During the year ended December 31, 2020, the Company began issuing RSUs to certain employees and directors under the Plan. These RSUs are subject to service-based vesting conditions. The service-based vesting condition is generally satisfied over four years.
A summary of the Company’s outstanding nonvested RSUs for its Plan is as follows:

	Number of Units	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2019	—	$—
Granted	2,966,678	$6.33
Vested	(167,832)	$6.16
Forfeited	(66,353)	$6.39
Nonvested as of December 31, 2020	2,732,493	$6.34
Granted (unaudited)	3,581,616	$9.27
Vested (unaudited)	(431,185)	$7.14
Forfeited (unaudited)	(340,249)	$6.87
Nonvested as of June 30, 2021 (unaudited)	5,542,675	$8.14
The total fair value of RSUs that vested during the year ended December 31, 2020 was $1.0 million, and during the six months ended June 30, 2021 (unaudited) was $3.1 million. Tax benefits from vesting of RSUs were not material for the year ended December 31, 2020, and $0.2 million for the six months ended June 30, 2021 (unaudited).
As of December 31, 2020 and June 30, 2021 (unaudited), there was approximately $16.5 million and $42.9 million, respectively, of unrecognized compensation cost related to RSUs, with these costs expected to be recognized over a weighted-average period of approximately 3.6 years.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation—The Company recognized stock-based compensation expense under the Plan as follows (in millions):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Research and development	$2.2	$3.1	$1.4	$2.4
Sales and marketing	1.2	1.9	0.8	2.3
General and administrative	1.6	1.4	0.8	1.8
Total	$5.0	$6.4	$3.0	$6.5
In addition, $1.1 million and $1.6 million of stock-based compensation for the years ended December 31, 2019 and 2020, respectively, and $0.8 million and $1.4 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively, was capitalized related to software development costs.
11.INCOME TAXES
Income before the provision for (benefit from) income taxes consisted of the following for the years ended December 31, 2019 and 2020, are as follows (in millions):

	Year Ended December 31,
	2019	2020
Domestic	$27.8	$1.9
Foreign	0.1	(1.0)
Total	$27.9	$0.9
The components of the provision for income taxes for the years ended December 31, 2019 and 2020, are as follows (in millions):

	Year Ended December 31,
	2019	2020
Current:
Federal	$1.5	$(0.1)
State	0.1	0.3
Foreign	0.1	—
Total	1.7	0.2
Deferred:
Federal	1.5	(4.0)
State	0.5	(0.6)
Total	2.0	(4.6)
Total provision for (benefit from) income taxes	$3.7	$(4.4)

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2019 and 2020 is as follows (in millions):

	Year Ended December 31,
	2019	2020
Tax at federal statutory rate	$5.9	$0.4
Permanent items	0.3	0.5
Foreign rate differential	—	0.2
Stock-based compensation	0.5	(3.1)
Tax credits	(4.5)	(4.9)
Change in valuation allowance	1.8	1.1
Tax contingency & interest	(0.2)	1.1
State taxes	0.3	0.1
Other	(0.4)	0.2
Tax at effective tax rate	$3.7	$(4.4)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities as of December 31, 2019 and 2020, are as follows (in millions):

	December 31,
	2019	2020
Deferred tax assets:
Accruals and reserves	$1.5	$0.9
Federal and state tax credits	9.7	13.7
Stock-based compensation	1.2	1.8
Net operating loss carryforwards	0.3	8.3
Lease liability	3.5	3.8
Other	0.3	0.3
Total gross deferred tax assets	16.5	28.8
Deferred tax liabilities:
Prepaid expense and other	—	(0.1)
Right-of-use asset	(3.4)	(3.6)
Basis difference for fixed assets and intangibles	(4.6)	(15.2)
Total gross deferred tax liabilities	(8.0)	(18.9)
Valuation allowance for deferred tax assets	(6.2)	(7.3)
Net deferred tax assets	$2.3	$2.6
As of December 31, 2020, the Company has federal net operating loss carryforwards of approximately $31.6 million, of which $13.1 million, if not utilized, will begin to expire in 2033, and the remaining $18.5 million can be carried forward indefinitely. As of December 31, 2020, the Company has state net operating loss carryforwards of approximately $17.4 million. The majority of state net operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2032.
In addition, as of December 31, 2020, the Company has approximately $8.8 million and $10.6 million of federal and California research and development credit carryforwards, respectively. The federal credits will start to expire in 2037. The California credits can be carried forward indefinitely.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The California Competes Tax Credit (“CCTC”) is an income tax credit available to businesses that invest and expand its operations within the state. As of December 31, 2020, the Company has approximately $1.3 million of CCTC carryforwards. The CCTC can be carried forward for 6 years, and will start to expire in 2021.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax-planning strategies in making this assessment. Based on all available evidence, both positive and negative, the Company concludes that on a more-likely-than-not basis, it will be able to realize its federal and state deferred tax assets, except for California. As of December 31, 2020, the Company has a full valuation allowance on its California deferred tax assets, and the change in current year valuation allowance is approximately $1.0 million, which is primarily related to R&D credits generated in the current year.
A reconciliation of the unrecognized tax benefits, excluding accrued interest and penalties, as of December 31, 2019 and 2020, are as follows (in millions):

	Year Ended December 31,
	2019	2020
Balance at the beginning of the year	$4.4	$4.8
Increases related to prior year tax positions	0.4	0.3
Decreases related to prior year tax positions	—	(0.1)
Expiration of statute of limitations	(1.3)	(0.1)
Current year increases	1.3	1.4
Balance at the end of the year	$4.8	$6.3
For the year ended December 31, 2019, interest and penalties were not material. For the year ended December 31, 2020, the Company accrued $0.1 million for interest and penalties on its uncertain tax positions. The Company does not anticipate that its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months.
The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company’s tax years for 2013 and forward are subject to examination by the U.S. tax authorities due to certain acquired attribute carryforwards. The Company’s tax years for 2013 and forward are subject to examination by various state tax authorities due to certain acquired attribute carryforwards.
The Company recorded income tax benefits of $2.0 million and $8.6 million, representing effective tax rates of (175.8%) and 24.2%, for the six months ended June 30, 2020 and 2021 (unaudited), respectively. The changes in income tax benefits were primarily driven by increases in the Company’s pre-tax losses incurred during the six months ended June 30, 2021.
12.NET INCOME (LOSS) PER BASIC AND DILUTED SHARE
The Company computes earnings per share (“EPS”) in conformity with the two-class method required for participating securities. The two-class method is an earnings allocation method that determines net income (loss) per share for each class of common stock and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings or losses. We consider early exercised share options to be participating securities. The early exercised share options were immaterial for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021 (unaudited).

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common stock outstanding during the period. Diluted EPS is computed by dividing income (loss) attributable to common stockholders by the number of diluted shares outstanding. Diluted shares equal the total of the basic shares outstanding and all potentially issuable shares, other than antidilutive shares, if any, weighted for the average days outstanding for the period. The dilutive effect of outstanding awards and convertible securities is reflected in diluted earnings per share by application of the treasury stock method.
The following table provides a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income (loss) attributable to common stockholders (in millions, except per share amounts):

	Year Ended December 31,
	2019		2020
	Class A	Class F	Class A	Class F
Numerator:
Net income	$4.5	$19.7	$1.2	$4.1
Reallocation of net income to Class A common stock	4.4	(4.4)	0.9	(0.9)
Net income attributable to common stockholders – diluted	$8.9	$15.3	$2.1	$3.2
Denominator:
Weighted-average shares of common stock – basic	15.7	68.6	19.9	68.5
Effect of dilutive stock options and restricted stock units	9.0	—	8.7	—
Effect of potentially dilutive Series A redeemable convertible preferred stock	15.4	—	15.4	—
Weighted-average shares of common stock – diluted	40.1	68.6	44.0	68.5
Earnings per share attributable to common stockholders:
Basic	$0.29	$0.29	$0.06	$0.06
Diluted	$0.22	$0.22	$0.05	$0.05

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30,
	2020				2021
	Class A		Class F		Class A		Class F
	(unaudited)
Numerator:
Net income (loss)	$0.6		$2.5		$(9.3)		$(17.5)
Reallocation of net income (loss) to Class A common stock	0.5		(0.5)		—		—
Net income (loss) attributable to common stockholders – diluted	$1.1		$2.0		$(9.3)		$(17.5)
Denominator:
Weighted-average shares of common stock – basic	17.5		68.6		33.9		63.9
Effect of dilutive stock options and restricted stock units	9.1	—	—	—	—	—	—
Effect of potentially dilutive Series A redeemable convertible preferred stock	15.4	—	—	—	—	—	—
Weighted-average shares of common stock – diluted	42.0		68.6		33.9		63.9
Earnings (loss) per share attributable to common stockholders:
Basic	$0.04		$0.04		$(0.27)		$(0.27)
Diluted	$0.03		$0.03		$(0.27)		$(0.27)
The following common stock equivalents were excluded from the computation of diluted earnings (loss) per share for the periods presented because including them would have been antidilutive (in millions):

	Year Ended December 31,
	2019		2020
	Class A	Class F	Class A	Class F
Stock options to purchase common stock	5.1	—	4.0	—

	Six Months Ended June 30,
	2020		2021
	Class A	Class F	Class A	Class F
	(unaudited)
Shares subject to outstanding stock options and restricted stock units	4.9	—	10.7	—
Series A redeemable convertible preferred stock	—	—	15.2	—
13.EMPLOYEE BENEFIT PLAN
The Company sponsors a 401(k) savings plan (the Savings Plan). All employees are eligible to participate in the Savings Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the Savings Plan up to the limit allowed by the applicable income tax regulations. The Company’s current policy is to match employee contributions up to certain overall limits. The Company made matching contributions of $2.3 million and $2.7 million during the years ended December 31, 2019 and 2020, respectively, and $1.3 million and $1.7 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.RELATED PARTY TRANSACTIONS
During 2017, the Company entered into a stock repurchase agreement to repurchase a specific number of shares of Class G common stock from one of the Company’s co-founders. In connection with the stock repurchase agreement, the Company issued subordinated promissory notes (the “Notes”) with a principal amount totaling $28.5 million to the co-founder. The Notes bear interest on the outstanding principal amount at the rate of 4.2922% per year and mature in 2026. In the event of a deemed liquidation event or initial public offering while the Notes remain outstanding, the Company must repay the Notes in an amount equal to the outstanding principal plus an unpaid accrued interest, to the extent there are proceeds available after payment of senior obligations. The Company continues to make annual interest payments in relation to this agreement. Refer to Note 7 – Debt for further discussion. There were no other material related party transactions during the years ended December 31, 2019 and 2020, or the six months ended June 30, 2021 (unaudited).
15.SUBSEQUENT EVENTS
The Company evaluated subsequent events pertaining to the annual consolidated financial statements through May 3, 2021, the date the financial statements were available to be issued.
In January 2021, the Company waived its right of first refusal and the CEO entered into a stock transfer agreement to sell approximately 2.1 million shares of Class F common stock to an existing investor at $7.00 per share for an aggregate purchase price of $15.0 million. Upon consummation of the sale to the third party, the shares of Class F common stock were automatically converted into shares of Class A common stock on a 1:1 basis in accordance with the rights and preferences of the Class F common stock. The price per share was equivalent to the estimated fair value of the Company’s common stock on December 31, 2020 as determined by its Board of Directors with the assistance of a third-party valuation specialist.
Also in January 2021, the Company entered into a repurchase agreement with the CEO to repurchase approximately 1.8 million shares of Class F common stock at $7.00 per share for an aggregate purchase price of approximately $12.6 million.
In February 2021, the Company waived its right of first refusal and the CEO entered into a stock transfer agreement to sell approximately 0.3 million shares of Class A common stock to an existing investor at $7.00 per share for an aggregate purchase price of $2.1 million. The price per share was equivalent to the estimated fair value of the Company’s common stock on December 31, 2020 as determined by its Board of Directors with the assistance of a third-party valuation specialist.
Also in February 2021, the Company amended and restated the Credit Agreement to increase the revolving line of credit from up to $50.0 million to up to $100.0 million with the option to increase up to an additional $25.0 million. The Credit Agreement financial covenants requiring the Company to maintain minimum EBITDA and an adjusted quick ratio above specified levels, measured in each case at the end of each fiscal quarter, were updated accordingly. In addition, the margin for outstanding ABR loans was increased from 0.75% or 0.50% to 1.75% or 2.00%. The termination date of the Credit Agreement has been extended to September 2, 2023.
In March 2021, the Company entered into an Option Cancellation Agreement with a member of its board of directors and an affiliated entity, pursuant to which the Company cancelled options to purchase an aggregate of 0.3 million shares of Class A common stock. The total consideration paid for the option cancellation was $2.4 million, of which $1.0 million was recognized as compensation expense for the excess amount paid over the purchase-date fair market value of the options. In addition, in March 2021, the Company repurchased 0.2 million shares of Series A redeemable convertible preferred stock from a member of its Board of Directors and an affiliated entity for approximately $2.0 million.
In April 2021, the Company signed an agreement to sublease office space in San Francisco, California, commencing November 2021. The sublease has a term of three years and nine months, and rental costs of approximately $0.2 million per month.

NERDWALLET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.SUBSEQUENT EVENTS (UNAUDITED)
In preparing the unaudited interim consolidated financial statements for the six months ended June 30, 2020 and 2021, the Company evaluated subsequent events through September 14, 2021, the date the unaudited interim consolidated financial statements were available to be issued.
In May 2021, the Company amended and restated the Credit Agreement to update the financial covenants requiring the Company to maintain minimum EBITDA and an adjusted quick ratio above specified levels, measured in each case at the end of each fiscal quarter. There were no changes to the line of credit amount, interest rate margins or termination date for the Credit Agreement.
******

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*
____________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of NerdWallet, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of NerdWallet, Inc. At present, there is no pending litigation or proceeding involving a director or officer of NerdWallet, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
The indemnification provisions in our second amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 15. Recent Sales of Unregistered Securities.
Since January 1, 2018 we have issued the following unregistered securities:
Sales of Class A common stock
(1)In November 2020, we issued and sold 7,757,141 shares of our Class A common stock to accredited investors for an aggregate purchase price of approximately $54.3 million.
Plan-Related Issuances
(2)From January 1, 2018 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of               shares of our Class A common stock under our 2012 Plan at exercise prices ranging from              to              per share, for an aggregate exercise price of approximately             per share.
(3)From January 1, 2018 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers an aggregate of               RSUs to be settled in shares of our Class A common stock under our 2012 Plan.
(4)From January 1, 2018 through the date of this registration statement, we issued and sold an aggregate of              shares of our Class A common stock upon the exercise of options under our 2012 Plan, at exercise prices ranging from              to               per share, for a weighted average exercise price of approximately              per share.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1#	Second Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2#	Certificate of Validation of Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation, dated August 28, 2019.

3.3#	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, dated April 7, 2020.

3.4#	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, dated September 2, 2020.

3.5#	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, dated March 25, 2021.

3.6#	Bylaws of the Registrant, as currently in effect.

3.7*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective on the completion of this offering.

3.8*	Form of Amended and Restated Bylaws of the Registrant, to be effective on the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

5.1*	Opinion of Cooley LLP.

10.1#	Investors’ Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated January 30, 2015.

10.2#	Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated June 19, 2015.

10.3#	Second Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated August 26, 2015.

10.4#	Third Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated June 29, 2016.

10.5#	Amendment No. 4 to the Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated April 7, 2020.

10.6+#	2012 Equity Incentive Plan.

10.7+#	Forms of Stock Option Agreement, Notice of Stock Option Grant, and Exercise Notice under the 2012 Equity Incentive Plan.

10.8+#	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2012 Equity Incentive Plan.

10.9+*	2021 Equity Incentive Plan and form agreements thereunder.

10.10+*	Forms of Notice of Stock Option Grant, Global Stock Option Agreement, and Exercise Notice under the 2021 Equity Incentive Plan.

10.11+*	Form of Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan.

10.12+*	2021 Employee Stock Purchase Plan.

10.13+*	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.

10.14#	Amended and Restated Senior Secured Credit Facilities Credit Agreement between Silicon Valley Bank and the Registrant, dated February 19, 2021.

10.15#	Sublease Agreement between Twitter, Inc. and the Registrant, dated October 16, 2016.

10.16#	First Amendment to Sublease between Twitter, Inc. and Registrant, dated May 23, 2018.

10.17+#	Offer Letter, by and between Lauren StClair and the Registrant, dated November 23, 2020.

10.18+#	Separation Agreement, by and between Laura Onopchenko and the Registrant, dated April 2, 2020.
10.19#	Side Letter, by and among entities affiliated with iGlobe Partners and the Registrant, dated November 26, 2020.

10.20#	Side Letter, by and between Innovius Capital Sirius I L.P. and the Registrant, dated July 17, 2020.

10.21+	Offer Letter, by and between Tim Chen and the Registrant, dated June 25, 2021.

10.22+	Change of Control and Severance Policy.
21.1#	List of subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).
_____________
*To be filed by amendment.
+       Indicates a management contract or compensatory plan.
#       Previously submitted.

(b) Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                      2021.

NERDWALLET, INC.

By:
Tim Chen
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tim Chen, Lauren StClair, Ekumene Lysonge and Robert Lattuga, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Tim Chen

	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	, 2021
Lauren StClair

	Director	, 2021
Tom Loverro

	Director	, 2021
Simon Williams

	Director	, 2021
James D. Robinson III

	Director	, 2021
Jennifer Ceran

	Director	, 2021
Lynne Laube